     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 16, 1999

                                                          REGISTRATION NO.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         THE SPORTS CLUB COMPANY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                                                         95-4479735
(STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARDIZED       (I.R.S. EMPLOYER IDENTIFICATION
 INCORPORATION OR ORGANIZATION)      INDUSTRIAL CODE NUMBER)                    NO.)

                      11100 SANTA MONICA BLVD., SUITE 300
                         LOS ANGELES, CALIFORNIA 90025
                                  310-479-5200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               TIMOTHY M. O'BRIEN
                         THE SPORTS CLUB COMPANY, INC.
                      11100 SANTA MONICA BLVD., SUITE 300
                         LOS ANGELES, CALIFORNIA 90025
                                  310-479-5200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:
                            JOSEPH P. BARTLETT, ESQ.
                     KINSELLA BOESCH FUJIKAWA & TOWLE, LLP
                      1901 AVENUE OF THE STARS, 7TH FLOOR
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 201-2017

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is being filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================================
 TITLE OF EACH CLASS OF                               PROPOSED MAXIMUM        PROPOSED MAXIMUM
    SECURITIES TO BE            AMOUNT TO BE           OFFERING PRICE        AGGREGATE OFFERING          AMOUNT OF
       REGISTERED                REGISTERED             PER SHARE(1)              PRICE(1)          REGISTRATION FEE(1)
-------------------------------------------------------------------------------------------------------------------------
11 3/8% Series B Senior
  Secured Notes Due
  2006...................       $100,000,000                100%                $100,000,000              $27,800
=========================================================================================================================

(1) Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(f)(1).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

                  SUBJECT TO COMPLETION, DATED APRIL 16, 1999

                               OFFER TO EXCHANGE
                 11 3/8% SERIES B SENIOR SECURED NOTES DUE 2006
                                FOR ANY AND ALL
               OUTSTANDING 11 3/8% SENIOR SECURED NOTES DUE 2006
                        OF THE SPORTS CLUB COMPANY, INC.
             ($100,000,000 AGGREGATE PRINCIPAL AMOUNT OUTSTANDING)

THE 11 3/8% SENIOR SECURED NOTES DUE 2006 --

- were originally offered and sold on April 1, 1999 pursuant to Rule 144A of the Securities and Exchange Commission

- will mature on March 15, 2006

- bear interest at the annual rate of 11 3/8%, payable semi-annually beginning on September 15, 1999

- are secured by certain real estate assets (and related fixtures and equipment), our ownership interest in certain of our subsidiaries, and cash in a cash disbursement account, subject to customary exceptions

- are subject to redemption or repurchase by us under certain circumstances

- are not listed on any securities exchange or admitted to trading on the National Association of Securities Dealers Automated Quotation System

THE 11 3/8% SERIES B SENIOR SECURED NOTES DUE 2006 --

- are offered in exchange for an equal principal amount of our outstanding 11 3/8% Senior Secured Notes

- will evidence the same indebtedness as our outstanding 11 3/8% Senior Secured Notes and will be entitled to the benefits of the indenture under which those notes were issued

- are substantially identical in all material respects to our outstanding
  11 3/8% Senior Secured Notes, except for certain transfer restrictions and registration rights relating to the outstanding 11 3/8% Senior Secured Notes

THE EXCHANGE OFFER --

- expires at 5:00 P.M., New York City time, on                , 1999, unless
  extended

- is our offer to exchange $1,000 principal amount of our 11 3/8% Series B Senior Secured Notes for each $1,000 principal amount of our outstanding 11 3/8% Senior Secured Notes

- is made to satisfy our obligations under a Registration Rights Agreement which we entered into with the initial purchasers of our 11 3/8% Senior Secured Notes

- will terminate the rights of most holders of any outstanding 11 3/8% Senior Secured Notes under the Registration Rights Agreement

- is not a taxable exchange for U.S. Federal income tax purposes

- is not subject to any condition other than that the Exchange Offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission

     YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 10 OF THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE NOTES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is                , 1999.

                           FORWARD-LOOKING STATEMENTS

     Throughout this Prospectus we make "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include the words "may," "will," "estimate," "continue," "believe," "expect" or "anticipate" and other similar words. The forward-looking statements contained in this Prospectus are generally located in the material set forth under the headings "Prospectus Summary," "Risk Factors," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" but may be found in other locations as well. These forward-looking statements generally relate to our plans and objectives for future operations and are based upon management's reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in or suggested by such forward-looking statements are reasonable, such plans or objectives may not be achieved. Actual results may differ from projected results due to unforseen developments including developments relating to the following:

     - the availability and adequacy of our cash flow and financing facilities for our requirements, including payment of the Series B Senior Secured Notes,

     - our ability to attract and retain members, which depends on competition, market acceptance of new and existing sports and fitness clubs and services, demand for health and fitness club services generally and competitive pricing trends in the health and fitness market,

     - our ability to successfully develop new sports and fitness clubs,

     - disputes or other problems arising with our development partners or landlords,

     - changes in economic, competitive, demographic and other conditions in the geographic areas in which we operate, including business interruptions resulting from earthquakes or other causes,

     - competition,

     - changes in personnel or compensation, and

     - changes in statutes and regulations or legal proceedings and rulings.

     We will not update forward-looking statements even though our situation will change in the future.

                               PROSPECTUS SUMMARY

     The following is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus. Prospective investors should carefully consider the information set forth under "Risk Factors."

                                  THE COMPANY

     We currently operate twelve high-end sports and fitness clubs ("Clubs"), under the "Sports Club" and "Spectrum Club" names, including The Sports Club/LA and Reebok Sports Club/NY. Our Clubs offer a wide range of fitness and recreation options and other amenities, and are marketed to affluent, health conscious individuals who desire a service oriented state-of-the-art club. We believe that there is opportunity for continued revenue and profit growth at our existing Clubs and through the development of new Clubs.

     Our Clubs are conveniently located in spacious, modern facilities that typically include fitness centers, swimming pools and basketball courts. Our premier Clubs, Sports Clubs, are designed as "urban country clubs," offering a full range of services including private trainers, registered nutritionists, exercise classes, and various other amenities including physical therapy, spas, salons, activewear boutiques, restaurants, cafes, sports bars, childcare, laundry/dry cleaning services, valet parking and executive locker rooms. Sports Club facilities range in size from 90,000 to 140,000 square feet. We have four Sports Clubs located in Los Angeles and Irvine, California, New York, New York and Las Vegas, Nevada. The Spectrum Clubs are typically housed in 25,000 to 65,000 square foot facilities and offer many of the amenities listed above. We have eight Spectrum Clubs that are all located in Southern California. Initiation fees and monthly membership dues at Sports Clubs are higher than those at Spectrum Clubs, and initiation fees and monthly membership dues at all Clubs are higher than those charged by most other sports and fitness clubs, which we believe do not provide comparable services. Income from ancillary services and products, including private training, food and beverages and sports boutiques, also contribute a significant portion of our revenues. Our subsidiary, The SportsMed Company, Inc. ("SportsMed"), operates physical therapy facilities in some Clubs.

     Our strategy is to expand the Sports Club franchise in major metropolitan markets and to increase revenues and profitability at existing Clubs, through regular increases in monthly membership dues and expanded ancillary services and products. There are currently six Sports Clubs under development in New York City (in Rockefeller Center and in the upper east side), Washington, D.C., San Francisco, Boston and Houston. We expect to open these Clubs from late 1999 through 2001. We are currently developing three Spectrum Clubs in Southern California. We will continue to investigate other sites for new Club developments.

     According to the International Health, Racquet & Sportsclub Association ("IHRSA"), the industry's leading trade organization, 20.8 million Americans were members of more than 13,000 sports and fitness clubs in 1998. Revenues generated by the United States sports and fitness club industry increased at a compound annual rate of 8.6% from $5.5 billion in 1991 to $9.0 billion in 1997. The industry has benefitted from the general public's increasing awareness of the importance of physical exercise. We target members age 35 and older who, according to IHRSA, represent 47% of all memberships and are the fastest growing segment of the industry.

COMPETITIVE STRENGTHS

     We believe our competitive strengths include the following:

     - Strong Market Position. We believe that the demand for diverse facilities with premium services, such as our Sports Clubs and Spectrum Clubs, will continue to grow as a result of the public's increasing awareness of the benefits of physical exercise as well as growth in the 35 and older segment of the population. We believe we are the only company actively developing sports and fitness clubs for affluent, health conscious individuals who desire a premier club with a service focus and multiple amenities. Sports Club fees, which vary upon the location of the Club, are among the highest in the industry. Sports Clubs' initiation fees range from $400 to $2,500 and monthly membership dues range from $88 to $180. Spectrum Clubs' membership fees also vary by location. Initiation fees range from $150 to $325 and monthly membership dues range from $57 to $67. We believe our fees reflect the quality of our Clubs.

     - Premier Development Sites. We currently have six Sports Club projects under development in prime locations in major metropolitan areas. Two of these are in Manhattan, in the Rockefeller Center and in the upper east side. Three other Sports Club projects are under development with Millennium Entertainment Partners L.P., and its affiliates (collectively, "Millennium"), which own approximately 25% of our common stock. Millennium has been significantly funded by funds managed by Soros Fund Management. Millennium is a real estate developer of premier multi-use projects, including the development encompassing Reebok Sports Club/NY. The three Millennium projects are expected to include upscale retail space, a five star hotel and luxury residential units. We also own undeveloped land in Houston, which we intend to develop as a Sports Club. In addition, we are currently developing three Spectrum Clubs in Southern California.

     - Proven Operating and Development Performance. From 1993 to 1998 revenues grew at a compound annual rate of 44.1%, from $13.2 million to $81.9 million. During this period, the number of Clubs we operate has increased from 6 to 13 and our membership has increased from 32,279 to 73,335.

     - Experienced Management. Members of our senior management have an average of 14 years of experience with us, and our senior management and directors own approximately 37% of our common stock as a group. We believe our experienced and highly motivated management team provides us with an excellent platform for growth.

     - Broad and Stable Base of Recurring Revenues. At established Clubs, the average life of a Sports Club membership is four to five years while the average life of a Spectrum Club membership is three years. Due to our relatively low membership attrition rates and despite our relatively high initiation fees, only approximately 4% of our 1998 revenues were derived from initiation fees. Approximately 96% of our 1998 revenues were derived from monthly membership dues and ancillary services. We do not provide financing of initiation fees or monthly membership dues, reducing risks associated with collection. Approximately 70% of monthly membership dues are paid via electronic funds transfer ("EFT"), and the remaining 30% of monthly membership dues are prepaid for twelve month periods.

BUSINESS STRATEGY

     Key elements of our business strategy include the following:

     - Increase Income from Current Operations. As a result of strong performance from established Clubs and recently opened and acquired Clubs, revenues increased $20.7 million to $81.9 million. We believe that our existing Clubs' operating performance can continue to improve as follows:

         Established Clubs. Six of our Clubs have been open for more than five years. In 1998, these Clubs contributed $42.2 million to revenues. These Clubs contributed $3.0 million to the increase in revenues in 1998 compared to 1997. This improvement was due to an increase in the number of members and prices at these Clubs and increased revenues from ancillary services. Our strategy is to continue to increase income through price adjustments and additional ancillary services.

         Recently Opened and Acquired Clubs. We have found that income from newer Clubs increases significantly until membership reaches a mature level. Since there is relatively little incremental cost associated with such increases in revenue, there is a greater proportionate increase in profitability. We expect Reebok Sports Club/NY, which opened in April 1995, to reach a mature membership level in 1999. In July 1997 we opened a Spectrum Club in Valencia, California and acquired a Club near Las Vegas, Nevada, and converted it to a Sports Club. In December 1997 we acquired four Racquetball World Clubs in Southern California and converted them to Spectrum Clubs. We subsequently disposed of one of these Clubs in January 1999 and closed another of the Clubs in April 1999. In 1998, these Clubs contributed $39.7 million to revenues. These Clubs contributed $17.8 million to the increase in revenues in 1998 compared to 1997. In January 1999, we opened a Spectrum Club in Thousand Oaks, California. Based on our experience, we believe that revenues from these Clubs should continue to improve as membership reaches a mature level.

     - Develop New Clubs. We are currently developing Clubs in the following locations:

         Rockefeller Center, New York. This 89,000 square foot Sports Club is located at the Rockefeller Center in midtown Manhattan and we expect it to open in late 1999. The preliminary estimated total cost of developing this Club is approximately $16.3 million, of which approximately $1.8 million has been expended to date. Within one mile of this site, there are over 1.1 million persons employed and approximately 170,000 residents with an average age of 47 and average household income of approximately $110,000.

         Upper East Side, New York. This 140,000 square foot Sports Club is located in the upper east side of Manhattan and we expect it to open in early 2000. This site is the location of the former Vertical Club, which we acquired in 1998 to renovate and convert to a Sports Club. The preliminary estimated total cost of developing this Club is approximately $33.6 million, of which approximately $9.5 million has been expended to date. Within one mile of this site, there are approximately 600,000 persons employed and approximately 160,000 residents with an average age of 45 and average household income of approximately $140,000.

         The demographics in the vicinity of our New York developments compare favorably to our existing Club in the upper west side of Manhattan, Reebok Sports Club/NY, whose membership has continued to grow since its opening in 1995. Within one mile of Reebok Sports Club/NY, there are approximately 300,000 persons employed and approximately 150,000 residents with an average age of 47 and average household income of $105,000.

         Other Clubs. We have three Sports Clubs under development with Millennium. We expect that our aggregate expenditures for these three Clubs will be approximately $16.5 million. These Sports Clubs will be located in luxury complexes including commercial, retail, entertainment and residential space in Washington, D.C., Boston and San Francisco, and are expected to open in late 2000 and early 2001. In addition, we own land in Houston where we have plans to develop a Sports Club at a preliminary estimated total cost, including land, of $23.0 million, of which approximately $3.7 million has been expended to date. We are also currently developing three Spectrum Clubs in Southern California.

         The estimated funds needed to complete the two developments in New York City and the developments in Washington, D.C. and Boston have been deposited into a disbursement account (the "Disbursement Account") and will be disbursed in accordance with a disbursement agreement (the "Disbursement Agreement"). See "Description of Notes --
         Security -- Disbursement Agreement."

                           -------------------------

     Our executive offices are located at 11100 Santa Monica Boulevard, Suite 300, Los Angeles, California, 90025 and our telephone number is (310) 479-5200.

                              THE INITIAL OFFERING

     Pursuant to a Purchase Agreement dated as of March 29, 1999 (the "Purchase Agreement"), we sold our 11 3/8% Senior Secured Notes due 2006 (the "Old Notes") in an aggregate principal amount of $100.0 million to the initial purchasers of the Old Notes on April 1, 1999. The initial purchasers of the Old Notes subsequently resold the Old Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and to certain institutional accredited investors (as defined in Rule 501(A)(1), (2), (3) or (7) under the Securities Act). The net proceeds from the offering of the Old Notes were and will be used to repay indebtedness, to develop additional Clubs and for general corporate purposes.

                               THE EXCHANGE OFFER

Securities Offered............   We are offering up to $100.0 million aggregate
                                 principal amount of our 11 3/8% Series B Senior
                                 Secured Notes due 2006 (the "New Notes," and collectively with the Old Notes, the "Notes").
                                 The terms of the New Notes and the Old Notes are substantially identical in all material respects, except that certain transfer restrictions, registration rights and liquidated damages for defaults under the Registration Rights Agreement, which we entered into with the initial purchasers of the Old
                                 Notes, will not apply to the New Notes. See
                                 "Description of Notes."

The Exchange Offer............   We will exchange $1,000 principal amount of New
                                 Notes for each $1,000 principal amount of Old
                                 Notes. See "The Exchange Offer" for a
                                 description of the procedures for tendering Old
                                 Notes. This Exchange Offer satisfies our registration obligations under the Registration
                                 Rights Agreement. Upon consummation of the Exchange Offer, if you were not prohibited from participating in the Exchange Offer and did not tender your Old Notes, you will not have any registration rights under the Registration
                                 Rights Agreement with respect to your
                                 nontendered Old Notes, and your Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon.
                                 Holders of Old Notes do not have any
                                 dissenters' or appraisal rights under state law or under the indenture governing the Notes with respect to the Exchange Offer.

Tenders, Expiration Date;
Withdrawal; Exchange Date.....   The Exchange Offer will expire at 5:00 p.m.,
                                 New York City time, on             , 1999, or
                                 such later date and time to which we may extend it. We will use our best efforts not to extend the Exchange Offer more than 30 business days from the date of this Prospectus. You may withdraw your tender of Old Notes and retender your Old Notes at any time prior to the expiration date. We will return any Old Notes which we do not accept for exchange without expense to you as promptly as practicable after the expiration or termination of the Exchange
                                 Offer. If you properly tender and do not withdraw your Old Notes, we will deem them to be accepted for exchange on the first business day following the expiration date or as soon as practicable thereafter.

Accrued Interest On the
New Notes.....................   Your New Notes will bear interest from the most
                                 recent date to which we have paid interest on your corresponding Old Note or, if no interest has yet been paid, from April 1, 1999.

Federal Income Tax
Considerations................   The Exchange Offer will not result in any
                                 income, gain or loss to you or us for federal income tax purposes. See "Certain Federal
                                 Income Tax Considerations."

Use of Proceeds...............   We will not receive any proceeds from the
                                 exchange of New Notes for the Old Notes
                                 pursuant to the Exchange Offer.

Exchange Agent................   U.S. Bank Trust National Association, the
                                 trustee under the indenture relating to the Notes, is serving as exchange agent for the Exchange Offer.

                    CONSEQUENCES OF EXCHANGING OR FAILURE TO
                         EXCHANGE OLD NOTES PURSUANT TO
                               THE EXCHANGE OFFER

     Generally, unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act, if you exchange your Old Notes for New Notes pursuant to the Exchange Offer you may offer your New Notes for resale, resell your New Notes, and otherwise transfer your New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, so long as:

     - you acquired your New Notes in the ordinary course of your business;

     - you have no arrangement with any person to participate in a distribution of your New Notes; and

     - neither you nor any other person is engaging in or intends to engage in a distribution of your New Notes.

     A broker-dealer who acquired Old Notes directly from us cannot exchange its Old Notes in the Exchange Offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of its New Notes. See "Plan of Distribution." To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. Upon completion of the Exchange Offer, if you were not prohibited from participating in the Exchange Offer and did not tender your Old Notes, you will not have any registration rights under the Registration Rights Agreement with respect to your nontendered Old Notes. These Old Notes will continue to be subject to transfer restrictions. See "The Exchange
Offer -- Consequences of Failure to Exchange."

                        SUMMARY DESCRIPTION OF NEW NOTES

Issuer........................   The Sports Club Company, Inc.

Securities Offered............   $100,000,000 principal amount of 11 3/8% Senior
                                 Series B Secured Notes (the "Notes").

Maturity Date.................   March 15, 2006.

Interest Rate.................   We will pay an annual rate of interest equal to
                                 11 3/8%.

Interest Payment Dates........   Semi-annually, beginning on September 15, 1999.

Ranking.......................   The Notes will rank senior in right of payment
                                 to any of our subordinated indebtedness, and will rank equally with any of our senior indebtedness, including indebtedness outstanding under our credit facility.

Security Interest.............   We have pledged as collateral, for the benefit
                                 of holders of the Notes, certain real assets
                                 (and related fixtures and equipment), our ownership interest in certain of our subsidiaries, and cash in the Disbursement
                                 Account, subject to customary exceptions for transactions of this type. The liens on certain of the collateral are subordinated to liens on such collateral securing up to $20.0 million principal amount of other indebtedness. The collateral does not include equipment that is subject to equipment financing.

Optional Redemption...........   After March 15, 2003, all or some of the Notes
                                 may be redeemable at our option at the
                                 following premiums, plus interest:

                                                         FOR THE PERIOD BELOW                PERCENTAGE
                                                         --------------------                ----------
                                            On or after March 15, 2003.....................   105.688%
                                            On or after March 15, 2004.....................   102.844%
                                            March 15, 2005 and thereafter..................   100.000%

                                 Prior to March 15, 2002, up to 35% of the principal amount of the Notes may be redeemed at our option with the net proceeds of certain public equity offerings at 111.375% of the face amount, plus interest.

Guarantees....................   All of our current wholly-owned subsidiaries
                                 guarantee the Notes. Subject to certain
                                 exceptions, if we create or acquire new
                                 wholly-owned subsidiaries, they will also guarantee the Notes.

Change of Control Offer.......   If we go through a change of control, we must
                                 give holders of the Notes the opportunity to sell us their Notes at 101% of their face amount, plus interest.

Asset Sale Proceeds...........   If we do not reinvest cash proceeds from the
                                 sale of assets in our business, we may have to use such proceeds to offer to buy back some of the Notes at their face amount, plus interest.

Certain Indenture
Provisions....................   The indenture governing the Notes (the
                                 "Indenture") will limit what we may do. The provisions of the Indenture will limit our ability to:

                                               - incur more debt;
                                               - pay dividends, redeem stock, or
                                                 make other distributions;
                                               - issue stock of subsidiaries;
                                               - make certain investments;
                                               - create liens;
                                               - enter into sale/leaseback
                                                 transactions;
                                               - enter into transactions with
                                                 affiliates;
                                               - merge or consolidate; and
                                               - transfer or sell assets.

                                 These covenants are subject to a number of important exceptions.

Disbursement Account..........   Approximately $54.4 million of the net proceeds
                                 of the offering of the Old Notes was deposited in the Disbursement Account and, subject to the terms of the Disbursement Agreement, will be used to pay the development costs of two Sports
                                 Clubs in New York City and Sports Clubs in
                                 Washington, D.C. and Boston. See "Description of Notes -- Security -- Disbursement
                                 Agreement."

Use of Proceeds...............   We are using the money raised from the offering
                                 of the Old Notes to develop new Clubs, to repay existing indebtedness and for general corporate purposes. See the "Use of Proceeds" section of this Prospectus for a more detailed description.

     For more complete information about the Notes, see the "Description of Notes" section of this Prospectus.

                                  RISK FACTORS

     Before making an investment, you should consider carefully the information included in the "Risk Factors" section, as well as all other information set forth in this Prospectus.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents our summary financial and operating data for the fiscal years ended December 31, 1994 through 1998 and have been derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants. The summary financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                                           FISCAL YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                   1994(a)    1995      1996      1997      1998
                                                   -------   -------   -------   -------   -------
                                                               (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues.......................................  $18,846   $34,659   $36,918   $61,154   $81,923
  Operating expenses.............................   15,201    29,991    31,531    54,043    70,584
  Income from operations.........................    3,645     4,668     5,387     7,111    11,339
  Other income(b)................................      612       710       481       674       730
  Net income before extraordinary charge.........    1,800     1,639     1,703     1,540     6,155
OTHER FINANCIAL DATA:
  Depreciation and amortization..................    1,510     2,775     2,490     3,919     5,282
  Capital expenditures(c)........................   28,287     2,184     4,906    15,677    28,623
  Ratio of earnings to fixed charges(d)..........     2.0x      1.5x      1.6x      1.2x      1.9x
OPERATING DATA(e):
  Number of Clubs................................        8         8         8        10        13
  Number of members..............................   39,870    44,114    45,220    56,940    73,335
PRO FORMA DATA(d):
  Ratio of earnings to fixed charges(d).................................................       1.1x

                                                                 AT DECEMBER 31, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(d)
                                                              --------    --------------
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $  2,233      $  67,984(f)
  Total assets..............................................   163,757        235,008
  Long-term debt including current installments.............    37,441        109,875
  Stockholders' equity......................................   104,539        104,539

-------------------------
(a) Prior to October 24, 1994, we operated through various partnerships and corporations. Historical data for the period through October 24, 1994 has been adjusted to reflect compensation and tax provisions as if we had operated as a corporation during such period.

(b) Includes minority interest and equity interest in net income of unconsolidated subsidiaries.

(c)  Includes business acquisitions, net of cash acquired.

(d) Fixed charges include interest charges, amortization of debt expense and discounts, and the estimated interest within rental expense. Pro Forma Data has been adjusted to give effect to the offering of the Old Notes and the use of proceeds therefrom as if the offering of the Old Notes occurred on January 1, 1998. As Adjusted Balance Sheet Data has been adjusted to give effect to the offering of the Old Notes and the use of proceeds therefrom as if the offering of the Old Notes occurred on December 31, 1998. In 1999, our Board of Directors authorized the use of $8.4 million to repurchase our common stock, of which we have spent $3.9 million to date.

(e) Represents the number of Clubs operated and the number of members at the end of each period. 1997 operating data excludes the Clubs, and the associated members, acquired on December 31, 1997 as their operating results were not included in our 1997 operating results. 1998 operating data excludes pre-opening memberships at the Spectrum Club - Thousand Oaks and the Spectrum Club - Puente Hills.

(f) As Adjusted cash and cash equivalents include amounts deposited in the Disbursement Account pending disbursement in accordance with the Disbursement Agreement.

                                  RISK FACTORS

     You should consider carefully the following risk factors before purchasing the Notes. These risks could, individually or in the aggregate, have a material adverse effect on us.

FAILURE TO EXCHANGE -- YOUR ABILITY TO SELL THE OLD NOTES IS LIMITED BY SECURITIES LAWS.

     In general, you may not offer or sell your Old Notes unless the offering and sale is registered under the Securities Act and applicable state securities laws, or the offering and sale is not subject to or is exempt from, the Securities Act and applicable state securities laws. We do not intend to register the Old Notes under the Securities Act. Upon the completion of the Exchange Offer, if you were not prohibited from participating in the Exchange Offer and you did not tender your Old Notes, you will not have any registration rights under the Registration Rights Agreement with respect to your nontendered Old Notes. Therefore, your nontendered Old Notes will continue to be subject to transfer restrictions.

     Based on interpretations by the staff of the Securities and Exchange Commission with respect to similar transactions, we believe that, unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act, you may offer for resale, resell and otherwise transfer the New Notes issued pursuant to the Exchange Offer without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

     - you acquired your New Notes in the ordinary course of your business;

     - you have no arrangement or understanding with any person to participate in the distribution of your New Notes; and

     - neither you nor any other person is engaging in or intends to engage in a distribution of your New Notes.

     A broker-dealer who acquired Old Notes directly from us cannot exchange those Old Notes in the Exchange Offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of its New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for the Old Notes acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." You may not offer or sell your New Notes unless they have been registered or qualified for sale under applicable state securities laws or an exemption from registration or qualification is available and is complied with.

SUBSTANTIAL LEVERAGE -- OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

     We have now and, after the Exchange Offer, will continue to have a significant amount of indebtedness. The following table shows certain important credit statistics and is presented assuming we completed the offering of the Old Notes as of the date or at the beginning of the period set forth below and applied the net proceeds as intended:

                                                          AT DECEMBER 31, 1998
                                                          --------------------
Total debt..............................................     $109.9 million
Stockholders' equity....................................     $104.5 million
Debt to equity ratio....................................               1.1x

                                                           FOR THE YEAR ENDED
                                                           DECEMBER 31, 1998
                                                           ------------------
Ratio of earnings to fixed charges.......................         1.1x

     Our substantial indebtedness could have important consequences to you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to the Notes,

     - increase our vulnerability to adverse economic and industry conditions,

     - limit our ability to fund future working capital, capital expenditures and other general corporate requirements,

     - limit our ability to fund a change of control offer,

     - limit our flexibility in planning for, or reacting to, changes in our business and industry,

     - place us at a competitive disadvantage compared to our competitors that have less debt,

     - limit our ability to borrow additional funds, and

     - result in an event of default if we fail to comply with the financial and other restrictive covenants in the Indenture and our credit facility.

     See "Description of Credit Facility," "Description of Notes" and "Prospectus Summary -- Summary Consolidated Financial and Operating Data."

ADDITIONAL BORROWINGS AVAILABLE -- WE MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT, WHICH COULD FURTHER INCREASE THE RISKS DESCRIBED ABOVE.

     We may be able to incur substantial additional indebtedness in the future. The Indenture permits borrowings of up to $20.0 million principal amount that are secured by certain of the collateral securing the Notes. Our credit facility is secured by a first lien on the assets of The Sports Club/Irvine, The Sports Club/Las Vegas, the Spectrum Club - Agoura Hills and the Spectrum Club - Canoga Park. See "Description of Intercreditor Agreement." In addition, the Indenture allows us to borrow up to $10.0 million through equipment financing. At December 31, 1998, we had $7.2 million in equipment financing outstanding. If new debt is added to our current debt levels, the related risks that we now face will increase.

     See "Capitalization," "Selected Financial Data," "Description of Credit Facility" and "Description of Notes."

ABILITY TO SERVICE DEBT -- TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our ability to fund operations, to make payments on or refinance our indebtedness, including the Notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     Based on our current level of operations and anticipated operating activities, we believe the proceeds of the offering of the Old Notes, our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our future liquidity needs for at least the next two years.

     We cannot assure you, however, that our business will generate sufficient cash flow from operations to enable us to pay our indebtedness, including the Notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the Notes, on or before maturity. We may not be able to refinance any of our indebtedness on acceptable terms or at all.

EFFECTIVE SUBORDINATION -- YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES IS EFFECTIVELY SUBORDINATED TO OUR CREDIT FACILITY AND EQUIPMENT FINANCING TO THE EXTENT OF THE COLLATERAL SECURING OUR CREDIT FACILITY AND EQUIPMENT FINANCING.

     The Notes and the subsidiary guarantees are effectively subordinated to up to $20.0 million principal amount of other indebtedness to the extent of the assets securing such indebtedness. See "Description of Intercreditor Agreement." Our credit facility is secured by a first lien on the assets of The Sports Club/ Irvine, The Sports Club/Las Vegas, the Spectrum Club - Agoura Hills and the Spectrum Club - Canoga Park. The Notes and the subsidiary guarantees are also effectively subordinated to our equipment financing to the extent of the assets covered by such equipment financing. As a result, upon any distribution to our creditors or the creditors of the subsidiary guarantors in bankruptcy, liquidation, reorganization or similar proceedings, our commercial lenders and equipment lessors will be entitled to be repaid in full before any payment is made to you from the proceeds of the assets securing this indebtedness, or the sale of equipment subject to equipment financing.

NOT ALL OPERATING COMPANIES ARE GUARANTORS -- YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES COULD BE ADVERSELY AFFECTED IF ANY OF OUR NON-GUARANTOR OPERATING COMPANIES DECLARES BANKRUPTCY, LIQUIDATES OR REORGANIZES.

     Reebok Sports Club/NY and the Spectrum Club - Manhattan Beach are operated through partnerships with minority owners. Although they are restricted subsidiaries for purposes of the Indenture, these partnerships have not guaranteed the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these partnerships, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from partnership assets before any assets are made available for distribution to us. Assuming we had completed the offering of the Old Notes on December 31, 1998, the Notes would have been effectively subordinated to $7.5 million of equipment financing and other liabilities (including trade payables and prepaid memberships) of these partnerships. Reebok Sports Club/NY, which is consolidated in our financial statements, generated approximately 26% of our consolidated revenues in the twelve-month period ended December 31, 1998 and held approximately 9% of our consolidated assets as of December 31, 1998. Our interest in the Spectrum Club - Manhattan Beach generated approximately 9% of our net income before income taxes and extraordinary charge in the twelve-month period ended December 31, 1998.

FRAUDULENT TRANSFER MATTERS -- IF ANY GUARANTOR BECOMES THE DEBTOR IN A BANKRUPTCY CASE OR HAS OTHER FINANCIAL DIFFICULTY, A COURT MAY AVOID ITS GUARANTEE.

     Under the fraudulent transfer provisions of federal bankruptcy law and corresponding state laws, a court may avoid (i.e., cancel) a guarantee if (a) the guarantor received less than fair consideration or reasonably equivalent value for its guarantee and (b) when it entered into its guarantee (or in some jurisdictions, when payments became due thereunder), it either (i) was or was rendered insolvent, (ii) was engaged in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital or (iii) intended to incur or believed (or should have believed) that it would incur debts beyond its ability to pay.

     The court could also subordinate the claims of the guarantee's beneficiaries to the claims of the guarantor's other creditors. If the court avoided or subordinated a guarantee in this manner, it could order the return of any payments made by the guarantor to the guarantor or to a fund for the benefit of its creditors.

     The measure of insolvency for the above purposes will vary depending on the law of the jurisdiction being applied. Generally, an entity will be considered insolvent if the sum of its debts (including contingent or unliquidated debts) is greater than the fair value of its property or if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured.

     A court would likely conclude that a guarantor did not receive fair consideration or reasonably equivalent value except to the extent that it received direct or indirect benefits from the Notes' issuance.

     On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee, was not insolvent, did not have unreasonably small capital for the business in which it is engaged and had not incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

LIQUIDATION OF COLLATERAL -- THE PROCEEDS OF THE COLLATERAL MAY NOT BE SUFFICIENT TO REPAY THE NOTES.

     If an Event of Default (as defined in the Indenture) occurs with respect to the Notes, the liquidation of the assets securing the Notes may not result in proceeds in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes. The ability of the Trustee (as defined in the Indenture) to foreclose on any assets will be subject to the provisions of the security documents covering those assets. In addition, the ability of holders of Notes to foreclose on the assets securing the Notes will be subject to certain limitations arising under applicable bankruptcy and insolvency laws. See "Description of Intercreditor Agreement" and "Description of Notes -- Security."

RESTRICTIONS IMPOSED BY INDEBTEDNESS -- WE MAY BE PROHIBITED FROM ENGAGING IN CERTAIN TRANSACTIONS.

     Our credit facility requires us to maintain specified financial ratios, including interest coverage and total leverage ratios. In addition, the Indenture and our credit facility restrict, among other things, our ability to incur additional indebtedness and our ability to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay indebtedness or amend debt instruments, pay dividends, create liens on assets, make investments, make acquisitions, engage in mergers or consolidations, make capital expenditures and engage in certain transactions with subsidiaries or affiliates. A failure to comply with the restrictions contained in the Indenture or our credit facility could lead to an event of default under both the Indenture and our credit facility which could result in an acceleration of substantially all of our indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources," and "Description of Credit Facility."

MEMBERSHIP -- OUR SUCCESS IS DEPENDENT ON OUR ABILITY TO ATTRACT AND RETAIN MEMBERS.

     Our success is dependent on our ability to attract members to our new Clubs and maintain membership levels at our existing Clubs. We may not be successful in these efforts, and membership levels at one or more of our Clubs may decline. There are numerous factors that could lead to a decline in membership levels or that could prevent us from increasing membership at our Clubs. These factors include:

     - the public image of our Clubs,

     - our ability to deliver quality service at a competitive cost,

     - the presence of direct and indirect competition in the areas in which our Clubs are located,

     - the public's interest in sports and fitness clubs in general, and

     - general economic conditions.

     In addition, from time to time we may close a Club and attempt to move its members to a different Club or may have to temporarily relocate members if a Club is closed for remodeling or due to fire, earthquake or other casualty. In such cases, our inability to successfully transfer and retain members could lead to an overall membership decline. Competitive and other conditions in the markets in which we operate may also limit our ability to maintain or increase membership fees without a material loss in membership. As a result of these factors, membership levels may not be adequate to maintain or permit the maintenance or expansion of our operations.

NEW CLUBS -- THE SUCCESSFUL DEVELOPMENT OR ACQUISITION OF CLUBS IS DEPENDENT ON OUR ABILITY TO LOCATE SUITABLE SITES, MEET CONSTRUCTION SCHEDULES AND BUDGETS, NEGOTIATE SATISFACTORY LEASES, OBTAIN ADDITIONAL FINANCING AND RETAIN EXISTING MEMBERS OF ACQUIRED CLUBS.

     Our strategy is to develop premier Clubs to respond to the public's demand for a wide variety of sports, fitness and social activities. However, the successful development of Clubs will depend on various factors, including:

     - our ability to attract members to newly developed Clubs, which will depend upon how receptive potential members are to our policies, including our membership fees, and

     - our ability to successfully negotiate satisfactory leases and other contracts and to meet construction schedules and budgets.

     To the extent that we develop or acquire additional Clubs, our success will also depend on the following factors:

     - our ability to obtain additional financing,

     - our ability to locate suitable sites for acquisition or development, and

     - our ability to retain existing members at acquired Clubs.

     We may not be able to develop or otherwise acquire any particular Club, or be able to expand into areas which we have targeted. Additionally, recently opened Clubs generally operate at a loss or at only a slight profit as a result of fixed expenses which, together with variable operating expenses, approximate or exceed membership fees and other revenues.

DEPENDENCE UPON LIMITED GEOGRAPHIC AREA -- OUR OPERATING RESULTS ARE VULNERABLE TO ADVERSE CONDITIONS AFFECTING SOUTHERN CALIFORNIA AND NEW YORK CITY.

     All currently operating Clubs, other than The Sports Club/Las Vegas, are located in Southern California and New York, and we are currently developing two additional Sports Clubs in New York. Thus, our operating results are vulnerable to natural disasters or other casualties and to negative economic, competitive, demographic and other conditions affecting these areas. We believe that our insurance coverage is in accordance with industry standards. However, insurance proceeds may not adequately compensate for all economic consequences of any loss. Should a loss occur, we could lose both our invested capital and anticipated profits from affected Clubs.

COMPETITION -- THE SPORTS AND FITNESS INDUSTRY IS HIGHLY COMPETITIVE.

     The sports and fitness industry is highly competitive. Some of our competitors are significantly larger and have greater financial and operating resources than us. In addition, a number of individual and regional operators compete with us in our existing and targeted markets. We also compete with recreational facilities established by governments and businesses, the YMCA and YWCA, country clubs and weight-reducing salons. It is possible that additional sports and fitness competitors will emerge in the future, some of which may be larger and have greater financial and operating resources than we do. Such competition may have a material adverse effect on us. We may be unable to maintain our membership fees or membership levels in areas where another sports and fitness club offers competitive facilities and services at a lower cost to members.

PARTNERSHIPS -- OUR RELATIONSHIPS WITH OUR PARTNERS MAY RESTRICT OUR ABILITY TO OPERATE OUR BUSINESS.

     We own interests in the Spectrum Club - Manhattan Beach and Reebok Sports Club/NY in partnership with other investors, and we may enter into similar partnership or joint venture arrangements in the future. Partnership relationships present certain risks, including the following:

     - such partners might become bankrupt,

     - such partners may have economic or other business interests or objectives that are inconsistent with our interests or objectives, and may be in a position to take actions contrary to our interests and objectives,

     - such partners may have the right, under certain circumstances, to assert control over the day-to-day operations of the partnership's business, and

     - we may agree with our partners to restrict our other operations.

     Leases for our leased Clubs generally contain certain provisions similar to partnership and joint venture agreements and may also present the risks described above.

RELATIONSHIP WITH MILLENNIUM -- MILLENNIUM'S ECONOMIC INTERESTS MAY CONFLICT WITH OUR INTERESTS AND OBJECTIVES.

     Millennium is our largest shareholder, and currently owns 4,620,963 shares or approximately 25% of our outstanding common stock. In addition, we have entered into numerous development and other transactions with Millennium. Through its rights under various agreements with us, Millennium may have the ability to advance its economic or business interests and objectives in conflict with our interests and objectives or cause delays which would not be in our best interest. See "Certain Relationships and Related Transactions."

MANAGEMENT -- OUR SUCCESS IS DEPENDENT ON THE RETENTION OF OUR EXISTING EXECUTIVE OFFICERS AND OUR ABILITY TO ATTRACT ADDITIONAL EXPERIENCED MANAGEMENT.

     We are dependent upon the efforts and skills of our executive officers, who have substantial experience in the sports and fitness club industry. The loss of one or more of such officers could have a material adverse impact on us. In addition, the development and expansion of our business will require additional experienced management and operations personnel. We may not be able to attract and retain qualified employees.

LABOR COSTS -- AN INCREASE IN LABOR COSTS COULD REDUCE OUR INCOME FROM
OPERATIONS.

     We are dependent upon the available labor pool of unskilled and semi-skilled employees. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Numerous proposals have been made on state and federal levels to increase minimum wages. A shortage in the labor pool or other general inflationary pressures or changes in applicable laws and regulations could increase labor costs, which could have a material adverse effect on our income from operations.

ENVIRONMENTAL RISKS -- WE COULD HAVE LIABILITY FOR ENVIRONMENTAL CONTAMINATION DISCOVERED ON OUR PROPERTIES.

     Under various federal, state and local laws, an owner or operator of real estate may be liable for cleanup and other costs and damages resulting from past or present spills or other releases of hazardous or toxic substances on or from a property. Liability under these laws may be imposed without regard to whether the owner knew of, or was responsible for, the presence of such substances on its property, and, in some cases, may not be limited to the value of the property. The presence of contamination, or the failure to properly clean it up, also may adversely affect our ability to sell, lease or operate its property or to borrow using our property as collateral. We have reviewed preliminary environmental liabilities. Such assessments generally consist of an investigation of environmental conditions at the subject property (not including soil or groundwater analysis), as well as a review of government and other records and information pertaining to the subject site and sites in the surrounding area. We are not currently aware of any environmental conditions on its properties that would be material to us; however, at one of our properties, an environmental assessment conducted by a third party has recommended further investigation. Although there can be no assurance, based on past remedial activities at this property, and including a closure letter from the local agency for the remediation, we do not believe that we will incur material liability to clean up contamination on this property.

REGULATIONS -- CHANGES IN GOVERNMENTAL RULES AND REGULATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

     Our operations and business practices are subject to regulation at federal, state and, in some cases, local levels. General rules and regulations of the Federal Trade Commission and state and local consumer protection agencies, and state statutes apply to our advertising, sales and other trade practices, including the sale of memberships and the financing and collection of membership fees. In addition, the provision of rehabilitative and physical therapy services and payments for such services are subject to government regulation. See "Business -- Government Regulation." We are not aware of any proposed material changes in any such statutes, rules or regulations, but any such changes could have a material adverse effect on us.

CHANGE OF CONTROL OFFER -- WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE.

     Upon certain change of control events, we will be required to offer to repurchase all outstanding Notes. It is possible that we will not have sufficient funds at the time of a change of control to make the required repurchase of Notes or that restrictions in our credit facility will not allow such repurchases. See "Description of Notes -- Repurchase Upon Change of Control."

LIQUIDITY OF THE NOTES -- THERE IS CURRENTLY NO PUBLIC MARKET FOR THE NOTES.

     There is currently no public market for the Notes. We do not intend to list the Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The initial purchasers of the Notes have advised us that they currently intend to make a market in the Notes, but they are not obligated to do so and, if they do make a market in the Notes, they may stop at any time. We will seek to have the New Notes designated for trading in the PORTAL Market, the National Association of Securities Dealers' screenbased, automated market for trading of securities eligible for resale in compliance with Rule 144A. However, market liquidity may not develop. If an active public market does not develop, the market, price and liquidity of the Notes may be adversely affected. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition and performance. Prospective investors in the Notes should be aware that they may be required to bear the financial risks of such investment for an indefinite period of time. See "Description of Notes" and "Notice to Investors."

YEAR 2000 COMPLIANCE -- YEAR 2000 FAILURES COULD HAVE A MATERIAL ADVERSE IMPACT ON US.

     We have completed an assessment of our systems and those of third parties which could materially and adversely affect our operations if such systems fail to function properly with respect to dates in 2000 and later. We believe we will be able to replace or modify all of our material systems which are not year 2000 compliant prior to the fourth quarter of 1999, and we do not anticipate that year 2000 problems with our systems will have a material effect on us. We believe that the only third parties whose year 2000 problems could have a material effect on us are financial institutions that process our EFT and credit card transactions. We believe that these institutions have completed or will complete, prior to year 2000, modifications to their systems to insure year 2000 compliance. However, the failure to correct a material year 2000 problem could interrupt our business and materially and adversely affect us. A contingency plan has not yet been developed for dealing with an interruption of a critical system. We plan to develop and implement such a plan by the fourth quarter of 1999. Due to the general uncertainty inherent in the year 2000 problem, resulting in part from the uncertainty of the year 2000 readiness of third-party suppliers, we are unable to determine at this time whether year 2000 failures will have a material impact on us.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     On April 1, 1999, we issued $100.0 million aggregate principal amount of Old Notes to Jefferies & Company, Inc. and CIBC Oppenheimer Corp. (the "Initial Purchasers"). The issuance was not registered under the Securities Act in reliance upon the exemption under Rule 144A and Section 4(2) of the Securities Act. In connection with the issuance and sale of the Old Notes, we entered into a Registration Rights Agreement with the Initial Purchasers, dated April 1, 1999 (the "Registration Rights Agreement"), which required us to file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act with respect to notes identical in all material respects to the Old Notes. Upon the effectiveness of that registration statement, we are required to offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act (the "Exchange Offer"). In the event that applicable interpretations of the staff of the Commission do not permit us to effect the Exchange Offer and under certain other circumstances, we will, at our cost, file with the Commission a shelf registration (the "Shelf Registration Statement") to cover resales of Notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy our obligations thereunder.

     Based on no-action letters issued by the staff of the Commission to third parties, we believe that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than any such holder which is our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. However, we have not sought a no-action letter with respect to the Exchange Offer and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. A broker-dealer who acquired Old Notes directly from us can not exchange such Old Notes in the Exchange Offer. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretations by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), we will accept any and all Old Notes validly tendered and not
withdrawn prior to 5:00 p.m., New York City time, on             , 1999, or such
later date and time to which it is extended (as it may be so extended, the "Expiration Date").We will issue a principal amount of New Notes in exchange for an equal principal amount of outstanding Old Notes tendered and accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. The date of acceptance for exchange of the Old Notes for the New Notes (the "Exchange Date") will be the first business day following the Expiration Date or as soon as practicable thereafter.

     The terms of the New Notes and the Old Notes are substantially identical in all material respects, except for certain transfer restrictions, registration rights and liquidated damages for defaults under the Registration Rights Agreement ("Registration Defaults") relating to the Old Notes which will not apply to the New Notes. See "Description of Notes." The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under and entitled to the benefits of the Indenture.

     As of the date of this Prospectus, $100.0 million aggregate principal amount of the Old Notes are outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Notes. Holders of Old Notes do not have any appraisal or dissenters' rights under state law or the Indenture in connection with the Exchange Offer. We intend to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the Commission thereunder. Old Notes which are not tendered and were not prohibited from being tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and be subject to transfer restrictions, but will not be entitled to any rights or benefits under the Registration Rights Agreement.

     Upon satisfaction or waiver of all the conditions to the Exchange Offer, on the Exchange Date we will accept all Old Notes properly tendered and not withdrawn and will issue New Notes in exchange therefor. For purposes of the Exchange Offer, we shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if we have given oral or written notice thereof to U.S. Bank Trust National Association, the trustee under the Indenture and the exchange agent for the Exchange Offer (the "Exchange Agent"). The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the New Notes from us.

     In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents; provided, however, that we reserve the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such nonexchanged Old Notes or substitute Old Notes evidencing the nonexchanged portion, as appropriate, will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

     Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "Fees and Expenses."

EXTENSION OF EXPIRATION DATE; AMENDMENTS

     In order to extend the Expiration Date, we will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, prior to 9:00 a.m., New York City time, on the next business day after the then Expiration Date.

     We reserve the right, in our sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holder of Old Notes of such amendment.

     Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE NEW NOTES

     The New Notes will bear interest at the rate of 11 3/8% per annum, payable semi-annually, in cash, on March 15 and September 15 of each year, from the most recent date to which interest has been paid on the Old Notes or, if no such payment has been made, from April 1, 1999.

CONDITIONS

     Notwithstanding any other term of the Exchange Offer, we will not be required to exchange any new Notes for any Old Notes, and may terminate or amend the Exchange Offer before the acceptance of any Old Notes for exchange, if:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which seeks to restrain or prohibit the Exchange Offer or, in our judgment, would materially impair our ability to proceed with the Exchange Offer; or

          (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule, order or regulation is interpreted, by any government or governmental authority which, in our judgment, would materially impair our ability to proceed with the Exchange Offer; or

          (c) the Exchange Offer or the consummation thereof would otherwise violate or be prohibited by applicable law.

     If we determine in our sole discretion that any of these conditions is not satisfied, we may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders who tendered such Old Notes to withdraw their tendered Old Notes, or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described above shall be final and binding on all parties.

     In the event that applicable interpretations of the staff of the Commission do not permit us to effect the Exchange Offer and under certain other circumstances, we will, at our cost, file with the Commission a Shelf Registration Statement to cover resales of Notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

PROCEDURES FOR TENDERING

     The tender of Old Notes by a holder as set forth below (including the tender of Old Notes by book-entry delivery pursuant to the procedures of the Depository Trust Company ("DTC")) and the acceptance thereof by us will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal.

     Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must (i) complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date, or (ii) comply with the guaranteed delivery procedures described below. Delivery of all documents must be made to the Exchange Agent at its address set forth herein.

     THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO US. BENEFICIAL OWNERS OF OLD NOTES MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owners' own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering of such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any Eligible Institution (as defined) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes, with the signature thereon guaranteed by an Eligible Institution. If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the Letter of Transmittal.

     Any financial institution that is a participant in the book-entry transfer facility for the Old Notes, DTC, may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with DTC's procedures for such transfer, including if applicable the procedures under the Automated Tender Offer Program ("ATOP"). Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be, or be deemed to be, transmitted to and received and confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Old Notes not properly tendered or any Old Notes our acceptance of which would, in the opinion of our legal counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. Our interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither we, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In addition, we reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     By tendering, each holder will also represent to us (i) that the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, (ii) that neither the holder nor any such person has an arrangement or understanding with any person to participate in the distribution of such New Notes and (iii) that neither the holder nor any such other person is our "affiliate," as defined in Rule 405 under the Securities Act, or that if it is our "affiliate," it will comply with the registration and prospective delivery requirements of the Securities Act to the extent applicable.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or (iii) who cannot complete the procedures for book-entry transfer of Old Notes to the Exchange Agent's account with DTC prior to the Expiration Date, may effect a tender if:

     (a) The tender is made through an Eligible Institution;

     (b) On or prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes (if possible) and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five business trading days after the Expiration Date, (i) the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, or (ii) that book-entry transfer of such Old Notes into the Exchange Agent's account at DTC will be effected and confirmation of such book-entry transfer will be delivered to the Exchange Agent; and

     (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer and all other documents required by the Letter of Transmittal, or confirmation of book-entry transfer of the Old Notes into the Exchange Agent's account at DTC, are received by the Exchange Agent within five business trading days after the Expiration Date. Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer:

     The holder tendering Old Notes exchanges, assigns and transfers the Old Notes to us and irrevocably constitutes and appoints the Exchange Agent as the holder's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The holder represents and warrants to us and the Exchange Agent that (i) it has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire the New Notes in exchange for the Old Notes, (ii) when the Old Notes are accepted for exchange, we will acquire good and unencumbered title to the Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim, (iii) it will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes and (iv) acceptance of any tendered Old Notes by us and the issuance of New Notes in exchange therefor will constitute performance in full by us of our obligations under the Registration Rights Agreement and we will have no further obligations or liabilities thereunder to such holders (except with respect to broker-dealers and with respect to accrued and unpaid Liquidated Damages, if any). All authority conferred by the holder will survive the death or incapacity of the holder and every obligation of the holder will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the holder.

     Each holder will also certify that it (i) is not our "affiliate" within the meaning of Rule 405 under the Securities Act or that, if it is an "affiliate," it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, (ii) is acquiring the New Notes in the ordinary course of its business and (iii) has no arrangement with any person or intent to participate in, and is not participating in, the distribution of the New Notes.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Old Notes in the Exchange Offer, a telegram telex, facsimile transmission or letter indicating notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes or otherwise comply with DTC's procedures. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, and our determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for payment will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

NONTENDERED OLD NOTES

     Holders of Old Notes whose Old Notes are not tendered or are tendered but not accepted in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and preferences and subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and we will have no further obligations to such holders, to provide for the registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for nontendered and tendered but unaccepted Old Notes could be adversely affected.

EXCHANGE AGENT

     U.S. Bank Trust National Association, the Trustee under the Indenture, has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

By Registered or Certified Mail, by hand or by Overnight Courier:

U.S. Bank Trust National Association
180 East Fifth Street
St. Paul, Minnesota 55101
Attention: Corporate Trust Administration
SPFT 020

By Facsimile:

U.S. Bank Trust National Association
Attention: Corporate Trust Administration
SPFT 020
(651) 244-1145
Confirm by Telephone:
(651) 244-0444

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers, regular employees or agents.

     We have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. We will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and will pay the reasonable fees and expenses of holders in delivering their Old Notes to the Exchange Agent.

     Our cash expenses to be incurred in connection with our performance and completion of the Exchange Offer will be paid by us. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

     We will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Upon consummation of the Exchange Offer, holders of Old Notes that were not prohibited from participating in the Exchange Offer and did not tender their Old Notes will not have any registration rights under the Registration Rights Agreement with respect to such nontendered Old Notes and, accordingly, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not intend to register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission with respect to similar transactions, we believe that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than any such holder which is our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. If any holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, the holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of its New Notes. See "Plan of Distribution." The New Notes may not be offered or sold unless they have been registered or qualified for sale under applicable state securities laws or an exemption from registration or qualification is available and is complied with. We are required, under the Registration Rights Agreement, to register the New Notes in any jurisdiction requested by the holders, subject to certain limitations.

OTHER

     Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     Upon consummation of the Exchange Offer, holders of the Old Notes that were not prohibited from participating in the Exchange Offer and did not tender their Old Notes will not have any registration rights under the Registration Rights Agreement with respect to such nontendered Old Notes and, accordingly, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. However, in the event we fail to consummate the Exchange Offer or a holder of Old Notes notifies us in accordance with the Registration Rights Agreement that it will be unable to participate in the Exchange Offer due to circumstances delineated in the Registration Rights Agreement, then the holder of the Old Notes will have certain rights to have such Old Notes registered under the Securities Act pursuant to the Registration Rights Agreement and subject to conditions contained therein.

     We have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and to the best of our information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, we will make each person participating in the Exchange Offer aware (through this Prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resale, any holder using the Exchange Offer to participate in a distribution of New Notes to be acquired in the registered Exchange Offer
(i) may not rely on the staff position enunciated in Morgan Stanley and Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Old Notes as reflected in our accounting records on the Exchange Date. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the Exchange Offer will be expensed over the term of the New Notes.

                                USE OF PROCEEDS

     The net proceeds received by us from the offering of the Old Notes were approximately $93.8 million (after deducting discounts to the Initial Purchasers and offering expenses). We will not receive any proceeds from the Exchange Offer. The net proceeds from the offering of the Old Notes is being used to (i) develop new Clubs, (ii) repay existing indebtedness and (iii) for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1998 and as adjusted to give effect to the consummation of the offering of the Old Notes and the application of the net proceeds therefrom as set forth under "Use of Proceeds" as if the offering of the Old Notes had occurred on December 31, 1998. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                                              AS OF DECEMBER 31, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
Cash and cash equivalents(a)................................  $  2,233     $ 67,984
                                                              ========     ========
Total debt:
  Senior Secured Notes due 2006.............................  $     --     $100,000
  The Sports Club/Irvine Note...............................     4,375           --
  Spectrum Club - Agoura Hills Note.........................     2,506           --
  Spectrum Clubs - Fullerton and Santa Ana Lease............     9,745           --
  Note payable(b)...........................................     2,667        2,667
  Equipment financing and capitalized lease obligations.....     7,208        7,208
  Credit facility(c)........................................    10,940           --
                                                              --------     --------
          Total debt........................................    37,441      109,875
Stockholders' equity(d).....................................   104,539      104,539
                                                              --------     --------
          Total capitalization..............................  $141,980     $214,414
                                                              ========     ========

-------------------------
(a) As Adjusted cash and cash equivalents include approximately $54.4 million deposited in the Disbursement Account pending disbursement in accordance with the Disbursement Agreement. Based on debt outstanding as of February 28, 1999, As Adjusted cash and cash equivalents would be $62.1 million.

(b) This note was issued in April 1998 in connection with the development of our Club in the upper east side of Manhattan, bears no interest and is payable in two equal installments in April 1999 and April 2000.

(c) As of February 28, 1999, there was $17.0 million outstanding under our credit facility. We repaid all amounts outstanding under the credit facility with the proceeds from the offering of the Old Notes. We currently have a $20.0 million credit facility. See "Description of Credit Facility."

(d) In 1999, our Board of Directors authorized the use of $8.4 million to repurchase our common stock, of which we have spent $3.9 million to date.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table presents our summary financial and operating data for the fiscal years ended December 31, 1994 through 1998 and have been derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants. The summary financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                       FISCAL YEAR ENDED DECEMBER 31,
                                                              -------------------------------------------------
                                                              1994(1)    1995      1996       1997       1998
                                                              -------   -------   -------   --------   --------
                                                                           (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Revenues..................................................  $18,846   $34,659   $36,918   $ 61,154   $ 81,923
  Operating expenses:
    Direct..................................................   10,525    21,730    22,989     43,517     56,746
    Selling, general and administrative.....................    3,166     5,486     6,052      6,607      8,556
    Depreciation and amortization...........................    1,510     2,775     2,490      3,919      5,282
                                                              -------   -------   -------   --------   --------
         Total operating expenses...........................   15,201    29,991    31,531     54,043     70,584
                                                              -------   -------   -------   --------   --------
         Income from operations.............................    3,645     4,668     5,387      7,111     11,339
  Other income (expense):
    Interest................................................   (1,213)   (2,600)   (2,682)    (3,206)    (1,629)
    Minority interests......................................      (29)     (150)     (150)       (22)      (150)
    Equity interest in net income of unconsolidated
      subsidiaries..........................................      641       860       631        696        880
    Non-recurring items.....................................       --        --      (300)    (2,025)      (314)
                                                              -------   -------   -------   --------   --------
         Total other income (expense).......................     (601)   (1,890)   (2,501)    (4,557)    (1,213)
                                                              -------   -------   -------   --------   --------
         Income before income taxes and extraordinary
           charge...........................................    3,044     2,778     2,886      2,554     10,126
  Provision for income taxes................................    1,244     1,139     1,183      1,014      3,971
                                                              -------   -------   -------   --------   --------
         Net income before extraordinary charge.............    1,800     1,639     1,703      1,540      6,155
  Extraordinary charge from early extinguishment of debt,
    net of income tax effect of $1,331......................       --        --        --         --      2,173
                                                              -------   -------   -------   --------   --------
         Net income.........................................  $ 1,800   $ 1,639   $ 1,703   $  1,540   $  3,982
                                                              =======   =======   =======   ========   ========
  Net income per share:
    Basic...................................................  $  0.23   $  0.14   $  0.15   $   0.12   $   0.21
                                                              =======   =======   =======   ========   ========
    Diluted.................................................  $  0.23   $  0.14   $  0.15   $   0.12   $   0.21
                                                              =======   =======   =======   ========   ========
  Net income per share before non-recurring items and
    extraordinary charge:
    Basic...................................................  $  0.23   $  0.14   $  0.17   $   0.22   $   0.35
                                                              =======   =======   =======   ========   ========
    Diluted.................................................  $  0.23   $  0.14   $  0.17   $   0.22   $   0.34
                                                              =======   =======   =======   ========   ========
  Weighted average number of common shares outstanding:
    Basic...................................................    7,836    11,353    11,355     12,524     18,603
                                                              =======   =======   =======   ========   ========
    Diluted(2)..............................................    7,836    11,357    11,360     12,683     18,829
                                                              =======   =======   =======   ========   ========
  Ratio of earnings to fixed charges(3).....................     2.0x      1.5x      1.6x       1.2x       1.9x

                                                                               AT DECEMBER 31,
                                                              -------------------------------------------------
                                                              1994(1)    1995      1996       1997       1998
                                                              -------   -------   -------   --------   --------
                                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 5,042   $ 1,545   $ 4,146   $  1,581   $  2,233
  Current assets............................................    7,398     7,147     7,341      4,926      7,043
  Property and equipment, net...............................   59,811    59,956    72,736    106,791    135,269
  Total assets..............................................   81,676    83,161    95,697    131,561    163,757
  Deferred membership revenue...............................    5,878     5,614     7,481      9,936      9,953
  Current liabilities.......................................   11,194    11,355    14,159     26,844     26,199
  Long-term debt including current installments.............   33,489    32,913    38,497     50,798     37,441
  Stockholders' equity......................................   37,823    39,492    41,202     58,477    104,539

-------------------------
(1) Prior to October 20, 1994, we operated through various partnerships and corporations. Historical data for periods through October 20, 1994 have been adjusted to reflect compensation and tax provisions as if we had operated as a C corporation during such period.

(2) Does not include up to 159,081 shares to be issued in 1999 as consideration for the acquisition of Spectrum Clubs acquired from Racquetball World.

(3) Fixed charges include interest charges, amortization of debt expenses and discounts, and the estimated interest within rental expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere herein. The operations of Reebok Sports Club/NY were accounted for under the equity method of accounting until December 30, 1996, at which time we acquired a majority interest in the Club. Following such date, we have consolidated the operations of Reebok Sports Club/NY with our other consolidated operations. The Spectrum Club - Manhattan Beach is accounted for under the equity method of accounting.

     In July 1997, we opened the Spectrum Club - Valencia. In August 1997, we acquired a sports and fitness club in Henderson, Nevada which we converted to The Sports Club/Las Vegas in a transaction accounted for as a purchase. On December 31, 1997, we acquired four Clubs in Southern California in a transaction accounted for as a purchase; one of these Clubs was leased to another health and fitness operator in January 1999; the other three Clubs are now operated as Spectrum Clubs. In November 1998 we closed the Spectrum
Club - Santa Monica. Seasonal factors have not had a significant effect on our operating results.

RESULTS OF OPERATIONS

     Fiscal 1998. Our revenues for the year ended December 31, 1998, were $81.9 million, compared to $61.2 million for 1997, an increase of $20.7 million or 33.8%. An increase of $14.6 million resulted from revenue at our new Clubs acquired and/or opened during the last six months of 1997. Revenue growth of $6.1 million resulted from the remaining Clubs and SportsMed.

     Our direct operating expenses increased to $56.7 million for the year ended December 31, 1998, compared to $43.5 million for 1997. The increase resulted primarily from the Clubs acquired and/or opened during the last six months of 1997. Direct operating expenses as a percentage of revenues decreased to 69.3% for 1998 compared 71.2% for 1997. Operating margins continued to improve at Reebok Sports Club/NY as membership levels at this Club continued to mature. Lower operating margins at the recently acquired Clubs partially offset this increase.

     Selling, general and administrative expenses were $8.6 million for the year ended December 31, 1998, compared to $6.6 million for 1997. Selling costs increased approximately $900,000 primarily due to Clubs acquired and/or opened during the last six months of 1997. General and administrative costs increased by approximately $1.1 million as we added corporate overhead to support the six new Clubs and the growth of SportsMed. Selling, general and administrative costs decreased as a percentage of revenue from 10.8% for 1997 to 10.4% for 1998. We believe these costs should continue to decrease as a percentage of future revenues as we expand and achieve economies of scale. There is no assurance, however, that said expansion or economies of scale will be achieved.

     Depreciation and amortization expenses were $5.3 million for the year ended December 31, 1998, compared to $3.9 million for 1997. The increase is primarily due to the addition of depreciation and amortization at the Clubs acquired and/or opened during the last six months of 1997. Interest expense was $1.6 million for the year ended December 31, 1998, compared to $3.2 million for 1997. Interest expense decreased due to the payoff of the note secured by The Sports Club/LA in April 1998 with the proceeds of a common stock offering.

     Equity interest in net income of unconsolidated subsidiary was $880,000 for the year ended December 31, 1998, compared to $696,000 for 1997, an increase of $184,000 or 26.4%. These amounts are associated with improved profits at the Spectrum Club - Manhattan Beach operations.

     Costs reported as non-recurring items were $314,000 for the year ended December 31, 1998, compared to $2,025,000 for 1997. The non-recurring expense in 1998 is associated with our closing of the Spectrum Club - Santa Monica and moving its members to the Spectrum Club - Water Garden. The non-recurring loss in 1997 was the result of a litigation settlement.

     Our net income before income taxes, non-recurring items and extraordinary charge was $10.4 million for the year ended December 31, 1998, compared to $4.6 million for 1997. In 1998, we incurred a loss from the early extinguishment of debt, net of applicable taxes, of $2.2 million, which was recorded as an extraordinary charge.

     Our estimated income tax rate was 38% for the years ended December 31, 1998 and 1997, resulting in net income of $4.0 million for 1998 and $1.5 million for 1997. Basic and diluted earnings per share, before non-recurring items and extraordinary charge, was $.35 and $.34 in 1998 and $.22 and $.22 in 1997, respectively. Basic and diluted net income per share was $.21 in 1998 and $.12 in 1997.

     Fiscal 1997. Our revenues for the year ended December 31, 1997, were $61.2 million, compared to $36.9 million for 1996, an increase of $24.3 million or 65.9%. The increase resulted from the following revenue sources: Reebok Sports Club/NY, which was consolidated following the acquisition of a majority interest in the Club on December 30, 1996, contributed revenues of $18.1 million; the Spectrum Club - Valencia contributed revenues of $1.6 million; SportsMed contributed revenues of $1.5 million; and growth at the remaining Clubs contributed revenues of $900,000.

     Our direct operating expenses increased to $43.5 million for the year ended December 31, 1997, compared to $23.0 million for 1996. The increase resulted primarily from the inclusion of operating expenses at Reebok Sports Club/NY, the opening of the Spectrum Club - Valencia and the acquisition of The Sports Club/Las Vegas. Direct operating expenses as a percentage of revenues increased to 71.2% for 1997 compared to 62.3% for 1996 due to lower margins at Reebok Sports Club/NY and the Spectrum Club - Valencia. Newly developed Clubs historically operate at lower margins due to various fixed expenses such as rent, utilities and certain payroll costs until the membership reaches a mature level. Similarly, newly acquired Clubs may also perform at lower margins prior to and during implementation of new policies and programs.

     Selling, general and administrative expenses were $6.6 million for the year ended December 31, 1997, compared to $6.1 million for 1996. Selling costs increased approximately $211,000 due to the consolidation of direct selling expenses incurred at Reebok Sports Club/NY, the opening of the Spectrum Club - Valencia and the acquisition of The Sports Club/Las Vegas. General and administrative costs increased by approximately $300,000 due to increases in corporate overhead and the addition of personnel to accommodate new Clubs. Selling, general and administrative costs decreased as a percentage of revenue from 16.4% for 1996 to 10.8% for 1997. This percentage decrease resulted from the consolidation of Reebok Sports Club/NY revenues. The consolidation of revenues from Reebok Sports Club/NY did not increase general and administrative costs because we managed the Club and accrued these costs prior to the consolidation.

     Depreciation and amortization expenses were $3.9 million for the year ended December 31, 1997, compared to $2.5 million for 1996. The increase was due primarily to the consolidation of Reebok Sports Club/NY, the opening of the Spectrum Club - Valencia and the acquisition of The Sports Club/Las Vegas. Interest expense was $3.2 million in the year ended December 31, 1997, compared to $2.7 million for 1996. Interest expense of $340,000 at Reebok Sports Club/NY and interest on new equipment financings was partially offset by increased interest income due to more available cash for investment and lower principal balances as other indebtedness matured.

     Equity interest in net income of unconsolidated subsidiary was $696,000 for 1997 compared to $631,000 for 1996. These amounts are associated with the Spectrum Club - Manhattan Beach's operations and the increase reflects our share of the improved profitability at that Club. Equity in the operations of Reebok Sports Club/NY was not significant for 1996.

     Our net income before income taxes and non-recurring items was $4.6 million for the year ended December 31, 1997 compared to $3.2 million for 1996. Non-recurring items for 1997 consisted of litigation settlement costs of $2.0 million relating to the closing of the Spectrum Club - Century City in July 1995. Non-recurring items for 1996 were $300,000.

     Our income tax rate was 38% for the year ended December 31, 1997, and 41% for 1996, resulting in net income of $1.5 million for the year ended December 31, 1997, compared to net income of $1.7 million in 1996. After tax net income before non-recurring items was $2.8 million for 1997, compared to $1.9 million for 1996. The lower tax rate for 1997 resulted from the reduction of valuation allowances on certain deferred income tax assets. Basic and diluted earnings per share were $.12 and $.15 for the years ended December 31, 1997 and 1996, respectively. Basic and diluted earnings per share excluding non-recurring items were $.22 and $.17 for the years ended December 31, 1997 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     During the year ended December 31, 1998, we generated $10.0 million of cash from operating activities, compared to $4.5 million in fiscal 1997. At December 31, 1998, we had a cash balance of $2.2 million available for general corporate purposes.

     During 1998, we generated $26.1 million of cash from financing activities. In April 1998, we completed the sale of 6,500,000 shares of our common stock and realized net proceeds of $48.7 million. A portion of these funds was used to repay indebtedness. During 1998 we reduced our long-term debt by $13.4 million.

     Cash flows used in investing activities were $35.4 million in 1998. We invested $28.6 million in capital expenditures for both existing Clubs and new Club developments and we repurchased $6.8 million of our common stock at an average price of $6.14 per share. In 1999, we authorized the repurchase of an additional $4.0 million of our common stock, $3.4 million of which has been repurchased to date.

     Transactions with Millennium. We currently own a 60% interest in the Reebok-Sports Club/NY partnership. The Reebok-Sports Club/NY partnership makes monthly payments of $75,000 to repay the equipment loan and $167,000 to Millennium as rent. Available cash flows of the Reebok-Sports Club/NY partnership are applied as follows: (1) $3.0 million per year is used to pay a priority distribution to Millennium which is accounted for as additional rent expense; and (2) remaining cash is distributed to us as accrued management fees, to satisfy the $3.0 million note payable and as a priority distribution, which at December 31, 1998 aggregated $11.0 million. After these amounts plus interest thereon are paid, we are entitled to 60% of future cash distributions.

     In December 1997, we acquired four Clubs from Racquetball World. Three of these Clubs are now operated as Spectrum Clubs, and one Club was leased to another health and fitness operator in January 1999. Millennium acquired properties underlying two of the Clubs for $10.0 million and is leasing these properties to us under a financing lease agreement which is reflected as a capital lease obligation on our consolidated balance sheet. We have the right until December 2000 to purchase the leased property from Millennium for a purchase price determined pursuant to the lease (currently estimated to be approximately $10.2 million). Millennium has the right under certain circumstances to require us to acquire its interest in the property. See "Certain Relationships and Related Transactions." We have entered into an agreement to sell one of these Clubs and intend to purchase Millennium's interest in these properties with the sale proceeds and a portion of the proceeds of the offering of the Old Notes. See "Use of Proceeds."

     We are also developing three Clubs with Millennium as described below in "New Club Development."

     New Club Development. In February 1998, we signed a lease with respect to the development of a Sports Club at Rockefeller Center in New York City. We have begun to renovate the space and expect to commence pre-sale activities in late 1999 and to open the Club in the last quarter of 1999. We delivered a $4.0 million letter of credit to the landlord to secure our performance under the lease agreement. Based on preliminary estimates, we expect to spend approximately $15.4 million to complete development of this Club.

     In April 1998, we acquired rights to develop a Sports Club on the site of the former Vertical Club in New York City. We issued a non-interest bearing note for $2.7 million to the seller of the Club, and are required to pay principal in two equal installments in April 1999 and April 2000. Based on preliminary estimates, we expect to spend approximately $25.6 million to complete development of this Club.

     We have entered into lease agreements with Millennium with respect to the development of Sports Clubs in San Francisco and Washington, D.C. and are negotiating a lease with Millennium for a Sports Club in Boston. Millennium began construction on each of these projects in 1998. Our portion of the aggregate development costs for these Clubs is currently estimated to be approximately $16.5 million.

     In June 1998, we acquired undeveloped land in Houston, Texas, for approximately $3.1 million, on which we intend to develop a Sports Club. Based on preliminary estimates, we expect to spend approximately $19.3 million to complete development of this Club.

     We are developing three Spectrum Clubs on leased sites in Southern California which are expected to open in late 1999 and early 2000. Based on preliminary estimates, we expect to spend approximately $4.3 million to complete development of these Clubs.

     Financing Activities. We currently have a $20.0 million credit facility ($12.0 million pending the satisfaction of certain conditions) with a maturity date of May 31, 2001. Advances under our credit facility bear interest at a variable rate not expected to exceed LIBOR plus 2 1/2% or the agent's prime rate. At December 31, 1998, the amount outstanding under our credit facility was approximately $10.9 million which accrued interest at the weighted-average rate of 7.75% per annum. See "Description of Credit Facility" and "Use of Proceeds."

     The net proceeds of the offering of the Old Notes are being used to repay approximately $34.0 million of debt, to provide funds for future developments and for general corporate purposes. The following debt, other than the capital leases payable to Millennium, were repaid with the proceeds of the offering of the Old Notes. We expect to repay the capital leases payable to Millennium within 60 days:

                                                              (DOLLARS IN MILLIONS)
                                                              ---------------------
- The Sports Club/Irvine note...............................          $ 4.3
- the Spectrum Club - Agoura Hills note.....................            2.5
- capital leases payable to Millennium related to Spectrum
  Clubs in Fullerton and Santa Ana..........................           10.2
- outstanding borrowing under our credit facility...........           17.0
                                                                      -----
                                                                      $34.0
                                                                      =====

     Future Capital Requirements. Other than as described herein and for normal replacement of fitness equipment and remodeling of Clubs, we have no commitments for capital expenditures. We expect to spend approximately $1.2 million during the next 12 months to upgrade our management information systems. Equipment financing has generally been available. We had equipment financing of $7.2 million outstanding at December 31, 1998. Amounts borrowed pursuant to equipment financing arrangements are generally repayable in monthly installments over five years, with effective interest rates between 8% and 10% per annum. While capital expenditures may fluctuate from time to time, generally we expect to spend approximately 4% of revenues on facility and equipment upgrades and replacements. In 1998, we invested $16.7 million in capital expenditures at existing Clubs, which included $11.7 million of major renovations at the five Clubs we acquired in 1997. Equipping new Clubs requires expenditures above this level.

     Our long-term capital needs are to provide funds for the developments described above, for additional development and acquisition projects and for general corporate purposes. We estimate that the net proceeds of the offering of the Old Notes, operating cash flows, and credit to be available under our credit facility will be sufficient to fund our capital expenditures in fiscal 1999 and 2000 on the projects currently under development. Acquiring and developing additional Clubs will require additional capital. Pursuant to the terms of the Indenture, we may borrow up to $20.0 million under our credit facility and up to $10.0 million through equipment financing. In addition, if certain conditions are met, the terms of the Indenture and our credit facility may permit us to incur additional indebtedness. We may also consider entering into joint venture and partnership agreements for the purpose of developing new Clubs, subject to the terms of the Indenture and our credit facility.

RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the AICPA Accounting Standards Executive Committee issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that costs of start-up activities, including organization costs and Club openings, be expensed as incurred. SOP 98-5 is applicable to financial statements for fiscal years beginning after December 15, 1998. Restatement of previously issued financial statements is not permitted. In the fiscal year for which SOP 98-5 is first adopted, the application should be reported as a cumulative effect of a change in accounting principle. We will adopt SOP 98-5 effective January 1, 1999, and, accordingly, will record a one-time cumulative effect of a change in accounting principle, net of related income taxes. The amount of this charge is currently expected to be approximately $1.0 million.

YEAR 2000 READINESS

     Until recently, computer programs were written to store only two digits of date-related information in order to more efficiently handle and store data, and thus are unable to distinguish between the year 1900 and the year 2000. This problem is frequently referred to as the "year 2000 problem." We have initiated a Year 2000 Project to bring all of our information technology ("IT") systems and non-IT systems into year 2000 compliance. Utilizing internal resources, we are in the process of defining, assessing and converting, or replacing, various programs, hardware and instrumentation systems to make them year 2000 compliant.

     Our IT systems include our computer equipment and software relating to membership, financial accounting and sales of products and services. Non-IT systems include our communications systems, alarm and security systems, elevators and fitness equipment. Our Year 2000 Project focuses on three IT component systems as well as non-IT systems.

     Membership Systems. The software programs we currently use to store membership and fee collection data and to process EFT and credit card transactions are not year 2000 compliant. We are installing a new system which is year 2000 compliant, which we expect to be in service at The Sports Club/LA and several other Clubs during the fourth quarter of 1999, and to be in service in all Clubs by the end of the first quarter of the year 2000. Because we do not anticipate installing the new membership system in all Clubs prior to the year 2000, we are also modifying our current membership systems to be year 2000 compliant. We expect these modified systems to be operational during the third quarter of 1999.

     Financial Accounting Systems. The supplier of the installed version of our financial accounting system has orally represented to us that the system is year 2000 compliant. In addition, we are purchasing a newer version of this system which we expect to have in place by the end of the second quarter of 1999. This newer version is certified in writing to be year 2000 compliant.

     Other IT Systems. We are currently reviewing all other IT systems for year 2000 compliance. Our food and beverage, sports boutique sales, private training and most other services and products systems are not year 2000 compliant, but we expect to replace or modify these systems to be year 2000 compliant during the third quarter of 1999.

     Non-IT Systems. We have requested vendors of our non-IT systems to advise us if such systems are year 2000 compliant where we believe such assurance to be necessary. We have received such assurances from vendors of certain systems, such as elevators, and we do not believe that the failure of other non-IT systems would have a material impact on us. We believe that we will be able to replace or modify all significant non-IT systems which are not year 2000 compliant by December 1999.

     Expense of Year 2000 Project. We currently estimate that we will expend approximately $2.9 million to acquire new hardware and other equipment, acquire new membership software, upgrade our existing membership software, update our financial accounting software and make the other modifications to our IT systems described above. Most of these expenses would be incurred in order to upgrade our membership and accounting systems in the ordinary course of business. Of this amount, $800,000 has been expended to date. This expenditure will include new hardware and other equipment and software programs. We have not determined what amounts we will expend to replace non-IT systems, but we do not expect such costs to be material.

     Third Party Systems. We believe that the only third parties whose year 2000 problems could have a material effect on us are financial institutions that process our EFT and credit card transactions. We believe that these institutions have completed, or will complete prior to year 2000, modifications to their systems to insure year 2000 compliance; however, we are unable to test third party systems.

     Risks of Year 2000 Problems. The failure to correct a material year 2000 problem could interrupt our normal business activities or operations. We believe that failures in our membership, financial accounting and food and beverage systems, or performance by third parties with respect to EFT and credit card transactions, could materially and adversely affect us. While we intend to test systems supplied by third parties, such testing may not reveal all year 2000 problems. With the exception of certain critical non-IT systems which we have been assured are year 2000 compliant, we do not believe that a failure of other systems would have a material impact on us. Due to the general uncertainty inherent in the year 2000 problem, resulting in part from the uncertainty of the year 2000 readiness of third parties and the performance of systems represented to us by vendors to be year 2000 compliant, we are unable to determine at this time whether year 2000 failures will have a material impact on us. Although our Year 2000 Project is not expected to significantly reduce our level of uncertainty about year 2000 problems, including the year 2000 readiness of third parties, we believe that completion of the Year 2000 Project will reduce the possibility of significant interruptions of normal operations. A contingency plan has not yet been developed for dealing with an interruption of a critical system. We plan to develop and implement such a plan by the fourth quarter of 1999.

     The costs of our Year 2000 Project and the dates on which we believe we will complete the various phases of our Year 2000 Project are based upon our management's best estimates, which were derived using numerous assumptions regarding future events, including the continued availability of certain resources, third party remediation plans and other factors. There can be no assurance that these estimates will prove to be accurate, and actual results could differ materially from those currently anticipated. Specific factors that could cause such material differences include, but are not limited to, the availability and cost of personnel trained in year 2000 issues, the ability to identify, assess, remediate and test all relevant computer code and imbedded technology, performance of new systems and equipment, the reduction of productivity pending completion of employee training, the need to remediate problems caused by failures in year 2000 compliance by third parties, and similar uncertainties.

                                    BUSINESS

     We currently operate twelve Clubs, under the "Sports Club" and "Spectrum Club" names, including The Sports Club/LA and Reebok Sports Club/NY. Our Clubs offer a wide range of fitness and recreation options and other amenities, and are marketed to affluent, health conscious individuals who desire a service oriented state-of-the-art club. We believe that there is opportunity for continued revenue and profit growth at our existing Clubs and through the development of new Clubs.

     Our Clubs are conveniently located in spacious, modern facilities that typically include fitness centers, swimming pools and basketball courts. Our premier Clubs, Sports Clubs, are designed as "urban country clubs," offering a full range of services including private trainers, registered nutritionists, exercise classes, and various other amenities including physical therapy, spas, salons, activewear boutiques, restaurants, cafes, sports bars, childcare, laundry/dry cleaning services, valet parking and executive locker rooms. Sports Club facilities range in size from 90,000 to 140,000 square feet. We have four Sports Clubs located in Los Angeles and Irvine, California, New York, New York and Las Vegas, Nevada. The Spectrum Clubs are typically housed in 25,000 to 65,000 square foot facilities and offer many of the amenities listed above. We have eight Spectrum Clubs that are all located in Southern California. Initiation fees and monthly membership dues at Sports Clubs are higher than those at Spectrum Clubs, and initiation fees and monthly membership dues at all Clubs are higher than those charged by most other sports and fitness clubs, which we believe do not provide comparable services. Income from ancillary services and products, including private training, food and beverages and sports boutiques, also contribute a significant portion of our revenues. Our SportsMed subsidiary operates physical therapy facilities in some Clubs.

     Our strategy is to expand the Sports Club franchise in major metropolitan markets and to increase revenues and profitability at existing Clubs, through regular increases in monthly membership dues and expanded ancillary services and products. There are currently six Sports Clubs under development in New York City (in Rockefeller Center and in the upper east side), Washington, D.C., San Francisco, Boston and Houston. We expect to open these Clubs from late 1999 through 2001. We are currently developing three Spectrum Clubs in Southern California. We will continue to investigate other sites for new Club developments.

     According to IHRSA, the industry's leading trade organization, 20.8 million Americans were members of more than 13,000 sports and fitness clubs in 1998. Revenues generated by the United States sports and fitness club industry increased at a compound annual rate of 8.6% from $5.5 billion in 1991 to $9.0 billion in 1997. The industry has benefitted from the general public's increasing awareness of the importance of physical exercise. We target members age 35 and older who, according to IHRSA, represent 47% of all memberships and are the fastest growing segment of the industry.

THE SPORTS CLUBS

     Sports Clubs are 90,000 to 140,000 square foot multi-purpose facilities, which generally include the following features:

     - large, fully equipped gyms with state-of-the-art fitness equipment, including weight training and cardio-vascular equipment,

     - basketball, volleyball, racquetball, squash and paddle tennis courts and, in the case of The Sports Club/Las Vegas, indoor tennis courts,

     - aerobics/exercise rooms featuring classes throughout the day and evening, seven days a week, including aerobics, dance, Step Reebok, yoga and karate,

     - stationary bicycles used in an aerobic class environment, and, in the case of Reebok Sports Club/ NY, climbing walls,

     - swimming pools, golf practice nets and running tracks,

     - men's and women's locker rooms featuring wood lockers,

     - complete spa areas with steam rooms, saunas, jacuzzis and professional massage,

     - restaurants, sports bars, private dining/conference rooms, media centers and sundecks,

     - valet parking, pro shops, hair salons and childcare services,

     - sports medicine and physical therapy facilities,

     - personal trainers to develop and supervise members' exercise routines,

     - PTS Private Training System nutritional programs and products,

     - interactive children's classes, as well as supervised age-specific junior recreational rooms and junior programs such as gymnastics,

     - instruction in racquet sports, golf and swimming,

     - full-time activities directors responsible for social and media events for members, including organizing trips, lectures and charity events,

     - full-time sports coordinators who organize sports tournaments, leagues and classes, and

     - wellness protocols such as exercise regimens designed for specific groups of members.

     We currently have four Sports Clubs in operation. The Sports Club/LA opened in 1987 in west Los Angeles, California, near the affluent communities of Santa Monica, Brentwood, Beverly Hills, Westwood and Century City. The Sports Club/Irvine opened in 1990 near Newport Beach in Orange County, California. Reebok Sports Club/NY opened in 1995 in Manhattan's upper west side, and was developed in partnership with a subsidiary of Reebok International, Ltd. ("Reebok") and Millennium. We manage the operations of this Club and own a controlling 60% interest in the partnership that owns this Club. Reebok and Millennium have each retained an interest in the partnership. We acquired a club in Henderson, Nevada and converted it to The Sports Club/Las Vegas in August 1997. The Sports Club/Las Vegas services the rapidly growing Las Vegas market and is situated approximately three miles east of the Las Vegas airport.

THE SPECTRUM CLUBS

     We currently operate Spectrum Clubs at eight locations in Southern California. While more limited in size and offering fewer social and recreational options than Sports Clubs, Spectrum Clubs are generally housed in relatively large facilities containing modern equipment and offer members personalized training and instruction.

     - Spectrum Clubs typically range in size from 25,000 to 65,000 square feet, include full coed weight training rooms, computerized cardiovascular centers, aerobics and exercise classrooms, locker rooms, private training, child care, juice bars and towel service.

     - Certain of the Spectrum Clubs also offer swimming pools, childcare, pro shops, basketball courts, racquetball courts, spa facilities, physical therapy facilities, volleyball, martial arts, dance and children's and seniors' programs.

     - We own 100% of seven of the currently operating Spectrum Clubs. We are the sole general partner and manager and receive, as our equity interest, 46.1% of the net income generated by the operation of the Spectrum
       Club - Manhattan Beach.

THE SPORTSMED COMPANY, INC.

     Our SportsMed subsidiary operates physical therapy facilities within The Sports Club/LA, The Sports Club/Irvine, the Spectrum Club - Agoura Hills, and the Spectrum Club - Valencia. SportsMed also operates in a stand alone facility in Calabasas, California. The clinics are staffed by exercise physiologists, physical therapists and nutritionists who provide services to members and others. A physician-owned company provides medical services and pays a management fee to SportsMed. We believe that SportsMed provides valuable services which are complementary to the other services provided by the Clubs, and are considering expanding the SportsMed concept to other Clubs in the future.

DEVELOPMENT OF ADDITIONAL CLUBS

     Current Sports Club Developments. The following outlines our current development plans for Sports Clubs.

     Rockefeller Center, New York. This 89,000 square foot Club is located at the Rockefeller Center Commercial Complex in midtown Manhattan and is expected to be opened in late 1999. Within one mile of this site there are over 1.1 million persons employed and approximately 170,000 residents, with an average age of 47 and average household income of $110,000.

     Upper East Side, New York. This 140,000 square foot Club is located in the upper east side of Manhattan and is expected to be open in early 2000. This site is the location of the former Vertical Club, which was closed in February for major renovation and conversion to a Sports Club. Within one mile of this site there are approximately 600,000 persons employed and approximately 160,000 residents, with an average age of 45 and average household income of $140,000.

     The demographics in the vicinity of our New York developments compare favorably to the demographics of our existing Club in the upper west side of Manhattan, Reebok Sports Club/NY. Within one mile of Reebok Sports Club/NY, there are approximately 300,000 persons employed and approximately 150,000 residents with an average age of 47 and average household income of $105,000.

     The funds we estimate are needed to complete our New York developments will be deposited into the Disbursement Account and disbursed in accordance with the terms of the Disbursement Agreement.

     Millennium Developments. We are developing Sports Clubs in Boston, Washington, D.C. and San Francisco with Millennium, with whom we developed Reebok Sports Club/NY. Millennium is a developer of premier multi-use projects, and is significantly funded by Quantum Realty Fund, a member of the Quantum Group of Funds, which are off-shore investment funds managed by Soros Fund Management, a management firm headed by George Soros. These Clubs will be located in projects developed by Millennium in prime, metropolitan locations which, like Reebok Sports Club/NY, include commercial, retail, entertainment and residential space. In addition, each of these developments is expected to include a five star hotel. These Clubs will be in the 80,000 to 100,000 square foot size range and will offer services typically found at our other Sports Club sites. We expect to open these Clubs in late 2000 and 2001. We believe that such projects offer ideal locations for Sports Clubs and intend to investigate additional Sports Club developments with Millennium or other developers in other major metropolitan areas.

     The Sports Club/Houston. In June 1998, we acquired approximately 3.5 acres of undeveloped land in Houston, Texas, on which we expect to develop an approximately 85,000 square foot Sports Club.

     Current Spectrum Club Developments. We have entered into leases with respect to three Spectrum Clubs in Southern California. Each Club would be approximately 55,000 square feet. We currently expect that these Clubs will open in late 1999 and early 2000. In January 1999, we acquired the membership rights of a sports and fitness club located near Thousand Oaks, California, for $650,000. We have moved most members of this club, which closed in January 1999, to the Spectrum Club - Thousand Oaks.

     Other Developments. We currently believe that our resources can be best used to develop new Sports Clubs, but we may consider the acquisition and conversion of an existing sports and fitness club to a Sports Club or Spectrum Club or the development of additional Spectrum Clubs if a suitable opportunity arises. We believe that, because of our established reputation and the prestige associated with the Sports Clubs and the Spectrum Clubs, developers view our Clubs as valuable components of multi-use developments.

     Performance of Newly Developed and Acquired Clubs. Based on our experience, a newly developed Club tends to achieve significant increases in revenues until a mature membership level is reached. Recently opened Clubs which have not yet achieved mature membership levels have operated at a loss or at only a slight profit during this period as a result of fixed expenses which, together with variable operating expenses, approximate or exceed membership fees and other revenues. While we anticipate that these types of losses will be incurred in the future as a normal part of our operations, we believe that our income from newer Clubs will significantly increase as membership levels mature. See "Risk
Factors -- New Clubs."

     The physical layout, decor, age of equipment, staff training, marketing programs, membership fees, ancillary services offered and other characteristics of Clubs we acquire may vary, and, as a result, acquired Clubs may have lower operating income than a typical Club. We generally will renovate an acquired Club, upgrade equipment, fitness programs and exercise protocols, install experienced employees, implement marketing and training programs, and introduce new services and products to enhance ancillary revenues. We will also implement membership fees consistent with other Clubs. Newly acquired Clubs undergoing such improvements may perform at lower margins during the period of implementation of new policies and programs.

     Disposition of Spectrum Clubs. From time to time, we have disposed of Spectrum Clubs. The Spectrum Club - Santa Monica was closed in November 1998, upon expiration of the lease for the property, and many of its members were moved to the Spectrum Club - Water Garden. We subleased the Spectrum
Club - Fountain Valley to another health and fitness club operator in January 1999. In February 1999 we entered into an agreement to sell the Spectrum
Club - Santa Ana.

SALES AND MARKETING

     Strategy. The Sports Clubs are marketed as "urban country clubs" offering personalized attention and multiple amenities and services. We believe that the image of these Clubs as leaders in the sports and fitness industry justifies charging a premium. Our members include professionals, sports and entertainment personalities and business people. The Spectrum Clubs emphasize personalized service and instruction and the creation of an "urban country club" atmosphere in which members can relax and socialize. The cost of Spectrum Club membership (in terms of both initiation fees and monthly membership dues) is less than membership at Sports Clubs and, within the Southern California market, we believe the Spectrum Clubs offer as many services and are as luxurious and aesthetically-pleasing as any other sports and fitness club with which they compete.

     Our marketing efforts at older, more seasoned Clubs emphasize maintaining existing members, replacing members who leave with new members and increasing ancillary revenues such as private training and retail sales. Our focus at the newer Clubs is on attracting additional members. See "Risk Factors - Membership."

     Referrals, Endorsements and Advertising. Word-of-mouth referrals and endorsements by existing members are the Clubs' most important source of new members. In addition, all Clubs utilize targeted marketing programs which include advertisements, promotions, public relations and community events. The principal marketing media for the Clubs are direct mail with some use of print advertisements. The print advertisements are supplemented by special events and special membership programs. The Clubs host corporate parties and charity benefits and often donate free or discounted memberships to charitable organizations. We also conduct periodic membership drives whereby referring members are entitled to receive special gifts and other incentives. We believe that we will be able to continue to utilize these marketing strategies in the promotion of new Clubs.

     Targeted Members. The largest segment of the membership base for the Clubs consists of health-conscious individuals. We target five other groups in order to expand membership: corporate members, "shape-over" members, medical referrals, families, and seniors. Each of these groups requires specialized exercise/fitness programs, and we have developed specific programs to attract members of these groups.

     Corporate Programs. We believe the corporate market is a significant source of new members, due to the proximity of the Clubs to business centers and the use of the Clubs to conduct business and to develop and maintain business contacts. We target the corporate membership market primarily through the Sports Clubs. Sports Clubs employ several Corporate Membership Directors whose principal responsibilities are to solicit corporate memberships from businesses operating in the vicinity of Sports Clubs. Sports Clubs offer corporate group-discounted initiation fees depending upon the number of new members involved. Our SportsMed subsidiary has developed several corporate wellness programs to fit the needs of this particular market. We believe that corporations are favorably disposed to Sports Clubs and the SportsMed programs because of the positive impact regular exercise and overall fitness can have on employee absenteeism, morale and productivity.

     Shape-Over Programs. We believe that the image of the Clubs as multiple-amenity facilities which offer members numerous social and less-rigorous exercise options will help us attract prospective members who do not currently exercise regularly. Our shape-over program is intended to attract those people who are "out of shape" but who are interested in pursuing a regular exercise regimen. Prospective members are given a free, introductory fitness consultation with Club instructors, which covers nutritional and dietary suggestions, personalized fitness programs and home exercise plans. In addition, the Clubs have group aerobics classes that are specially designed for this target group.

     Medical Referrals. We target members from the medical referral market through our SportsMed subsidiary by offering specific rehabilitation and exercise protocols to complement other forms of physical therapy recommended by a physician or medical group.

     Family Programs. We believe that the children/family market has considerable potential, as younger members grow older, marry and have children, and seek recreational activities in which the entire family can participate. To target the family market, we have implemented "KidFit" and "TeenFit" programs which target children between the ages of 5 and 17 and involve both one-on-one private training and a six-week fitness training program. The Clubs' weight-training facilities are made available to children 13 and older at off-peak hours, and specially-designed movement classes utilizing a variety of fitness equipment are offered to younger children. The Clubs offer a summer sports camp, provide individualized sports instruction and offer multiple fitness activities such as gymnastics, martial arts and dance that are age appropriate.

     Senior Programs. We anticipate that as the current core membership group ages, we will meet the changing fitness needs of seniors and attract additional members from the senior population. We maintain training and exercise protocol manuals for the senior market (which we generally define as members who are over 60 years old) which include a description of exercise and fitness programs specifically designed for seniors. These manuals also contain discussions of the biological, psychological and medical aspects of aging and the benefits of regular exercise. We believe this market will expand as the "baby boomers" mature.

EMPLOYEE TRAINING

     We believe that a key component of our operating strategy is a well-trained and knowledgeable staff. We have comprehensive training programs to enhance the effectiveness of our personnel. All newly-hired employees are required to attend an orientation seminar, which is led by members of our management and a personnel instructor. Topics include member service and member interaction skills, our history and philosophy, and safety issues. These orientation seminars are held throughout the year.

     To aid in the development and continuing education of management employees, we offer a workshop entitled "Introduction to Management," for newly-hired management personnel and other employees demonstrating management skills. The workshop is intended to educate participants in the areas of people and time management; hiring, developing, training and evaluating employees; sales and marketing strategies; and safety concerns. Topics are added periodically to reflect new management techniques or operating issues. These seminars, generally consisting of five three-hour sessions, are held six times a year or as needed for new employees, and our management personnel are required to attend periodically to maintain their skills.

     We provide additional seminars specifically designed for targeted employee groups. Seminars providing specialized instruction for program directors, private trainers, aerobics teachers and sales/marketing personnel are offered at various times during the year, for which attendance on the part of newly-hired personnel within the applicable employee group is mandatory. We place particular emphasis on sales/marketing training seminars, which are given once every two months by a personnel instructor and in which all new membership directors complete 20 hours of participation and all other membership directors are expected to complete four hours of participation every two months. Our fitness instructors are trained to assist in the sales function and to implement fitness testing and individually-tailored exercise programs. Most instructors are college-educated. Our aerobics instructors must have at least one year of teaching experience before they are permitted to teach at the Clubs, and are required to participate in ongoing training and periodic re-evaluation.

MEMBERSHIP PROGRAMS

     Club memberships require a one-time initiation fee plus monthly membership dues. Unlike many other clubs, we do not offer financing for memberships. Members electing to pay their Club dues on a monthly basis must pay by EFT, by which each member is automatically debited each month for dues either through a checking account or credit card. Prepaid memberships for an entire year entitle the member to a discount equal to one month of membership dues. Approximately 70% of monthly membership dues are paid via EFT and the remaining 30% of monthly membership dues are prepaid for twelve months. At established Clubs, the average life of a Sports Club membership is four to five years while the average life of a Spectrum Club membership is approximately three years.

     Sports Club Memberships. Sports Clubs offer three types of memberships: executive, health and racquet. Sports Club initiation fees and monthly membership dues vary depending on the location of the Club. The Sports Clubs' initiation fees range from $400 to $2,500 and monthly membership dues range from $88 to $180. Corporate memberships are also available.

     Executive Membership. Executive membership offers the greatest number of amenities and services, including unlimited use of all facilities, racquet sports privileges, personal locker assignments within an executive locker room, laundry service, free valet parking and charge privileges for dining and other Club services. Executive membership entitles a member to use all Sports Clubs.

     Health Membership. Health membership is the basic membership offering unlimited use of all facilities excluding those privileges associated with a racquet membership; courts are available to holders of health memberships for an additional fee.

     Racquet Membership. Racquet membership is currently only offered at The Sports Club/Irvine and The Sports Club/Las Vegas and, in addition to use of the Club's facilities, includes the unlimited use of racquetball, squash and paddle tennis courts at The Sports Club/Irvine, and tennis at The Sports Club/ Las Vegas.

     Spectrum Club Memberships. Spectrum Clubs generally offer racquet and health memberships. The Spectrum Club - Fullerton currently offers executive memberships. At some Spectrum Clubs, lockers may be rented by members on a monthly basis for an additional charge. As members of the IHRSA, Spectrum Clubs extend guest membership privileges to out-of-town visitors who are members of IHRSA clubs in their hometown, and Spectrum Club members may use IHRSA clubs in cities to which they travel. Spectrum Club initiation fees are generally $325. Monthly membership dues are generally $57 for health membership, $67 for racquet membership and $62 for an all club membership allowing members unlimited use of all Spectrum Clubs.

COMPETITION

     Although the sports and fitness industry is still fragmented, the industry has experienced significant consolidation in recent years and certain of our competitors are significantly larger and have greater financial and operating resources than we do. In addition, a number of individual and regional operators compete with us in our existing and targeted markets. Many of these sports and fitness clubs attract the same types of members targeted by Spectrum Clubs and Sports Clubs. We also compete with recreational facilities established by governments and businesses, the YMCA and YWCA, country clubs and weight-reducing salons, as well as products and services that can be used in the home. As the general public becomes increasingly aware of the benefits of regular exercise, it is anticipated that additional sports and fitness businesses will emerge. We believe that there will continue to exist a market for our Clubs and that our operating experience, our highly visible image, the professionalism of our staff and our state-of-the-art equipment and exercise facilities afford us an advantage over our competitors. However, we may be unable to maintain our membership fees or membership levels in areas where another sports and fitness club offers competitive facilities and services at a lower cost to members. See "Risk Factors -- Competition."

TRADEMARKS AND TRADENAMES

     The "Sports Club" name is generally not protectable under federal or state trademark laws. We have registered our "flying lady" logo as a stand-alone design and in combination with "The Sports Club/LA" and "The Sports Club/Irvine" names under federal trademark laws. We have also registered "The Sports Club/LA" name and logo in France, Germany, the United Kingdom and Japan and we are awaiting final trademark approval in Australia. We hold a federal trademark for the "Spectrum Club" name.

GOVERNMENT REGULATION

     Our operations and business practices are subject to regulation at the federal, state and, in some cases, local levels. State and local consumer protection laws and regulations govern our advertising, sales and other trade practices.

     Statutes and regulations affecting the fitness industry have been enacted or proposed in California, New York and Nevada, the states in which we currently operate Clubs. Many other states into which we may expand have or likely will adopt similar legislation. Typically, these statutes and regulations prescribe certain forms and provisions of membership contracts, afford members the right to cancel the contract within a specified time period after signing, require an escrow of funds received from pre-opening sales or the posting of a bond or proof of financial responsibility, and may impose numerous limitations on the terms of membership contracts. In addition, we are subject to numerous other types of federal and state regulations governing the sale of memberships. These laws and regulations are subject to varying interpretations by a number of state and federal enforcement agencies and courts. We maintain internal review procedures in order to comply with these requirements, and believe that our activities are in substantial compliance with all applicable statutes, rules and decisions.

     Under so-called state "cooling-off" statutes, a member has the right to cancel his or her membership for a period of three to 10 days (depending on the applicable state law) and, in such event, is entitled to a refund of any down payment. In addition, our membership contracts provide that a member may cancel his or her membership at any time for medical reasons or upon relocation of a certain distance from the nearest Club. The specific procedures for cancellation in these circumstances vary due to differing state laws. In each instance, the canceling member is entitled to a refund of prepaid amounts only. Furthermore, where permitted by law, a cancellation fee is due to us upon cancellation and we may offset such amount against any refunds owed.

PROPERTIES

     We own The Sports Club/Irvine, The Sports Club/LA (subject to a minority interest held by D. Michael Talla), The Sports Club/Las Vegas and the Spectrum Clubs in Agoura Hills, Thousand Oaks, Canoga Park and Fountain Valley including all underlying real estate. The building and real property at the Spectrum
Club - Santa Ana and the building at the Spectrum Club - Fullerton are leased with a purchase option from Millennium. See "Certain Relationships and Related Transactions." We also own land in Houston, Texas on which we plan to develop a Sports Club. All other structures in which the Clubs are located are leased.

     The following table provides certain information concerning our Clubs:

                                                        YEAR OPENED
                                                         ("O") OR
                                          APPROXIMATE    ACQUIRED       OWN OR LEASE
                  CLUB                    SQUARE FEET      ("A")       EXPIRATION DATE       RENEWAL OPTION
                  ----                    -----------   -----------   -----------------   ---------------------
The Sports Club/LA(1)...................    100,000       1994 A      Own                          N/A
The Sports Club/Irvine..................    130,000       1994 A      Own                          N/A
Reebok Sports Club/NY(2)................    140,000       1995 O      4/17/15             Three 14-year options
The Sports Club/Las Vegas...............    136,000       1997 A      Own                          N/A
Spectrum Club - Manhattan Beach(3)......     65,000       1987 O      2/28/02             Three 5-year options
Spectrum Club - Water Garden............     25,000       1993 O      6/30/08                 5-year option
Spectrum Club - Agoura Hills............     30,000       1994 A      Own                          N/A
Spectrum Club - Howard Hughes Center....     36,000       1994 A      9/14/08              Two 5-year options
Spectrum Club - Valencia................     57,000       1997 O      7/1/12               Two 5-year options
Spectrum Club - Fullerton(4)............    121,000       1997 A      Building 12/31/17    Two 10-year options
                                                                      Land 4/11/35                 N/A
Spectrum Club - Santa Ana(5)............     75,000       1997 A      12/31/17             Two 10-year options
Spectrum Club - Canoga Park.............     85,000       1997 A      Own                          N/A
Spectrum Club - Thousand Oaks(6)........     54,000       1999 O      Own                          N/A
Spectrum Club - Fountain Valley(7)......     42,000       1997 A      Own                          N/A

-------------------------
(1) D. Michael Talla, our Chairman and CEO, has the right to 49.9% of the first $300,000 of annual operating income from the partnership which owns The Sports Club/LA. See "Certain Relationships and Related Transactions."

(2) We are entitled to certain priority distributions from the partnership which owns this Club. After payment of such priority distributions, we are entitled to 60% of all additional profits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(3) We own a 46.1% interest in the Spectrum Club - Manhattan Beach.

(4) We lease the building and land from different parties. We intend to use a portion of the proceeds of the Offering to acquire ownership of the building from Millennium. See "Use of Proceeds."

(5) We have entered into an agreement to sell this Club. This sale is expected to close in the second quarter of 1999. We intend to use the sale proceeds and a portion of the proceeds of the Offering to acquire ownership of Millennium's interest in this Club and in the Spectrum Club - Fullerton.

(6) We expect to enter into a sale-leaseback agreement with respect to this Club, which is expected to close in the second quarter of 1999.

(7) We have leased this Club to another sports and fitness club operator.

     All of the Clubs maintain comprehensive casualty, liability and business interruption insurance and Clubs located in California maintain a blanket $30.0 million earthquake insurance policy. We believe that our insurance coverage is in accordance with industry standards. There are, however, certain types of losses which may be either uninsurable or not economically insurable, and insurance proceeds may not adequately compensate for all economic consequences of any loss. Should a loss occur, we could lose both our invested capital and our anticipated profits from the affected Clubs. Any such event could have a material adverse effect on our operations.

EMPLOYEES

     At January 31, 1999, we had approximately 2,250 employees, most of whom are employed on a part-time basis in Club operating activities such as aerobics, private training and food and beverage services. At January 31, we employed approximately 800 full-time employees, approximately 250 of whom were sales personnel or supervisory personnel involved in Club operations, and approximately 50 of whom were in general and administrative functions. We are not a party to any collective bargaining agreement with our employees. Although we experience high turnover of non-management personnel, we have never experienced any labor shortages nor had any difficulty in obtaining adequate replacements for departing employees. We consider our relations with our employees to be good.

LEGAL PROCEEDINGS

     MKDG/Rhodes SC Partnership and Sports Club, Inc. v. Agricultural Insurance Company (Los Angeles Superior Court). At the time of the Northridge earthquake on January 17, 1994, Agricultural Insurance Company ("Agricultural") provided certain excess earthquake coverage for The Sports Club/LA. Certain of our predecessors (the "SCLA Parties") were named insureds under the policy. The Partners assigned to MKDG/Rhodes SC Partnership ("MKDG") all of their rights to payments under the policy and retained no interest in any amounts paid by Agricultural. A dispute arose under the policy and MKDG filed a complaint against Agricultural, and Agricultural filed a cross-complaint against MKDG and the SCLA Parties, alleging intentional misrepresentation (fraud), negligent misrepresentation, breach of contract, breach of implied covenant of good faith and fair dealing, rescission, money had and received, declaratory judgment and indemnity. Agricultural seeks the return of amounts paid (approximately $3.0 million) plus punitive damages and attorneys fees. A demurrer was sustained without leave to amend as to the claims for fraud and misrepresentation. Agricultural has appealed the decision and the parties are awaiting a decision before further proceedings are held in the trial court. An appraisal hearing found that the loss suffered was less than the policy proceeds but greater than the amount paid by Agricultural to date. Agricultural contends that portions of the appraised loss are not covered by the policy, an issue to be determined by the trial court. We will seek to be indemnified by MKDG for all damages and costs incurred in this action, although no assurance can be made that MKDG will indemnify us.

     OTR v. Spectrum Club Liquidation, Inc. and The Sports Club Company, Inc. (Orange County Superior Court). OTR and Spectrum Club Liquidation, Inc. ("SCLI") entered into a lease with respect to a proposed development site in Anaheim Hills, California, and we guaranteed SCLI's obligations under the lease. SCLI sought to rescind the lease, and OTR brought this action for damages against SCLI for breach of the lease and against us on the guarantee, seeking specific damages in excess of $1.0 million and unspecified general damages. We believe the claim is without merit and have filed a cross-complaint seeking rescission of the lease on the basis of fraud, mistake and negligent misrepresentation.

     Other Matters. We are also involved in various claims and lawsuits incidental to our business, including claims arising from accidents and disputes with landlords. However, in the opinion of management, we are adequately insured against such claims and lawsuits involving personal injuries, and any ultimate liability arising out of any such proceedings will not have a material adverse effect on our financial condition, cash flow or operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following provides certain information regarding our directors and executive officers:

               NAME                 AGE                            POSITION
               ----                 ---                            --------
D. Michael Talla..................  52     Chairman of the Board and Chief Executive Officer
John M. Gibbons...................  50     President, Chief Operating Officer and Director
Nanette Pattee Francini...........  50     Executive Vice President and Director
Timothy M. O'Brien................  47     Chief Financial Officer and Assistant Secretary
Philip J. Swain...................  41     Vice President Operations
Mark S. Spino.....................  44     Vice President Development
Brian J. Collins..................  38     Director
Rex A. Licklider..................  55     Vice Chairman of the Board
Andrew L. Turner..................  52     Director
Dennison T. Veru..................  38     Director

     The following information summarizes the business experience during at least the past five years of each of our directors and executive officers.

     D. Michael Talla began developing sports and fitness clubs in 1977 and has served as our Chief Executive Officer and Chairman of the Board since our inception in 1994. He has been in the sports and fitness industry for more than 20 years and has developed or participated in the development of more than 20 sports and fitness clubs in the United States, including all Clubs developed by The Sports Club Company. Mr. Talla holds a Bachelor of Arts Degree in Business Administration from the University of Arizona.

     John M. Gibbons was hired to serve as our Chief Financial Officer in May 1994 and became Executive Vice President in February 1995 and President and Chief Operating Officer in July 1995. He has been one of our Directors since 1995. From September 1993 until May 1994, Mr. Gibbons was a self-employed financial and business consultant whose clients included us. From February 1990 until September 1993, Mr. Gibbons was employed as a Vice President by Com Systems, Inc., a publicly traded long-distance telecommunications company located in Westlake Village, California, serving as General Manager and Senior Vice President from December 1992 to September 1993, and as Chief Financial Officer from August 1991 through December 1992. He holds a Bachelor of Business Administration from Notre Dame and a Masters of Business Administration from the University of Southern California. Mr. Gibbons is a Certified Public Accountant.

     Nanette Pattee Francini began developing sports and fitness clubs in 1977 and has served as our Executive Vice President and has been principally responsible for overseeing all marketing activities since our inception in 1994. Ms. Pattee Francini has been in the sports and fitness industry for more than 20 years and has developed or participated in the development of more than 20 sports and fitness clubs, including all the Clubs developed by The Sports Club Company. She has been one of our Directors since 1994. Ms. Pattee Francini holds a Bachelor of Arts Degree from the University of Arizona.

     Timothy M. O'Brien was hired as our Chief Financial Officer in February 1995 and since June 1995 has also served as Assistant Secretary. From July 1993 until February 1995, he was employed as Vice President/Controller of WCT Communications, Inc., a publicly traded long-distance telecommunications company. From May 1989 until July 1993, Mr. O'Brien was Controller for Com Systems, Inc., a publicly traded long-distance telecommunications company located in Westlake Village, California. Mr. O'Brien has a Bachelor of Business Administration degree from the University of Wisconsin-Madison and is a Certified Public Accountant.

     Philip J. Swain has served as Vice President Operations since our inception. Mr. Swain has been in the sports and fitness industry for more than 20 years and has developed or participated in the development of more than 15 sports and fitness clubs in the United States, including many of our current Clubs.

     Mark S. Spino has served as our Vice President Development since our inception. Mr. Spino has been in the sports and fitness industry for more than 15 years and has developed or participated in the development of more than 15 sports and fitness clubs in the United States, including many of our current Clubs. Mr. Spino holds a Bachelor of Arts and a Master of Arts degree in physical education from the University of Southern California.

     Brian J. Collins has been one of our Directors since 1997. Since December 1996 Mr. Collins has served as Vice President and Chief Financial Officer of Millennium Partners Management LLC, an affiliate of Millennium Entertainment Partners L.P., which is a real estate developer of mixed use urban entertainment projects. Beginning in June 1997, he has been a principal of Millennium Partners Management LLC. From March 1993 to November 1996, Mr. Collins was Senior Vice President at Carol Management Corp., an owner and operator of real estate and hotel properties. Mr. Collins holds a Bachelor of Arts Degree from Colgate University and a Masters of Science from New York Graduate School of Business. For so long as Millennium maintains at least a 12% interest in our equity securities, we and certain of our stockholders have agreed with Millennium to cause a nominee of Millennium to be appointed or elected to our Board of Directors. Mr. Collins is currently serving as Millennium's nominee pursuant to this agreement. See "Certain Relationships and Related Transactions."

     Rex A. Licklider has been the Vice Chairman of the Board since 1994. Mr. Licklider has been a consultant to us for strategic and financial planning since our inception. He founded Com Systems, Inc., a publicly traded long-distance telecommunications company, and at various times between 1975 and April 1992 served as its Chairman, President and Chief Executive Officer. Mr. Licklider is a founder and director of Pentium Investments, Inc. and a director of Deckers Outdoor Corporation. He also serves on the Board of Directors of The Children's Bureau of Southern California, Los Angeles Youth Programs, Inc. and Marymount High School in Los Angeles, California. Mr. Licklider holds a Bachelor of Arts Degree in Business Administration from the University of Arizona and a Masters in Business Administration from the University of California at Los Angeles.

     Andrew L. Turner has been a Director since 1994. He has also been Chairman of the Board of Directors and Chief Executive Officer of Sun Healthcare Group, Inc., a publicly traded long-term health care services provider, since its formation in 1989. From 1986 to 1989, Mr. Turner served as Chief Operating Officer of Horizon Health Care Corporation, a publicly traded health care services provider. Mr. Turner is also a director of Watson Pharmaceuticals, Inc., a publicly traded pharmaceutical manufacturing company.

     Dennison T. Veru has been a Director since 1996. Since November 1992, he has been President of Awad & Associates, a money management division of Raymond James Financial. From November 1990 to November 1992, Mr. Veru served as Executive Vice President, Investments of Smith Barney, Inc., specializing in small and medium capitalization stocks. Mr. Veru also serves as a director of Lois USA, Inc., a publicly traded company. He is a graduate of Franklin and Marshall College.

     Directors who are not employees of The Sports Club Company receive an annual retainer fee of $12,000, a fee of $1,000 for each Board and committee meeting attended and reimbursement of expenses of attending Board and committee meetings. They also receive an annual award of 1,000 shares of our common stock pursuant to our 1994 Stock Compensation Plan, which has been increased to 2,000 shares for 1999, subject to receipt of stockholder approval of an amendment to the 1994 Stock Compensation Plan.

EXECUTIVE COMPENSATION

     The table below shows, for the last three fiscal years, the amount of compensation earned by the Chief Executive Officer and the next five most highly compensated executive officers (the "Named Executive Officers"). The current salaries of such executive officers are described below under "Employment Agreements."

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                COMPENSATION
                                                                                   SHARES          ALL OTHER
                                                     ANNUAL COMPENSATION         UNDERLYING       COMPENSATION
             NAME & POSITION                YEAR   SALARY($)(a)    BONUS($)   OPTIONS AWARDS(#)      ($)(b)
             ---------------                ----   ------------    --------   -----------------   ------------
D. Michael Talla..........................  1998     $243,000(c)   $45,000          30,000           $3,168
  Chief Executive Officer                   1997      239,250(c)        --              --            3,135
  and Chairman of the Board                 1996      218,000(c)        --              --               --
Nanette Pattee Francini...................  1998      154,800       35,000          30,000              825
  Executive Vice President                  1997      145,100       10,000          15,000               --
  and Director                              1996      124,175           --          15,000               --
John M. Gibbons...........................  1998      264,108(d)    42,000          30,000            2,534
  President, Chief Operating                1997      245,883(d)    25,000              --            2,637
  Officer and Director                      1996      232,800(d)    25,000         225,000            2,256
Mark S. Spino.............................  1998      145,000       35,000          30,000            2,775
  Vice President of                         1997      134,125       10,000          15,000               --
  Development                               1996      116,795           --          15,000               --
Philip J. Swain...........................  1998      155,000       35,000          30,000            2,063
  Vice President of                         1997      146,031       15,000          15,000              908
  Operations                                1996      131,375           --          25,000               --
Timothy M. O'Brien........................  1998      146,300       35,000          30,000            3,168
  Chief Financial Officer                   1997      137,667       10,000          15,000            2,807
  and Assistant Secretary                   1996      122,175        5,000          20,000            1,791

-------------------------
(a) Includes automobile allowance.

(b) Represents value of our common stock contributed for the benefit of the Named Executive Officer, under the 401-K Profit Sharing Plan, based upon the December 31, 1998 closing market price of $3 15/16 per share, on the American Stock Exchange.

(c) Mr. Talla also receives, on an annual basis, 49.9% of the first $300,000 of The Sports Club/LA's net cash flow. This amount is not included in Mr. Talla's compensation. See "Certain Relationships and Related Transactions."

(d) Includes an allowance for living expenses paid to Mr. Gibbons under the terms of his employment agreement.

EMPLOYMENT AGREEMENTS

     In August 1994, we entered into employment agreements with D. Michael Talla, as Chief Executive Officer, and Nanette Pattee Francini, as Executive Vice President, each of which expire on December 31, 2000. Certain terms of Mr. Talla's employment agreement were amended by the Board of Directors as of February 27, 1995. The agreements provide for annual compensation of $200,000 payable to Mr. Talla, and $115,000 payable to Ms. Pattee Francini, subject to upward adjustment at the discretion of the Board of Directors. In 1997, the Compensation Committee of the Board of Directors increased Mr. Talla's annual salary to $225,000 and in 1998 Ms. Pattee Francini's annual salary was increased to $155,000. We may terminate either employment agreement for cause without penalty.

     The employment agreements with Mr. Talla and Ms. Pattee Francini entitle each employee to annual performance bonuses in the discretion of the Board of Directors. The employment agreements also include severance provisions which entitle each executive officer to severance pay if his or her employment is terminated by us without cause; if the employee dies or is disabled; or if the employee terminates the agreement as a result of our material breach of our obligations thereunder (up to six months' pay for

Ms. Pattee Francini and up to twelve months' pay for Mr. Talla). In addition, the employment agreements provide Mr. Talla and Ms. Pattee Francini with additional severance benefits upon termination of employment following the occurrence of any one of the following events (each, a "Change in Control") without the approval of a majority of the Board of Directors: (i) the consolidation or merger of us with any other corporation or other entity; (ii) the sale or other transfer of all or substantially all of our the assets; (iii) the approval by our stockholders of a plan of liquidation or dissolution of us;
(iv) any person becomes the beneficial owner directly or indirectly of 25% or more of our outstanding common stock; or (v) a change occurs in the composition of a majority of our Board of Directors (unless approved by two-thirds of our Board of Directors). If at any time within two years after the occurrence of any one of the foregoing events Mr. Talla's or Ms. Pattee Francini's employment is terminated (other than for cause, incapacity or death), or Mr. Talla or Ms. Pattee Francini elects to terminate his or her employment for "good reason" (as that term is defined in the agreements), he or she is entitled to receive severance compensation equal to the lesser of: (i) the maximum amount which does not constitute a "parachute payment" as defined in Section 28OG of the Internal Revenue Code of 1986, as amended; or (ii) an amount equal to three times the aggregate of (A) his or her base annual salary then in effect, (B) the car allowance, Club memberships and insurance benefits paid for the employee during the one-year period immediately prior to termination, and (C) bonuses accrued but unpaid through the date of termination of employment. Under the agreements, "good reason" includes the relocation of the executive officer's place of employment, the assignment of any duties inconsistent with the employee's position or any other action which diminishes the employee's position, authority or duties, which determination shall be made in good faith by the employee. If the employment of Mr. Talla or Ms. Pattee Francini were terminated within two years following a Change in Control as a result of the occurrence of any of the foregoing events (assuming that neither would be entitled to any performance bonus), the aggregate approximate amounts payable to Mr. Talla and Ms. Pattee Francini would be $757,046 and $486,173, respectively.

     Effective June 1, 1998, we entered into an employment agreement with Mr. Gibbons which will remain in effect until terminated as described below. The agreement provides for an annual base salary of $250,000, subject to annual review and upward adjustment at the discretion of the Board of Directors, and entitles Mr. Gibbons to participate in any management bonus program the Board of Directors may implement from time to time. Additionally, Mr. Gibbons receives $40,000 for living expenses each year, and a car allowance. The Board, in its discretion, may also award him a bonus of up to twenty percent (20%) of his annual gross base salary. Pursuant to the agreement, effective April 15, 1998, the Compensation Committee of the Board of Directors granted Mr. Gibbons an incentive stock option to purchase 30,000 shares of our common stock at an exercise price of $8.00 per share, vesting in three equal installments on April 15 of 1999, 2000 and 2001 or earlier, upon a change of control (as defined in the agreement).

     We may terminate the agreement without cause, if Mr. Gibbons dies or becomes disabled and may also terminate it with "cause," if Mr. Gibbons participates in conduct materially harmful to us, is adjudged guilty of a felony, demonstrates gross inattention to his duties, breaches any fiduciary duty to us or violates any material term of the agreement. Mr. Gibbons may also terminate the agreement without cause at any time. If Mr. Gibbons is terminated by us other than for "cause," he will be entitled to receive one year of severance pay at his base salary in effect on the date of termination.

     We do not have written employment agreements with Messrs. Spino, Swain and O'Brien, who currently receive annual base salaries of $150,000, $160,000 and $150,000, respectively.

EMPLOYEE BENEFIT PLANS

     1994 Stock Incentive Plan. A total of 1,800,000 shares are reserved for issuance upon exercise of options granted under the 1994 Stock Incentive Plan, as currently in effect (the "Plan"). As of February 10, 1999, options to purchase an aggregate of 1,182,498 shares of our common stock were outstanding, at a weighted-average exercise price of $5.01 per share. No stock options may be granted under the Plan after December 31, 2002.

     The Plan authorizes us to grant stock options ("Options"), rights to purchase shares of our common stock ("Purchase Rights") and stock appreciation rights ("SARs"). The Options, Purchase Rights and SARs are collectively referred to as "Rights."

     The Plan is administered by our Compensation Committee (the "Administrator"). The Administrator has sole discretion and authority, consistent with the provisions of the Plan, to select the participants to whom Rights will be granted under the Plan, the number of shares which will be covered by each Right and the form and terms of agreements to be used to represent the Rights. All of our employees, consultants, officers and directors or of any subsidiary or parent corporation, other than the members of the Administrator, are eligible to participate in the Plan.

     Options. The Administrator is empowered to determine the exercise price of Options granted under the Plan, but the exercise price of incentive stock options must be equal to the fair market value of a share of our common stock on the date the option is granted (110% with respect to optionees who own at least 10% of our outstanding common stock) and non-statutory options must have an exercise price equal to at least 85% of the fair market value of a share of our common stock on the date the option is granted. Incentive stock options may only be granted to our employees and directors, or of any subsidiary. No incentive stock options may be granted to any optionee which first become exercisable during any calendar year with respect to shares having an aggregate fair market value, measured at the time of the grant of such options, in excess of $100,000. Options granted under the Plan may, in the discretion of the Administrator, become exercisable in installments, however, upon any merger, acquisition or other reorganization in which we are not the surviving corporation, or upon a change in control of us, all Options will be fully exercisable. All Options which have not previously been exercised or terminated will expire on the tenth anniversary of the date of grant.

     Options terminate on the ninetieth day following the termination of the employment or position of the Option holder with us. If the Option holder dies, becomes disabled or retires during the term of the Option, the Option may be exercised following such date by the Option holder or by the Option holder's estate or by a person who acquired the right to exercise the Option by reason of the death or disability of the Option holder for a period of one year. However, a person who retires from us may exercise an incentive stock option only during the ninety-day period following the date of retirement or termination of employment. An Option will be exercisable following termination of employment or services only to the extent it was exercisable on the date of such termination, but no Option may be exercised after the expiration of its term.

     Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution, and Options may be exercised, during the lifetime of the Option holder, only by the Option holder or by the Option holder's guardian or legal representative.

     Payment of the exercise price may be made in cash, or, at the discretion of the Administrator, in shares of our common stock already owned by the Option holder valued at their fair market value on the date of exercise, or by way of a promissory note from the optionee. The Plan also provides that as a condition of delivery of shares purchased under the Plan, we may require the Option holder to deposit with us an amount sufficient to satisfy any withholding tax requirements relating to the delivery of the shares. Under certain conditions, including the consent of the Administrator, the Option holder may elect to satisfy his or her withholding obligations with a portion of the shares otherwise deliverable by us.

     Purchase Rights. Rights to purchase shares of our common stock to be offered for direct sale under the Plan must be at a purchase price of at least 85% of the fair market value of the shares on the day preceding the date of grant. Purchase Rights are generally exercisable for a period of thirty days following the date of grant. Shares purchased upon exercise of a Purchase Right may be paid for, in the discretion of the Administrator, by cash or cash equivalent, by delivery of a promissory note or by transfer to us of shares of our common stock which had been held by the Purchase Right holder for a period of at least six calendar months preceding the date of surrender and which have a fair market value equal to the purchase price at the time of the transfer. The agreements relating to Purchase Rights may contain such other provisions as the Administrator may from time to time determine to be appropriate, including "vesting" provisions granting to us the right to repurchase the shares subject to a Purchase Right at the initial exercise price upon the termination of the employment or position of the holder of such shares prior to the vesting date or dates provided in the agreement. Generally, the provisions applicable to Options regarding transfer and exercise upon termination, death, disability or retirement will also apply to Purchase Rights. To date, no Purchase Rights have been granted pursuant to the Plan.

     Stock Appreciation Rights. SARs allow their holders to benefit from the appreciation in the value of their shares of our common stock subject to the SARs, without the necessity of the investment of any funds by the holders. Under the Plan, the Administrator may grant SARs in combination with Options or on a stand-alone basis. SARs granted with respect to an Option (the "Related SAR Option") will grant to the holder the right to elect to receive on exercise of the SAR, either in cash or in whole shares of our common stock, an amount equal to the difference between the fair market value of the shares subject to the Related SAR Option and the exercise price per share of the Related SAR Option. SARs granted without reference to a Related SAR Option will grant to the holder the right to elect to receive, either in cash or in whole shares of our common stock, an amount equal to the difference between the fair market value of the shares subject to the SAR on the date the SAR is exercised and on the close of business on the date of grant of the SAR. To date, no SARs have been granted under the Plan.

     SARs granted in tandem with a Related SAR Option are exercisable only to the extent and under the same terms and conditions as the Related SAR Option. If a SAR is exercised, the Related SAR Option will be modified to cancel the number of shares with respect to which the SAR was exercised. Upon the exercise or termination of the Related SAR Option, the SAR granted in connection with the Related SAR Option will terminate to the extent of the number of shares as to which the Related SAR Option was exercised or terminated. SARs granted other than in tandem with a Related SAR Option will contain exercise terms substantially similar to those contained in Options.

     All SARs are exercisable for (i) our common stock (a "Stock Election");
(ii) an amount payable in cash or cash equivalents; or (iii) any combination of the foregoing. (Any exercise which includes a cash element is referred to herein as a "Cash Election".) A Cash Election may only be made by an "officer" or "director" within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended (a "Section 16(b) Person") during the period between the third and twelfth business days following our release for publication of quarterly or annual summary statements of sales and earnings. A Cash Election by a person who is not a Section 16(b) Person and a Stock Election by any person may be made at any time. Notwithstanding the foregoing, the Administrator may, in its discretion, place a limit on the amount payable upon exercise of a SAR agreement granting the SAR. The Plan provides that no SAR or Related SAR Option is exercisable until the expiration of six months following the date of grant of the SAR or Related SAR Option, except when the grantee dies, retires or becomes disabled.

     Generally, the provisions applicable to Options regarding transfer and exercise upon termination, death, disability or retirement will also apply to SARs.

     Stock Compensation Plan. On July 8, 1994, we instituted our 1994 Stock Compensation Plan (the "Stock Compensation Plan") for the purpose of compensating eligible directors by granting them shares of our common stock in lieu of a portion of their annual director's fees. A total of 50,000 shares are reserved for issuance pursuant to the Stock Compensation Plan, 16,000 of which have been issued. The Stock Compensation Plan is administered by the Board of Directors and currently provides that members of the Board of Directors who are neither officers nor employees of us or of any subsidiary shall receive, on November 15 of each year, 1,000 shares of our common stock. Beginning in 1999, the stock grant has been increased to 2,000 shares, subject to stockholder approval of an amendment to the Stock Compensation Plan. Our common stock will be granted only to persons who are directors as of the grant date. Members of the Administrator are eligible to receive shares of our common stock pursuant to the Stock Compensation Plan. The Stock Compensation Plan may be terminated or amended either by the Board of Directors or by the Board of Directors and the stockholders, but not more often than once every six months, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act or the rules thereunder. Unless the Stock Compensation Plan is amended, neither the number nor type of securities to be granted to directors pursuant to the Stock Compensation Plan may be changed.

OPTION GRANTS, EXERCISES AND YEAR-END VALUES

     The following table describes option grants to the Named Executive Officers during the last fiscal year.

                          OPTION GRANTS IN FISCAL 1998

                                               % OF                                   POTENTIAL REALIZABLE
                                               TOTAL                                VALUE AT ASSUMED ANNUAL
                                              OPTIONS                                 RATES OF STOCK PRICE
                               SHARES         GRANTED                               APPRECIATION FOR OPTION
                             UNDERLYING         TO        EXERCISE                          TERM(b)
                               OPTIONS       EMPLOYEES     PRICE      EXPIRATION    ------------------------
           NAME             GRANTED(#)(a)    FOR 1998      ($/SH)        DATE         5%($)         10%($)
           ----             -------------    ---------    --------    ----------    ----------    ----------
D. Michael Talla..........     30,000          8.77%       $8.25      4/27/2003      $155,651      $394,451
Nanette Pattee Francini...     30,000          8.77%       $8.00      4/14/2008      $150,935      $382,498
John M. Gibbons...........     30,000          8.77%       $8.00      4/14/2008      $150,935      $382,498
Mark S. Spino.............     30,000          8.77%       $8.00      4/14/2008      $150,935      $382,498
Phillip J. Swain..........     30,000          8.77%       $8.00      4/14/2008      $150,935      $382,498
Timothy M. O'Brien........     30,000          8.77%       $8.00      4/14/2008      $150,935      $382,498

-------------------------
(a) All grants are incentive stock options granted under the terms of our 1994 Stock Incentive Plan, at an exercise price equal to or greater than 100% of the fair market value of our common stock on the date of grant. Except for the options granted to Mr. Talla, which expire five years from the date of the grant, options generally expire ten years from the date of grant, and vest in 33 1/3% increments on the first three anniversaries of the grant.

(b) The dollar amounts listed below are the result of calculations at the 5% and 10% annual rates of stock appreciation prescribed by the SEC and are not intended to forecast possible future appreciation, if any, of our common stock. If our common stock does not appreciate, the Named Executive Officers will receive no benefit from the options.

UNEXERCISED STOCK OPTIONS AND FISCAL YEAR-END OPTION VALUES

     None of the Named Executive Officers exercised stock options during the last fiscal year. The following table provides information with respect to unexercised stock options outstanding as of December 31, 1998.

                         FISCAL YEAR-END OPTION VALUES

                                              NUMBER OF SHARES UNDERLYING          VALUE OF IN-THE-MONEY
                                             UNEXERCISED OPTIONS AT FISCAL     UNEXERCISED OPTIONS AT FISCAL
                                                      YEAR-END(a)                       YEAR-END(b)
                                             ------------------------------    ------------------------------
                                             EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
                   NAME                          (#)              (#)              ($)              ($)
                   ----                      ------------    --------------    ------------    --------------
D. Michael Talla...........................          0           30,000          $      0         $     0
Nanette Pattee Francini....................     15,000           45,000            12,500           6,250
John M. Gibbons............................    225,000           30,000           210,937               0
Mark S. Spino..............................     15,000           45,000            12,500           6,250
Philip J. Swain............................     21,667           48,333            20,834          10,416
Timothy M. O'Brien.........................     43,334           46,666            16,459           8,228

-------------------------
(a) All options were granted under our 1994 Stock Incentive Plan.

(b) The in-the-money options had exercise prices of less than the $3 15/16 closing price of our common stock on the American Stock Exchange on December 31, 1998. The calculations of value assume exercise of the options on December 31, 1998 at the price of $3 15/16 per share.

SHARES BENEFICIALLY OWNED BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following table shows the shares of our common stock beneficially owned as of April 9, 1999 by our directors and executive officers. It also shows other individuals or entities that beneficially owned more than 5% of the 18,697,532 outstanding shares of our common stock.

                             PRINCIPAL STOCKHOLDERS

                                                                                            TOTAL AND PERCENT OF
                                             SHARES           OPTIONS        SHARES HELD     STOCK OUTSTANDING
            NAME AND ADDRESS                  OWNED         EXERCISABLE         UNDER      ----------------------
         OF BENEFICIAL OWNER(a)            DIRECTLY(b)   WITHIN 60 DAYS(c)   401-K PLAN      NUMBER      PERCENT
         ----------------------            -----------   -----------------   -----------   -----------   --------
D. Michael Talla.........................   4,424,198          10,000           1,144        5,199,119(d)    27.81%(d)
Nanette Pattee Francini..................     256,107          35,000             210        5,199,119(d)    27.81%(d)
Mark S. Spino............................     227,969          35,000             705        5,199,119(d)    27.81%(d)
Philip J. Swain..........................     163,164          45,000             622        5,199,119(d)    27.81%(d)
John M. Gibbons..........................      48,500         235,000           1,712          285,212       1.53%
Timothy O'Brien..........................       2,600          63,334             865           66,799          *
The Licklider Living Trust
  Dated May 2, 1986......................   1,305,662              --              --        1,305,662       6.98%
Andrew L. Turner.........................      75,000              --              --           75,000          *
Dennison T. Veru.........................      23,000              --              --           23,000          *
Brian J. Collins.........................      33,001              --              --           33,001          *
All Directors and Executive Officers as a
  Group (10 persons).....................   6,559,201         423,334           5,258        6,987,793      37.37%
Millennium(e)............................   4,620,963              --              --        4,620,963      24.71%
Baron Capital Group, Inc.(f).............   1,650,000              --              --        1,650,000       8.82%

-------------------------
 *  Less than 1%

(a) The address of all directors and executive officers is c/o The Sports Club Company, Inc. at 11100 Santa Monica Blvd., Suite 300, Los Angeles, California 90025.

(b) Includes shares for which the named person is considered the owner because:
   1. the named person has sole voting and investment power,
   2. the spouse has voting and investment power, or
   3. the shares are held by other members of the immediate family.

(c) Includes shares that can be acquired through stock option exercises through May 9, 1999.

(d) Named persons share voting power pursuant to a voting agreement that requires each party to vote his or her shares in the manner determined by a majority of all holders. The agreement is effective until October 20, 2004 or until terminated by persons holding 66 2/3% of the shares of our common stock subject to the agreement. The parties to the voting agreement in effect each control the voting of all shares held by the parties to the agreement and under SEC rules are deemed beneficial owners of the shares subject to the agreement. The total number of shares of our common stock held by the parties without giving effect to beneficial ownership resulting from the voting agreement is:

                                                                   SHARES       TOTAL SHARES
                                                                    HELD         HELD (SEE
                            NAMED PERSON                          DIRECTLY      ABOVE TABLE)
                            ------------                          ---------    --------------
    D. Michael Talla:

    Individually................................................  4,264,961

    Spouse......................................................     30,953

    Trusts for two minor children...............................    139,428
                                                                  ---------
            Total..........................................................      4,435,342

    Nanette Pattee Francini................................................        291,317

    Mark S. Spino..........................................................        263,674

    Philip J. Swain........................................................        208,786
                                                                                 ---------
            All Parties to Voting Agreement................................      5,199,119
                                                                                 =========

(e) The Millennium shares are held by the following affiliates:

   1. Millennium Partners LLC owns 2,253,863 shares
   2. Millennium Development Partners L.P. owns 970,400 shares
   3. MDP Ventures I LLC owns 80,600 shares
   4. MDP Ventures II LLC owns 691,100 shares
   5. Millennium Entertainment Partners L.P. owns 625,000 shares

   The address of all such entities is c/o Millennium Partners Management LLC, 1995 Broadway, New York, New York, 10023.

(f) The "Number of Shares Beneficially Owned" is based on information contained in a report on Schedule 13G filed by Baron Capital Group, Inc. (and affiliates) with the SEC on June 4, 1998. Baron Capital Group, Inc. is a registered investment advisor located at 767 Fifth Avenue, New York, NY 10153.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our Certificate of Incorporation includes provisions that limit the liability of our directors. As permitted by applicable provisions of the Delaware General Corporation Law (the "Delaware Law"), directors will not be liable to us for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. These limitations do not affect liability for any breach of a director's duty to us or our stockholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to our best interests or the best interests of our stockholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to us or our stockholders, or that show a reckless disregard for duty to us or our stockholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to us or our stockholders, or (iii) based on transactions between us and our directors or another corporation with interrelated directors or on improper distributions, loans or guarantees under applicable sections of Delaware Law. This limitation of directors' liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission.

     Our Bylaws authorize us to indemnify our directors and officers to the full extent permitted by Delaware Law, including circumstances in which indemnification is otherwise discretionary under Delaware Law, and we have entered into indemnification agreements (the "Indemnification Agreements") with our directors and officers providing such indemnity. The Indemnification Agreements will constitute binding agreements between us and each of the other parties thereto, and thus will prevent us from modifying our indemnification policy in a way that is adverse to any person who is a party to an Indemnification Agreement.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     From time to time we have entered into transactions with our officers, directors and stockholders. We believe that each of the following transactions has been on terms no less favorable to us than could have been obtained from unaffiliated third parties. All transactions between us and any of our directors or officers are subject to the approval of the disinterested directors.

     Messrs. Talla and Licklider. We have a 50.1% interest in the partnership that owns The Sports Club/LA and Mr. Talla beneficially owns the remaining 49.9%. The partnership agreement provides that, on an annual basis, the partners will share in the first $300,000 of the Club's net cash flow in proportion to our percentage interests. The next $35.0 million of net cash flow will be distributed to us. All distributions of net cash flow thereafter, if any, will be made to the partners in proportion to their percentage interests. Under certain circumstances, we have an option to purchase Mr. Talla's interest in the partnership for an amount equal to four times the amount of his most recent annual distribution from the partnership.

     Effective August 1996, Mr. Licklider entered into a consulting agreement with us pursuant to which Mr. Licklider received $10,000 per month, plus reimbursement for reasonable and necessary expenses. Effective with the commencement of the consulting agreement, Mr. Licklider resigned from the audit and compensation committees of the Board of Directors. Under the terms of the agreement, Mr. Licklider provided a minimum of 60 hours of service per month outside the normal scope of his duties as a director and advised us with respect to strategic and financial matters. By mutual consent, the agreement was not renewed upon its expiration on July 31, 1998.

     In April 1997, RM Sports Club, Inc., a company owned by Messrs. Talla and Licklider, entered into an agreement to purchase the Vertical Club in New York and in connection therewith made a $1.0 million non-refundable deposit. In April 1998, RM Sports Club, Inc. transferred its rights under the purchase agreement to us for a purchase price equal to $1.0 million.

     In January 1998, Messrs. Talla and Licklider purchased a 7,000 square foot parcel of land adjacent to property owned and used by The Sports Club/LA. In February 1999, we acquired the property from them for $637,422, such price being equal to the purchase price paid by Messrs. Talla and Licklider, minus rental income received by them, plus an interest credit on their investment at an annual rate of 6.56%. The acquired property is currently leased to a non-affiliated third party.

     In January 1999, we entered into a non-binding letter of intent with Equity Advisory Group, pursuant to which we agreed to sell the property we own in Thousand Oaks, California for a purchase price of $12.0 million. Under the terms of the letter agreement, the sum of $10.0 million would be received at the close of the sale and the remaining $2.0 million would be paid upon the fulfillment of certain conditions by us. We would leaseback the property from Equity Advisory Group under a long-term lease with an initial annual base rent of $1.1 million, until such time as we receive the final $2.0 million of the purchase price, at which time the annual rent will increase to $1.3 million. The Thousand Oaks property consists of the Spectrum Club - Thousand Oaks, unimproved office space and a parking area. It is anticipated that Mr. Licklider will beneficially own approximately a 10% interest in Equity Advisory Group and trusts for the benefit of Mr. Talla's minor children will beneficially own approximately a 12% interest in Equity Advisory Group.

     Millennium. Millennium is a partner in the Reebok-Sports Club/NY partnership as well as the landlord of the building in which Reebok Sports Club/NY is located. Reebok-Sports Club/NY partnership pays rent to Millennium in the amount of $2.0 million per year, and the partnership agreement provides for a first priority annual distribution of $3.0 million to Millennium.

     In June 1997, we issued to Millennium 2,105,263 shares of our common stock in exchange for $10.0 million, consisting of $5.0 million in cash and certain interests of Millennium in the Reebok-Sports Club/NY partnership, including a 9.9% interest in the partnership and a $2.5 million promissory note issued by the partnership. We also granted to Millennium certain registration and preemptive rights regarding its shares. In addition, for so long as Millennium maintains at least a 12% interest in our equity securities, we and certain of our stockholders have agreed to cause a nominee of Millennium to be appointed or elected to the Board of Directors. Pursuant to this agreement Brian J. Collins, an officer of Millennium, is currently serving as a member of our Board of Directors.

     In December 1997, we sold 625,000 shares of common stock to Millennium for $5.0 million, which we used to fund the cash portion of the acquisition of four Spectrum Clubs. In addition, Millennium acquired properties underlying two of the Clubs for $10.0 million and is leasing these properties to us under a financing lease agreement. The lease has a term of twenty years, and provides for an annual rent of $1.0 million for the first ten years and $1.2 million per year thereafter. At any time during the first three years of the lease we may purchase the leased property for a price (currently estimated to be approximately $10.2 million at December 31, 1998) equal to $10.0 million and all costs incurred by Millennium in connection with the acquisition of such property, plus a 12% compound return on its total investment. Millennium has the right to require us to acquire its interest in the property at such price if (1) we receive private debt financing in excess of $95.0 million, (2) we receive public equity financing in excess of $20.0 million, (3) a default (as defined in the lease) occurs or (4) a major casualty occurs with respect to either property. We intend to purchase these properties with the proceeds of the offering of the Old Notes.

     In June 1998, we acquired land from an unaffiliated third party in Houston, Texas, for approximately $3.1 million, on which we intend to build a Sports Club. Millennium agreed that, if we could not obtain satisfactory financing for this development, Millennium would acquire the land and negotiate with us to develop a Sports Club on the site. We were able to acquire the land without assistance from Millennium, and this Agreement has expired.

     We have entered into leases with Millennium relating to Sports Clubs to be developed in San Francisco and Washington, D.C. and we are negotiating the terms of a lease for a Sports Club in Boston. The leases for the San Francisco and Washington, D.C. developments provide for base rental payments of $3.0 million per year, for a term of 20 years, and for three 14 year renewal options. In addition, once we have received an amount equal to a management fee of 6% of all revenues, an amount equal to our investment in the Club plus an 11% annual return on our investment and an additional distribution sufficient to reduce our average base rental payment for each Club to $2.75 million per year, Millennium is entitled to receive 20% of all additional cash flows from such Club as additional rent. The lease for the Boston development is expected to contain similar terms, except that the base rental payment is expected to be $2.75 million per year. We expect each of the Clubs to be approximately 100,000 square feet.

                       DESCRIPTION OF THE CREDIT FACILITY

     Concurrently with the offering of the Old Notes, we amended and restated our existing credit facility with Comerica Bank-California. The description below is a summary of the principal terms of our credit facility and is subject to, and qualified in its entirety by reference to, the definitive credit facility, which we will provide upon request.

     Our credit facility provides for the issuance by the lender of revolving loans and letters of credit aggregating $20.0 million. $4.0 million in letters of credit is outstanding under our credit facility and an additional $8.0 million is available thereunder. The balance of the commitment will become available following the satisfaction of certain conditions relating to certain of the collateral. Our credit facility has a scheduled maturity date of May 31, 2001 and does not require a reduction in the outstanding principle balance prior to such date. Advances under our credit facility bear interest at a variable rate not expected to exceed LIBOR plus 2 1/2% or the agent's prime rate.

     Borrowings under our credit facility are secured by a first priority lien on substantially all of the real and personal property assets of The Sports Club/Irvine, The Sports Club/Las Vegas, the Spectrum Club - Canoga Park and the Spectrum Club - Agoura Hills, and we have pledged to the lender the outstanding capital stock of our subsidiaries which own these Clubs.

     Our credit facility contains covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay or amend the terms of outstanding indebtedness, pay dividends, create liens on assets, make investments, make acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict our operations. In addition, our credit facility requires us to comply with certain financial ratios and maintenance tests.

                     DESCRIPTION OF INTERCREDITOR AGREEMENT

     Concurrently with the offering of the Old Notes, we entered into an Intercreditor and Subordination Agreement (the "Intercreditor Agreement") with the trustee under the Indenture (the "Trustee") and the Agent (as defined in our credit facility). The description below is a summary of the principal terms of the Intercreditor Agreement and is subject to, and qualified in its entirety by reference to, the definitive Intercreditor Agreement, which we will provide upon request.

     The Intercreditor Agreement, among other things, provides that the liens of the Trustee on the Shared Assets (as defined in the Intercreditor Agreement) are subordinated to the liens securing up to $20.0 million principal amount of indebtedness outstanding under our credit facility and related interest, fees, costs and expenses. Subject to certain exceptions, following delivery to the Trustee of a Notice of a Default or an Event of Default (as defined in our credit facility), the Intercreditor Agreement prohibits all payments or distributions of Shared Assets or the proceeds thereof to or for the benefit of the Trustee or holders of the Notes on account of the obligations under the Indenture. In addition, certain payments made to the Trustee or holders of the Notes in violation of the terms of the Intercreditor Agreement may have to be repaid to, or held in trust for the benefit of, the Agent for application to payment in full of the obligations under our credit facility. The Intercreditor Agreement also provides that, subject to certain exceptions, the Agent will be assigned and entitled to vote all claims of the Trustee and the holders of the Notes in any Reorganization (as defined in the Intercreditor Agreement) and certain other proceedings involving the Designated Guarantors (See "Description of Notes -- Certain Definitions").

     The Intercreditor Agreement provides that our credit facility may be amended without the consent of the Trustee or the holders of the Notes; provided, that such amendment may not permit the incurrence of indebtedness in an aggregate principal amount in excess of $20.0 million. In addition, if we replace our credit facility and incur additional indebtedness pursuant to clause
(a) of the covenant described under the caption "Description of Notes -- Certain Covenants -- Limitation on Incurrence of Indebtedness," the Trustee will be permitted to enter into an intercreditor agreement substantially in the form of the Intercreditor Agreement.

                              DESCRIPTION OF NOTES

GENERAL

     The Notes will be issued pursuant to an indenture (the "Indenture") among the Company, each of the Subsidiary Guarantors and U.S. Bank Trust National Association, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

     The terms of the New Notes are substantially identical in all material respects to the terms of the Old Notes, except that, (i) the New Notes will not be subject to the restrictions on transfer (other than with respect to the Holders that are broker-dealers, persons who participated in the distribution of the Old Notes or affiliates) and (ii) the Registration Rights Agreement covenants regarding registration and Liquidated Damages (other than those that have accrued and were not paid, if any) with respect to Registration Defaults will have been deemed satisfied. The Notes are subject to all such terms, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof.

     The following summary of certain provisions of the Indenture, the Security Agreements (defined below), and the Disbursement Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture, the Security Agreements, the Disbursement Agreement and the Registration Rights Agreement, including the definitions therein of certain terms used below. Copies of the forms of Indenture, the Security Agreements, the Disbursement Agreement and the Registration Rights Agreement are available from the Company upon request. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." For purposes of this summary, the term "Company" refers to The Sports Club Company, Inc. and not to any of its Subsidiaries.

     The Notes will be senior secured obligations of the Company and will rank senior in right of payment to all existing and future subordinated Indebtedness of the Company and pari passu in right of payment with all existing and future senior Indebtedness of the Company.

     The Indenture allows the Company to designate certain Subsidiaries as Unrestricted Subsidiaries.

     The Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

PRINCIPAL, MATURITY AND INTEREST

     The Indenture does not limit the aggregate principal amount of Notes that may be issued thereunder and provides that subject to the covenant in the Indenture described under "-- Certain Covenants -- Limitation on Incurrence of Indebtedness," additional Notes may be issued thereunder from time to time, without the consent of the Holders of previously issued Notes, in an aggregate principal amount to be determined from time to time by the Company; provided, that additional Notes may not be issued with original issue discount as determined under sec.1273 of the Internal Revenue Code 1986, as amended. The Notes will mature on March 15, 2006. Interest on the Notes will be payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 1999, to Holders of record on the immediately preceding March 1 and September 1, respectively. The Notes will bear interest at 11 3/8% per annum from the date of original issue. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will be payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders. Until otherwise designated by the Company, the Company's office or agency will be the office of the Trustee maintained for such purpose. If a payment date is a Legal Holiday, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

REDEMPTION

     At the Option of the Company. Except as set forth below, the Notes are not redeemable at the Company's option prior to March 15, 2003. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable date of redemption, if redeemed during the 12-month period beginning on March 15 of the years indicated below:

                       YEAR                         PERCENTAGE
                       ----                         ----------
2003..............................................   105.688%
2004..............................................   102.844%
2005 and thereafter...............................   100.000%

     Notwithstanding the foregoing, at any time or from time to time prior to March 15, 2002, the Company may redeem up to 35% of the aggregate principal amount of the Notes at a redemption price of 111.375% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, through the applicable date of redemption, with the net cash proceeds of one or more Public Equity Offerings; provided, that (i) such redemption shall occur within 60 days of the date of closing of such Public Equity Offering and (ii) at least 65% of the aggregate principal amount of Notes issued on or after the Issue Date remains outstanding immediately after giving effect to each such redemption.

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee deems to be fair and appropriate; provided, that Notes of $1,000 or less may not be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at such Holder's registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption.

     Mandatory. The Notes will not be entitled to any mandatory redemption or sinking fund.

SUBSIDIARY GUARANTORS

     The repayment of the Notes will be unconditionally and irrevocably guaranteed, jointly and severally, by all current and future Wholly Owned Subsidiaries. The Indenture provides that so long as any Notes remain outstanding, any future Wholly Owned Subsidiary of the Company shall enter into a Subsidiary Guaranty.

     If all of the Capital Stock of any Subsidiary Guarantor is sold by the Company or any of its Subsidiaries to a Person (other than the Company or any of its Subsidiaries) and the Net Proceeds from such Asset Sale are used in accordance with the terms of the covenant described under "-- Limitation on Asset Sales," then such Subsidiary Guarantor shall be released and discharged from all of its Obligations under its Subsidiary Guaranty and the Indenture.

     The Obligations of each Subsidiary Guarantor under its Subsidiary Guaranty is limited to the maximum amount that will, after giving effect to all other contingent and fixed liabilities of such

Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of the Company or any other Subsidiary Guarantor in respect of the Obligations of the Company under the Indenture or the Notes or of such other Subsidiary Guarantor under its Subsidiary Guaranty or the Senior Credit Agreement Obligations (as defined in the Intercreditor Agreement) of such Subsidiary Guarantor, result in the Obligations of such Subsidiary Guarantor under its Subsidiary Guaranty or the Credit Facility not constituting a fraudulent conveyance or fraudulent transfer under federal or state law or render a Subsidiary Guarantor insolvent.

SECURITY

     The Company and the Subsidiary Guarantors have pledged as collateral ("Collateral") to the Trustee for the benefit of the Trustee and the Holders as security for the Company's Obligations with respect to the Notes (i) certain real assets (and related fixtures and equipment) of the Company and the Subsidiary Guarantors, (ii) the ownership interests of the Company and the Subsidiary Guarantors in certain of the Subsidiaries and (iii) cash in the Disbursement Account. The Collateral does not include equipment that is the subject of Capital Lease Obligations.

     The security interest in the Collateral (other than the Shared Collateral) is a first priority security interest, subject to certain exceptions. The security interest in favor of the Trustee and the Holders was created in the Collateral pursuant to certain mortgages and security agreements in favor of the Trustee (collectively, the "Security Agreements"). The Trustee's security interest in certain of the Collateral is subordinated to a lien securing Indebtedness outstanding pursuant to clause (a) of the covenant described under the caption "-- Limitation on Incurrence of Indebtedness." In connection with incurring any such Indebtedness, the Trustee is permitted to enter into an Intercreditor Agreement substantially in the form of the Intercreditor Agreement entered into by the Trustee, the agent under the Credit Facility, the Company and the Designated Guarantors on the Issue Date. See "Description of Intercreditor Agreement."

     The proceeds of any sale of the Collateral following an Event of Default may not be sufficient to satisfy payments due on the Notes. In addition, the ability of the Holders to realize upon the Collateral may be limited pursuant to applicable laws, including bankruptcy or securities laws.

     If an Event of Default occurs and is continuing, the Trustee, on behalf of the Holders, in addition to any rights or remedies available to it under the Indenture and the Security Agreements, may take such action as it deems advisable to protect and enforce its rights in the Collateral, including the institution of sale or foreclosure proceedings. The proceeds received by the Trustee from any such sale or foreclosure will be applied by the Trustee first to pay the expenses of such sale or foreclosure and fees and other amounts then payable to the Trustee under the Indenture, and thereafter to pay amounts due and payable with respect to the Notes.

     Certain Bankruptcy Limitations. The right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company prior to the Trustee having repossessed and disposed of the Collateral. Under the Bankruptcy Code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such collateral to the extent provided by the Security Agreements and by applicable nonbankruptcy law) even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the

Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection." Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the Notes, the Holders would hold secured claims to the extent of the value of the Collateral to which the Holders are entitled, and would hold unsecured claims with respect to such shortfall. Applicable Federal bankruptcy laws do not permit the payment and/or accrual of post-petition interest, costs and attorneys' fees during a debtor's bankruptcy case unless the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, in the event that the Company becomes the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be fraudulent conveyances and preferences.

Disbursement Agreement

     Approximately $54.4 million of the net proceeds of the offering of the Old Notes was deposited in the Disbursement Account and, subject to the terms of the Disbursement Agreement, will be used to pay the development costs of two Sports Clubs in New York City and Sports Clubs in Washington, D.C. and Boston. If the Company does not develop either of the Washington, D.C. or Boston Clubs, amounts allocated to such Club in the Disbursement Account may be used to acquire or develop other Clubs. Until such funds are released in accordance with the terms of the Disbursement Agreement they will constitute a portion of the Collateral.

REPURCHASE UPON CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, the Company will be required to offer to repurchase all of the Notes then outstanding (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (the "Change of Control Payment"). Within 20 days following any Change of Control, the Company must mail or cause to be mailed a notice to each Holder stating, among other things: (i) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 45 days from the date such notice is mailed (the "Change of Control Payment Date"); (ii) that any Holder electing to have Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the paying agent with respect to the Notes (the "Paying Agent") at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; and (iii) that the Holder will be entitled to withdraw such election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing its election to have such Notes purchased.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment the Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and not withdrawn, and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted, together with an Officers' Certificate stating that the Notes or portions thereof tendered to the Company are accepted for payment. The Paying Agent will promptly mail to each Holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee will authenticate and mail to each Holder (or cause to be transferred by book entry) a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note will be in the principal amount of $1,000 or an integral multiple thereof. The Company will announce the result of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

     There can be no assurance that sufficient funds will be available at the time of any Change of Control Offer to make required repurchases.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The term "all or substantially all" as used in the definition of Change in Control has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders elect to exercise their rights under the Indenture and the Company elects to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders from successfully asserting that a Change of Control has occurred.

CERTAIN COVENANTS

     Limitation on Restricted Payments. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (i) declare or pay any dividend or make any distribution on account of any Equity Interests of the Company or any of its Subsidiaries (other than (A) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or (B) amounts payable to the Company or any Restricted Subsidiary);

          (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interest of the Company, any Subsidiary or any other Affiliate of the Company (other than (x) any such Equity Interest owned by the Company or any Subsidiary Guarantor or (y) the purchase of partnership interests in the Partnership Entities outstanding on the Issue Date in compliance with the covenant described under "-- Limitation on Transactions with Affiliates");

          (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Subsidiary Guarantor that is expressly subordinated in right of payment to the Notes or such Subsidiary Guarantor's Subsidiary Guaranty thereof, as the case may be, prior to any scheduled principal payment, sinking fund payment or other payment at the stated maturity thereof; or

          (iv) make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

          (a) no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof,

          (b) immediately after giving effect to such Restricted Payment on a pro forma basis, the Company could incur at least $1.00 of additional Indebtedness under the Interest Coverage Ratio test set forth in the covenant described under "-- Limitation on Incurrence of Indebtedness," and

          (c) such Restricted Payment (the value of any such payment, if other than cash, being determined in good faith by the Board of Directors of the Company and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee), together with the aggregate of all other Restricted Payments made after the Issue Date (including Restricted Payments permitted by clauses (i) and (ii) of the next following paragraph and excluding Restricted Payments permitted by the other clauses therein), is less than the sum of:

             (1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, 100% of such deficit), plus

             (2) 100% of the aggregate net cash proceeds (and of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from the issuance or sale, other than to a Subsidiary, of Equity Interests of the Company (other than Disqualified Stock) after the Issue Date and on or prior to the time of such Restricted Payment, plus

             (3) 100% of the aggregate net cash proceeds received from the issuance or sale, other than to a Subsidiary, of any convertible or exchangeable debt security of the Company that has been converted or exchanged into Equity Interests of the Company (other than Disqualified Stock) pursuant to the terms thereof after the Issue Date and on or prior to the time of such Restricted Payment (including any additional net proceeds received by the Company upon such conversion or exchange).

     The foregoing provisions will not prohibit:

          (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would not have been prohibited by the provisions of the Indenture;

          (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary) of, other Equity Interests of the Company (other than Disqualified Stock);

          (iii) the repurchase, retirement or other acquisition for value of common stock of the Company held by any future, present or former employee of the Company or any Restricted Subsidiary or the estate, heirs or legatees of, or any entity controlled by, any such employee, pursuant to
     (A) any bona fide management equity plan or stock option plan, (B) any other management or employee benefit plan or (C) agreement in connection with the termination of such person's employment for any reason (including by reason of death or disability); provided, that the aggregate amount of Restricted Payments made under this clause (iii) does not exceed $500,000 in any calendar year;

          (iv) the redemption, repurchase or payoff of any Indebtedness of the Company or a Restricted Subsidiary with proceeds of any Refinancing Indebtedness permitted to be incurred pursuant to the provision described under "-- Limitation on Incurrence of Indebtedness";

          (v) distributions to the partners of the Partnership Entities, in each case in accordance with their respective interests pursuant to the terms of the respective Partnership Agreements;

          (vi) the repurchase by HFA Services, Inc. of up to 15,000 shares of its common stock subject to options (or the underlying options) outstanding on the Issue Date, pursuant to that certain Shareholder Agreement dated July 1, 1997, or any amendment, modification or supplement thereto; provided, that such amendment, modification or supplement does not decrease the exercise price of such options or increase the amount payable in respect of such repurchase; and

          (vii) Restricted Investments in an aggregate amount not to exceed (1) $5.0 million less (2) any Restricted Payments made on or after March 1, 1999 and on or prior to the Issue Date; provided, that (A) no Default or Event of Default shall have occurred and be continuing at the time, or shall occur as a consequence thereof and (B) if any Person in which such Restricted Investment is made, pays or makes any dividend or distribution to the Person that made such Restricted Investment, the aggregate amount of such dividends and distributions not exceeding the original cost of such Restricted Investment will replenish the amount of Restricted Investments permitted to be made pursuant to this clause (vii).

     Not later than the date of making any Restricted Payment, the Company will deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon the Company's latest available financial statements.

     Limitation on Incurrence of Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (i) create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable with respect to, contingently or otherwise (collectively, "incur"), any Indebtedness (including, without limitation, Acquired Debt) or
(ii) issue any Disqualified Stock; provided, that the Company may incur Indebtedness (including, without limitation, Acquired Debt) and issue shares of Disqualified Stock (and a Restricted Subsidiary may incur Acquired Debt) if (w) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such incurrence or issuance, (x) the Rent Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been not less than 1.0x, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period, (y) the Interest Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least equal to the ratio set forth below opposite the period in which such incurrence or issuance occurs, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period:

                       PERIOD ENDING                          RATIO
                       -------------                          -----
December 31, 2000...........................................  2.00x
December 31, 2002...........................................  2.25x
Thereafter..................................................  2.50x

and (z) in the case of Indebtedness (other than Purchase Money Obligations, Capital Lease Obligations or Acquired Debt), the Weighted Average Life to Maturity and final stated maturity of such Indebtedness is equal to or greater than the Weighted Average Life to Maturity and final stated maturity of the Notes.

     Notwithstanding the foregoing, the foregoing limitations will not prohibit the incurrence of:

          (a) Indebtedness of the Company and its Restricted Subsidiaries (including, without limitation, Indebtedness outstanding under the Credit Facility and Indebtedness of the Partnership Entities);

     provided, that the aggregate principal amount of Indebtedness incurred pursuant to this clause (a) on any date, together with the principal amount of all other Indebtedness incurred pursuant to this clause (a) and outstanding on such date, shall not exceed $20.0 million less the aggregate amount of commitment reductions contemplated by clause (iii) under the caption "-- Limitation on Asset Sales";

          (b) Equipment Financing, in an aggregate amount not to exceed $10.0 million at any time outstanding;

          (c) performance bonds, appeal bonds, surety bonds, insurance obligations or bonds and other similar bonds or obligations (including Obligations under letters of credit) incurred in the ordinary course of business;

          (d) Hedging Obligations incurred to fix the interest rate on any variable rate Indebtedness otherwise permitted by the Indenture; provided that the notional principal amount of each such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates;

          (e) so long as no Default exists, intercompany receivables between the Company and any Restricted Subsidiary incurred in connection with cash management activities in the ordinary course of business, consistent with past practices; provided, that each such receivable owed by the Company shall be eliminated by an intercompany dividend or distribution within 45 days after the end of the fiscal quarter in which it was incurred except to the extent such dividend or distribution is prohibited by applicable law;

          (f) Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than Equipment Financing), including the Notes outstanding on the Issue Date and the Subsidiary Guaranties thereof, and Subsidiary Guaranties incurred after the Issue Date; or

          (g) Indebtedness of the Company or any Restricted Subsidiary issued in exchange for, or the proceeds of which are contemporaneously used to extend, refinance, renew, replace, or refund (collectively, "Refinance"), Indebtedness of such Person incurred pursuant to the Interest Coverage Ratio test set forth in the immediately preceding paragraph, clause (f) above or this clause (g) (the "Refinancing Indebtedness"); provided, that
     (i) the principal amount of such Refinancing Indebtedness does not exceed the principal amount of Indebtedness so Refinanced (including any required premiums and out-of-pocket expenses reasonably incurred in connection therewith), (ii) the Refinancing Indebtedness has a final scheduled maturity that equals or exceeds the final stated maturity, and a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity, of the Indebtedness being Refinanced and (iii) the Refinancing Indebtedness ranks, in right of payment, no more favorable to the Notes than the Indebtedness being Refinanced.

     Limitation on Asset Sales. The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless:

          (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale not less than the fair market value of the assets subject to such Asset Sale;

          (ii) at least 80% of the consideration for such Asset Sale is in the form of cash or Cash Equivalents or liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Subsidiary Guaranty) that are assumed by the transferee of such assets (provided, that following such Asset Sale there is no further recourse to the Company or its Restricted Subsidiaries with respect to such liabilities); and

          (iii) within 360 days of such Asset Sale, the Net Proceeds thereof are
     (A) applied to repay Indebtedness under the Credit Facility (and permanently reduce, in an amount equal to the full amount of such payment, amounts available to be borrowed thereunder), (B) invested in assets related to the business of the Company or its Restricted Subsidiaries, (C) applied to repay Purchase Money Obligations (or Refinancing Indebtedness incurred to Refinance such Purchase Money Obligations) secured by the asset sold, or (D) to the extent not used as provided in clauses (A), (B) or (C), applied to make an offer to purchase Notes as described below (an "Excess Proceeds Offer"); provided, that the Company will not be required to make an Excess Proceeds Offer until the amount of Excess Proceeds is greater than $10.0 million.

     The foregoing provisions in (i) or (ii) above shall not apply to an Event of Loss. Notwithstanding clause (iii) above, within 30 days of an Asset Sale of The Sports Club/LA or the Upper East Side Club, the Company will use the Net Proceeds thereof to make an Excess Proceeds Offer.

     Pending the final application of any Net Proceeds, the Company may temporarily reduce Indebtedness under the Credit Facility or temporarily invest such Net Proceeds in Investments described under clauses (a) or (b) of the definition of Permitted Investments.

     Net Proceeds not invested or applied as set forth in the preceding clauses
(A), (B) and (C) constitute "Excess Proceeds." If the Company elects, or becomes obligated to make an Excess Proceeds Offer, the Company will offer to purchase Notes having an aggregate principal amount equal to the Excess Proceeds (the "Purchase Amount"), at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date. The Company must commence such Excess Proceeds Offer not later than 30 days after the expiration of the 360 day period following the Asset Sale that produced such Excess Proceeds. If the aggregate purchase price for the Notes tendered pursuant to the Excess Proceeds Offer is less than the Excess Proceeds, the Company and its Restricted Subsidiaries may use the portion of the Excess Proceeds remaining after payment of such purchase price for general corporate purposes.

     The Indenture provides that each Excess Proceeds Offer will remain open for a period of 20 Business Days and no longer, unless a longer period is required by law (the "Excess Proceeds Offer Period"). Promptly after the termination of the Excess Proceeds Offer Period (the "Excess Proceeds Payment Date"), the Company will purchase and mail or deliver payment for the Purchase Amount for the Notes or portions thereof tendered, pro rata or by such other method as may be required by law, or, if less than the Purchase Amount has been tendered, all Notes tendered pursuant to the Excess Proceeds Offer. The principal amount of Notes to be purchased pursuant to an Excess Proceeds Offer may be reduced by the principal amount of Notes acquired by the Company through purchase or redemption (other than pursuant to a Change of Control Offer) subsequent to the date of the Asset Sale and surrendered to the Trustee for cancellation.

     Any Excess Proceeds Offer will be conducted in compliance with applicable regulations under the federal securities laws, including Exchange Act Rule 14e-1. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create or suffer to exist or become effective any restriction that would impair the ability of the Company to make an Excess Proceeds Offer upon an Asset Sale or, if such Excess Proceeds Offer is made, to pay for the Notes tendered for purchase.

     The foregoing provisions will not apply to a transaction consummated in compliance with the provisions of the Indenture described under "Merger, Consolidation or Sale of Assets" below.

     Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset (including, without limitation, all real, tangible or intangible property) of the Company or any Restricted Subsidiary, whether now owned or hereafter acquired, or on any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens.

     Limitation on Sale-Leaseback Transactions. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale-Leaseback Transaction (other than the Thousand Oaks Transaction), unless:
(a) immediately prior to such transaction the Company could have incurred Indebtedness under the Interest Coverage Ratio test set forth in the covenant described under "-- Limitation on Incurrence of Indebtedness" in an amount equal to the Attributable Indebtedness in respect of such transaction and (b) the gross cash proceeds received by the Company or a Restricted Subsidiary, as the case may be, from such sale equals or exceeds the fair market value of the property sold in such transaction.

     Limitation on Restrictions on Subsidiary Dividends. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (a) on such Restricted Subsidiary's Capital Stock or (b) with respect to any other interest or participation in, or measured by, such Restricted Subsidiary's profits, or

          (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries, or

          (iii) make loans or advances to the Company or any of its Restricted Subsidiaries, or

          (iv) transfer any of its assets to the Company or any of its Restricted Subsidiaries,

except, with respect to clauses (i) through (iv) above, for such encumbrances or restrictions existing under or by reason of:

          (1) the Credit Facility, as in effect on the Issue Date, or any amendments, modifications, supplements, refinancings or replacements thereof containing dividend or other payment restrictions that are not more restrictive than those contained in the documents governing the Credit Facility, as in effect on the Issue Date;

          (2) the Indenture, the Security Agreements, the Disbursement Agreement and the Notes;

          (3) applicable law;

          (4) Acquired Debt; provided, that such encumbrances and restrictions are not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

          (5) customary non-assignment, subletting and net worth provisions of any contract or lease entered into in the ordinary course of business;

          (6) customary restrictions on the transfer of assets subject to a Permitted Lien imposed by the holder of such Lien;

          (7) Indebtedness incurred by the Partnership Entities pursuant to clause (a) under the caption "Limitation on Incurrence of Indebtedness"; provided, that such restrictions are ordinary and customary with respect to the type of Indebtedness being incurred and are not applicable to any Person other than the Partnership Entity incurring such Indebtedness;

          (8) the agreements governing permitted Refinancing Indebtedness, provided, that such restrictions contained in any agreement governing such Refinancing Indebtedness are no more restrictive than those contained in any agreements governing the Indebtedness being refinanced; and

          (9) an agreement for the sale or disposition of assets or the Capital Stock of such Restricted Subsidiary; provided, that such restriction or encumbrance is (x) only applicable to such Restricted Subsidiary or assets, as applicable, and (y) effective only for a period from the execution and delivery of such agreement through a termination date not later than 270 days after such execution and delivery.

     Merger, Consolidation or Sale of Assets. The Company may not consolidate or merge with or into (regardless of whether the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) in one or more related transactions to, any other Person, unless:

          (i) the Company is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia;

          (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the Obligations of the Company, pursuant to a supplemental indenture and in a form reasonably satisfactory to the Trustee, under the Notes, the Indenture and the Registration Rights Agreement;

          (iii) immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default exists or would occur; and

          (iv) the Company, or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, (A) has Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will be permitted, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, to incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in the covenant described under "-- Limitation on Incurrence of Indebtedness."

     In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraph in which the Company is not the surviving Person, such surviving Person or transferee shall succeed to, and be substituted for, and may exercise every right and power of, the Company under, and the Company shall be discharged from its Obligations under, the Indenture, the Notes and the Registration Rights Agreement.

     Limitation on Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guaranty with, or for the benefit of, any Affiliate (other than the Company or a Wholly Owned Subsidiary of the Company) (each of the foregoing, an "Affiliate Transaction"), except for:

          (a) Affiliate Transactions that, together with all related Affiliate Transactions, have an aggregate value of not more than $2.0 million; provided, that (i) such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by the Company or such Restricted Subsidiary on an arm's-length basis from a Person that is not an Affiliate of the

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

     Company or such Restricted Subsidiary and (ii) prior to entering into such transaction the Company shall have delivered to the Trustee an Officers' Certificate certifying to such effect;

          (b) Affiliate Transactions that, together with all related Affiliate Transactions, have an aggregate value of not more than $5.0 million; provided, that (i) a majority of the disinterested members of the Board of Directors of the Company determine that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by the Company or such Restricted Subsidiary on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary; and (ii) prior to entering into such transaction the Company shall have delivered to the Trustee an Officers' Certificate certifying to such effect; and

          (c) Affiliate Transactions for which the Company delivers to the Trustee an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view issued by an investment banking firm of national standing, or in the case of the sale or lease of real property, an appraisal from an MAI certified appraiser employed by a real estate appraisal firm of national standing.

     Notwithstanding the foregoing, the following will be deemed not to be Affiliate Transactions:

          (a) employment agreements, arrangements and plans (including stock plans) entered into by the Company or any Restricted Subsidiary (and the granting of awards and customary benefits thereunder) in each case in the ordinary course of business with the approval of the disinterested members of the Board of Directors of the Company or, if none, unanimously by such Board of Directors;

          (b) Restricted Payments permitted by the provisions of the Indenture described above under "-- Limitations on Restricted Payments;"

          (c) reasonable and customary fees and compensation paid to and indemnity provided on behalf of, directors of the Company;

          (d) the performance by the Company or its Restricted Subsidiaries of any of their obligations under the Partnership Agreements as in effect on the Issue Date;

          (e) the performance of services by a Wholly-Owned Subsidiary of the Company in the ordinary course of business, consistent with past practice (and the receipt of payment therefor) pursuant to the management agreements governing the management of the Manhattan Beach Spectrum Club and the Reebok Sports Club/NY, each as in effect on the Issue Date, or as thereafter amended, modified or supplemented; provided that, the amendment, modification or supplement thereto does not result in terms any less favorable to the Wholly-Owned Subsidiary managing such Club than the terms in existence immediately prior to such amendment, modification or supplement;

          (f) the Thousand Oaks Transaction;

          (g) the performance by the Company or its Restricted Subsidiaries of their obligations under the following agreements with Millennium or Affiliates of Millennium: (1) that certain Agreement of Lease, dated June 3, 1992, governing the lease of the Reebok Sports Club/NY; (2) leases entered into with Millennium with respect to the San Francisco Club, the Boston Club and the Washington, D.C. Club, provided, that such leases are no less favorable to the Company and the Restricted Subsidiaries than those described under the caption "Certain Relationships and Related
     Transactions -- Millennium"; and (3) that certain Agreement of Lease, dated December 31, 1997 (the "Fullerton/Santa Ana Lease Agreement"), governing the lease of the property on which the Fullerton Club is located (the "Fullerton Land") and the lease of the property on which the Santa Ana Club is located (the "Santa Ana Land"), in the case of clauses (1) and (3) as in effect on the Issue Date or as thereafter amended, modified or supplemented; provided, that no such amendment, modification or supplement, directly or indirectly, shall result in terms any less favorable to the Company or its Restricted Subsidiaries than the terms in existence immediately prior to such amendment, modification or supplement;

          (h) the purchase by the Company of the Santa Ana Land and of Millennium's leasehold interest in the Fullerton Land pursuant to the Fullerton/Santa Ana Lease Agreement; and

          (i) the performance by the Company of its obligations under the registration and pre-emptive rights granted to Millennium pursuant to (1) that certain letter agreement dated March 13, 1997, as amended in writing June 10, 1997, and as corrected by letter agreement dated April 28, 1998; and (2) that certain letter agreement dated December 29, 1997.

     Restriction on Sale and Issuance of Subsidiary Stock. The Company will not, and will not permit any Restricted Subsidiary to issue or sell, any Equity Interests of any Restricted Subsidiary to any Person other than the Company or a Wholly Owned Subsidiary of the Company; provided, that the Company and its Restricted Subsidiaries may sell all (but not less than all) of the Capital Stock of a Restricted Subsidiary owned by the Company and its Restricted Subsidiaries if the Net Proceeds from such Asset Sale are used in accordance with the terms of the covenant described under "-- Limitation on Asset Sales."

     Rule 144A Information Requirement. The Company will furnish to the Holders or beneficial holders of Notes, upon their request, and to prospective purchasers thereof designated by such Holders or beneficial holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act for so long as is required for an offer or sale of the Notes to qualify for an exemption under Rule 144A.

     Subsidiary Guarantors. The Company will cause each Person which becomes a Wholly Owned Subsidiary of the Company in the future to (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such Wholly Owned Subsidiary shall unconditionally guarantee all of the Company's Obligations under the Notes and the Indenture on the terms set forth in the Indenture and (ii) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Wholly Owned Subsidiary and constitutes a legal, valid, binding and enforceable obligation, of such Wholly Owned Subsidiary, in each case subject to customary qualifications. Thereafter, such Wholly Owned Subsidiary shall be a Subsidiary Guarantor for all purposes of the Indenture.

     Additional Collateral. The Company will, and will cause each of the Subsidiary Guarantors to, grant to the Trustee a security interest in all Collateral which (except with respect to Shared Collateral) will be a first priority interest, whether owned on the Issue Date or thereafter acquired, and to execute and deliver all documents and to take all action necessary or desirable to perfect and protect such a security interest in favor of the Trustee.

     Limitation on Lines of Business. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which, in the reasonable good faith judgment of the Board of Directors of the Company, is a Related Business. The Company will not permit the Designated Guarantors to own any material assets other than (i) the Shared Collateral and
(ii) equipment encumbered by Liens contemplated by clause (viii) of the definition of Permitted Liens.

     Reports. Regardless of whether required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Trustee and Holders, within 15 days after the Company is or would have been required to file such with the SEC:

          (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of

     Operations" and, with respect to the annual information only, a report thereon by the Company's independent certified public accountants and

          (ii) all information that would be required to be contained in a filing with the SEC on Form 8-K if the Company were required to file such reports. From and after the time the Company files a registration statement with the SEC with respect to the Notes, the Company will file such information with the SEC so long as the SEC will accept such filings.

EVENTS OF DEFAULT AND REMEDIES

     Each of the following will constitute an Event of Default under the
Indenture:

          (i) default for 30 days in the payment when due of interest on the Notes;

          (ii) default in payment of principal (or premium, if any) on the Notes when due at maturity, redemption, by acceleration or otherwise;

          (iii) default in the performance or breach of the covenants in the Indenture described under "--Repurchase Upon Change of Control,"
     "-- Certain Covenants -- Limitation on Asset Sales," "-- Limitation on Sale-Leaseback Transactions," or "-- Merger, Consolidation or Sale of Assets;"

          (iv) failure by the Company or any Subsidiary Guarantor for 30 days after notice to comply with certain other agreements in the Indenture or the Notes;

          (v) default under (after giving effect to any applicable grace periods or any extension of any maturity date) any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary), whether such Indebtedness or guaranty now exists or is created after the Issue Date, if (A) either (1) such default results from the failure to pay principal of or interest on such Indebtedness when the same becomes due or (2) as a result of such default the maturity of such Indebtedness has been accelerated, and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which such a payment default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated, exceeds $5.0 million in the aggregate;

          (vi) failure by the Company or any Subsidiary to pay final judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $5.0 million, which judgments are not discharged, bonded or stayed within 60 days after their entry;

          (vii) any event of default under the Security Agreements or the Disbursement Agreement; and

          (viii) certain events of bankruptcy or insolvency with respect to the Company or any of the Subsidiary Guarantors.

     Subject to the terms of the Intercreditor Agreement, if any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare by written notice to the Company and the Trustee all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Trustee, may on behalf of the Holders of all of the Notes (i) waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of

Default in the payment of interest on, or the principal of, the Notes or a Default or an Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected, and/or (ii) rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

     The Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor, as such, will have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, the Indenture or the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release will be part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of the obligations of the Company and the Subsidiary Guarantors discharged with respect to the outstanding Notes and the Subsidiary Guarantees ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture.

     In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain material covenants that are described herein ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance,

          (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

          (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States of America reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States of America reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

          (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (vi) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

          (vii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating, subject to certain factual assumptions and bankruptcy and insolvency exceptions, that all conditions precedent provided for in the Indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note (i) during a Change of Control Offer or Excess Proceeds Offer if such Note is tendered pursuant to such Change of Control Offer or Excess Proceeds Offer and not withdrawn or (ii) selected for redemption. The Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the two succeeding paragraphs, the Indenture and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes) and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

          (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

          (ii) reduce the principal of, or the premium (including, without limitation, redemption premium) on, or change the fixed maturity of any Note or alter the provisions with respect to the payment with respect to redemption of the Notes or alter the price at which repurchases of the Notes may be made pursuant to an Excess Proceeds Offer or Change of Control Offer;

          (iii) reduce the rate of or change the time for payment of interest on any Note;

          (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes;

          (v) make any Note payable in money other than that stated in the Notes;

          (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults with respect to, or the rights of Holders to receive, payments of principal of or interest on the Notes;

          (vii) waive a redemption payment with respect to any Note;

          (viii) adversely affect the contractual ranking of the Notes or Subsidiary Guaranties; or

          (ix) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of the Holders, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or the Subsidiary Guarantors' obligations to Holders in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the Indenture or the Notes, to release any Subsidiary Guaranty permitted to be released under the terms of the Indenture, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

     In addition, the Intercreditor Agreement prohibits certain amendments to the Indenture unless the Trustee has received a notice from the Agent of its consent thereto.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, that, if the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue, or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means Indebtedness of a Person existing at the time such Person is merged with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary, other than Indebtedness incurred in connection with, or in contemplation of, such Person merging with or into the Company or a Restricted Subsidiary or becoming a Restricted Subsidiary; provided, that Indebtedness of such acquired Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such acquired Person merges with or into or becomes a Restricted Subsidiary shall not be Acquired Debt.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, will mean
(a) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise or (b) beneficial ownership of 10% or more of the voting power of the Voting Stock of such Person. Notwithstanding the foregoing, (i) neither the Initial Purchasers nor any of their Affiliates will be deemed to be Affiliates of the Company and (ii) a Person beneficially owning 10% or more of the voting power of the Voting Stock of the Company on any date will not be deemed to control the Company on such date solely by reason of clause (b) above if (A) the common stock of the Company is then registered pursuant to Section 12(b) or 12(g) of the Exchange Act, (B) such Person is not, and has not been, required to file a statement on Schedule 13D with respect to its interest in the Company, and (C) such Person is not then an Affiliate of Millennium Entertainment Partners L.P. or D. Michael Talla.

     "Asset Sale" means any (i) direct or indirect sale, assignment, transfer, lease, conveyance, or other disposition (including, without limitation, by way of merger or consolidation) (collectively, a "transfer"), other than in the ordinary course of business, of any assets of the Company or any Restricted Subsidiary; (ii) direct or indirect issuance or sale of any Capital Stock of any Restricted Subsidiary, in each case to any Person (other than the Company or a Restricted Subsidiary); or (iii) Event of Loss. For purposes of this definition,
(a) any series of transactions that are part of a common plan shall be deemed a single Asset Sale and (b) the term "Asset Sale" shall not include (1) any series of transactions that have a fair market value (or result in gross proceeds of less than $2.0 million) or (2) any disposition of all or substantially all of the assets of the Company that is governed under and complies with the terms of the covenant described under "-- Certain Covenants -- Merger, Consolidation or Sale of Assets."

     "Attributable Indebtedness" means, with respect to a Sale-Leaseback Transaction, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale-Leaseback Transaction (including any period for which such lease has been extended).

     "beneficial owner" has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

     "Business Day" means any day other than a Legal Holiday.

     "Capital Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP, and the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Capital Stock" means, (i) with respect to any Person that is a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, and (ii) with respect to any other Person, any and all partnership or other equity interests of such Person.

     "Cash Equivalent" means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500.0 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition; and (iii) investments in money market funds substantially all of whose assets comprise securities of the type described in clauses (i) and (ii) above.

     "Change of Control" means

          (i) any merger or consolidation of the Company with or into any Person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power in the aggregate of the Voting Stock of the transferee(s) or surviving entity or entities,

          (ii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power in the aggregate of the Voting Stock of the Company; provided, that Voting Stock of the Company owned by Millennium Entertainment Partners L.P. and D. Michael Talla shall not be aggregated together for purposes of calculating the voting power of any such group so long as (a) at least 25% of the Capital Stock of the Company is beneficially owned by Persons who are not Affiliates of any of the Company or any member of such group, and (b) a class of Voting Stock of the Company is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, or

          (iii) the Company adopts a plan of liquidation.

     "Consolidated EBITDA" means, with respect to any Person (the referent Person) for any period (without duplication),

          (a) consolidated income (loss) from operations of such Person and its subsidiaries for such period, determined in accordance with GAAP, plus

          (b) to the extent such amounts are deducted in calculating such income
     (loss) from operations of such Person for such period, (i) amortization, depreciation, other non-cash charges (including, without limitation, amortization of goodwill, deferred financing fees and other intangibles but excluding (x) non-cash charges incurred after the Issue Date that require an accrual of or a reserve for cash charges for any future period and (y) normally recurring accruals such as reserves against accounts receivables), and (ii) Pre-Opening Expenses, plus

          (c) the equity interest in net income of unconsolidated subsidiaries of the referent Person, but only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Subsidiary of the referent Person, minus

          (d) all expense attributable to minority interest;

     provided, that (i) the income from operations of any Person that is not a Restricted Subsidiary will be included, but only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Subsidiary of the referent Person, (ii) the income from operations of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, and
     (iii) the income from operations of any Restricted Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Restricted Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organization documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its owners.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the consolidated interest expense of such Person and its subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, noncash interest payment, and the interest component of Capital Lease Obligations), to the extent such expense was deducted in computing Consolidated Net Income of such Person for such period.

     "Consolidated Net Income" means, with respect to any Person (the referent Person) for any period, the aggregate of the Net Income of such Person and its subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that (i) the Net Income of any Person relating to any portion of such period that such Person (a) is not a Restricted Subsidiary or
(b) is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Subsidiary of the referent Person during such portion of such period, (ii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, and (iii) the Net Income of any Restricted Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Restricted Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organization documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its owners.

     "Consolidated Net Worth" means, with respect to any Person, the total stockholders' equity of such Person determined on a consolidated basis in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), (i) the amount of any such stockholders' equity attributable to Disqualified Capital Stock or treasury stock of such Person and its consolidated subsidiaries, (ii) all upward revaluations and other write-ups in the book value of any asset of such Person or a consolidated subsidiary of such Person subsequent to the Issue Date, and (iii) all Investments in subsidiaries of such Person that are not consolidated subsidiaries and in Persons that are not subsidiaries of such Person.

     "Consolidated Rent Expense" means, with respect to any Person for any period, the consolidated rent expense of such Person and its subsidiaries for such period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income of such Person for such period.

     "Credit Facility" means the Fourth Amended and Restated Loan Agreement, dated as of the Issue Date, by and among the Company and various of its subsidiaries and Comerica Bank-California, as amended, modified or supplemented from time to time or any refinancing or replacement thereof.

     "Default" means any event that is, or after notice or the passage of time or both would be, an Event of Default.

     "Designated Guarantors" means any Subsidiary Guarantor that, at or prior to the time of determination, shall have been designated by the Board of Directors of the Company as a Designated Guarantor; provided, that (i) such Subsidiary does not hold any Indebtedness (other than intercompany receivables pursuant to clause (e) under the caption "-- Limitation on Incurrence of Indebtedness") or Capital Stock of, or any Lien on any assets of, the Company or any other Restricted Subsidiary, (ii) no Default or Event of Default would be in existence following such designation and (iii) the only assets owned by such Designated Guarantor on the date of such designation are assets reasonably related to the operation of The Sports Club/Las Vegas, The Sports Club/Irvine, or the Agoura Hills or Canoga Park Spectrum Clubs. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions. On the Issue Date, the Designated Guarantors shall be Irvine Sports Club, Inc., Green Valley Spectrum Club, Inc. and Agoura Canoga Spectrum Club, Inc.

     "Disqualified Stock" means any Equity Interest that (i) either by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) is or upon the happening of an event would be required to be redeemed or repurchased prior to the final stated maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final stated maturity, or (ii) is convertible into or exchangeable at the option of the issuer thereof or any other Person for debt securities.

     "Equipment Financing" means Purchase Money Obligations (or Refinancing Indebtedness incurred to Refinance such Purchase Money Obligations) or Capital Lease Obligations incurred to finance the acquisition or lease of fixtures or equipment.

     "Equity Interests" means Capital Stock or warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Event of Loss" means, with respect to any property or asset, any (i) loss, destruction or damage of such property or asset or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

     "gaap" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, and in the rules and regulations of the Commission, as in effect from time to time.

     "GAAP" means gaap as in effect on the Issue Date.

     "guaranty" or "guarantee," used as a noun, means any guaranty (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other Obligation. "guarantee," used as a verb, has a correlative meaning.

     "Hedging Obligations" means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Holder" means the Person in whose name a Note is registered in the register of the Notes.

     "Indebtedness" of any Person means (without duplication):

          (i) all liabilities and obligations, contingent or otherwise, of such Person (A) in respect of borrowed money (regardless of whether the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (B) evidenced by bonds, debentures, notes or other similar instruments, (C) representing the deferred purchase price of property or services (other than deferred membership revenues and trade payables on customary terms incurred in the ordinary course of business),
     (D) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (E) as lessee under capitalized leases, (F) under bankers' acceptance and letter of credit facilities, (G) to purchase, redeem, retire, defease or otherwise acquire for value any Disqualified Stock, or (H) in respect of Hedging Obligations;

          (ii) all Indebtedness of others that is guaranteed by such Person; and

          (iii) all Indebtedness of others that is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, provided, that the amount of such Indebtedness shall (to the extent such Person has not assumed or become liable for the payment of such Indebtedness) be the lesser of (x) the fair market value of such property at the time of determination and (y) the amount of such Indebtedness.

     The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the foregoing, Indebtedness shall not include Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within three business days of the incurrence thereof. The principal amount outstanding of any Indebtedness issued with original issue discount is the accreted value of such Indebtedness.

     "Interest Coverage Ratio" means, for any period, the ratio of (i) Consolidated EBITDA of the Company for such period, to (ii) Consolidated Interest Expense of the Company for such period. In calculating the Interest Coverage Ratio for any period, pro forma effect shall be given to the incurrence, assumption, guarantee, repayment, repurchase, redemption or retirement by the Company or any of its Subsidiaries of any Indebtedness subsequent to the commencement of the period for which the Interest Coverage Ratio is being calculated, as if the same had occurred at the beginning of the applicable period. For purposes of making the computation referred to above, acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including all mergers and consolidations, subsequent to the commencement of such period shall be calculated on a pro forma basis, assuming that all such acquisitions, mergers and consolidations had occurred on the first day of such period. Without limiting the foregoing, the financial information of the Company with respect to any portion of such period that falls before the Issue Date shall be adjusted to give pro forma effect to the issuance of the Notes and the application of the proceeds therefrom as if they had occurred at the beginning of such period.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans, guaranties, advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP (excluding (i) commission, travel and similar advances to officers and employees of such Person made in the ordinary course of business, (ii) advances made under customary indemnification agreements entered into in the ordinary course of business and (iii) bona fide accounts receivable arising from the sale of goods or services in the ordinary course of business consistent with past practice).

     "Issue Date" means the date upon which the Notes are first issued.

     "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

     "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, regardless of whether filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person for such period, determined in accordance with GAAP, excluding (i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with any Asset Sales and dispositions pursuant to Sale-Leaseback Transactions, (ii) any extraordinary gain or loss, together with any related provision for taxes on such gain or loss and (iii) any Pre-Opening Expense (after giving effect to any related tax benefit on such Pre-Opening Expenses).

     "Net Proceeds" means the aggregate proceeds received in the form of cash or Cash Equivalents in respect of any Asset Sale (including payments in respect of deferred payment obligations when received), net of

          (i) the reasonable and customary direct out-of-pocket costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), other than any such costs payable to an Affiliate of the Company;

          (ii) taxes actually payable directly as a result of such Asset Sale (after taking into account any available tax credits or deductions (to the extent reasonably allocable thereto) and any tax sharing arrangements);

          (iii) amounts required to be applied to the permanent repayment of Indebtedness in connection with such Asset Sale;

          (iv) appropriate amounts provided as a reserve by the Company or any Restricted Subsidiary, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or such Restricted Subsidiary, as the case may be, after such Asset Sale (including, without limitation, as applicable, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations arising from such Asset Sale); and

          (v) if such Person is a Partnership Entity, any distribution of the portion of the Net Proceeds payable to any Person other than the Company or a Restricted Subsidiary pursuant to the Partnership Agreements.

     "Obligation" means any principal, premium, interest, penalty, fee, indemnification, reimbursement, damage and other obligation and liability payable under the documentation governing any liability.

     "Partnership Agreement" means the partnership agreements of the Partnership Entities as in effect on the Issue Date or as thereafter amended, modified or supplemented; provided that such amendment, modification or supplement does not result, directly or indirectly, (i) in a partner (other than the Company or a Wholly Owned Subsidiary) being entitled to receive distributions or any other economic benefit in an amount greater than the distributions and economic benefit to which such partner was entitled immediately prior to such amendment, modification or supplement or (ii) in the Company or any Restricted Subsidiary being entitled to receive distributions or any other economic benefit in an amount lesser than the distributions to which the Company or such Restricted Subsidiary was entitled immediately prior to such amendment, modification, or supplement.

     "Partnership Entity" means each of Sports Connection - ES/MB,
Reebok - Sports Club/NY, El Segundo TDC Ltd. and LA/Irvine Sports Club, Ltd. ("LASC"), in each case so long as it is a Restricted Subsidiary.

     "Permitted Investments" means:

          (a) (i) Investments in the Company or in any Subsidiary Guarantor other than a Designated Guarantor; (ii) Investments of cash in any Designated Guarantor that is concurrently used by such Designated Guarantor in the operation of the Shared Collateral in the ordinary course of its business; and (iii) intercompany receivables permitted pursuant to clause
     (e) under the caption "-- Limitation on Incurrence of Indebtedness";

          (b) Investments in Cash Equivalents;

          (c) Investments in a Person, if, as a result of such Investment, such Person (i) becomes a Wholly Owned Subsidiary, or (ii) is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary;

          (d) purchases of partnership interests in the Partnership Entities outstanding on the Issue Date that comply with the covenant described under the caption "-- Limitation on Transactions with Affiliates";

          (e) Hedging Obligations;

          (f) Investments received as consideration in connection with an Asset Sale made in compliance with the covenant described under the caption "Certain Covenants -- Limitation on Asset Sales";

          (g) Investments existing on the Issue Date (including up to $6.8 million in contributions to Designated Guarantors to satisfy existing Indebtedness of such Designated Guarantors, as described under the caption "Use of Proceeds");

          (h) Investments paid for solely with Capital Stock (other than Disqualified Stock) of the Company; and

          (i) credit extensions to members in the ordinary course of business.

     "Permitted Liens" means:

          (i) Liens arising by reason of any judgment, decree or order of any court for an amount and for a period not resulting in an Event of Default with respect thereto, so long as such Lien is being contested in good faith and is adequately bonded, and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally adversely terminated or the period within which such proceedings may be initiated shall not have expired;

          (ii) security for the performance of bids, tenders, trade, contracts (other than contracts for the payment of money) or leases, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, consistent with industry practice;

          (iii) Liens (other than Liens arising under ERISA) for taxes, assessments or other governmental charges not yet due or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company in accordance with gaap;

          (iv) Liens of carriers, warehousemen, mechanics, landlords, material men, repairmen or other like Liens arising by operation of law in the ordinary course of business consistent with industry practices (other than Liens arising under ERISA) and Liens on deposits made to obtain the release of such Liens if (a) the underlying obligations are not overdue for a period of more than 30 days or (b) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with gaap;

          (v) easements, rights of way, zoning and similar restrictions and other similar encumbrances or title defects incurred in the ordinary course of business, consistent with industry practices that, in the aggregate, are not substantial in amount, and that do not in any case materially detract from the value of the property subject thereto (as such property is used by the Company or a Subsidiary) or interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries; provided, that such Liens are not incurred in connection with any borrowing of money or any commitment to loan any money or to extend any credit;

          (vi) pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation;

          (vii) Liens that secure Acquired Debt, provided, that such Liens do not extend to or cover any property or assets other than those of the Person being acquired and were not put in place in anticipation of such acquisition;

          (viii) Liens that secure Purchase Money Obligations (or Refinancing Indebtedness incurred to Refinance such Purchase Money Obligations) or Capital Lease Obligations permitted to be incurred under the Indenture, provided, that such Liens do not extend to or cover any property or assets other than those being acquired;

          (ix) Liens securing Obligations under the Indenture, the Notes, the Security Agreements or the Disbursement Agreement;

          (x) Liens on the Shared Collateral securing Indebtedness incurred pursuant to clause (a) under the caption "-- Limitation on Incurrence of Indebtedness"; and

          (xi) Liens securing Indebtedness of the Partnership Entities incurred pursuant to clause (a) under the caption "-- Limitation on Incurrence of Indebtedness."

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

     "Pre-Opening Expenses" means all costs of start-up activities, including organization costs and Club openings that are required to be expensed (and are not capitalized) in accordance with SOP 98-5.

     "Public Equity Offering" means a bona fide underwritten public offering of Qualified Capital Stock of the Company, pursuant to a registration statement filed with and declared effective by the Commission in accordance with the Securities Act.

     "Purchase Money Obligations" means Indebtedness representing, or incurred to finance, the cost (i) of acquiring any assets and (ii) of construction or build-out of facilities (including Purchase Money Obligations of any other Person at the time such other Person is merged with or into or is otherwise acquired by the Company); provided, that (x) the principal amount of such Indebtedness does not exceed 80% of such cost, including construction charges,
(y) any Lien securing such Indebtedness does not extend to or cover any other asset or property other than the asset or property being so acquired and (z) such Indebtedness is incurred, and any Liens with respect thereto are granted, within 180 days of the acquisition of such property or asset.

     "Qualified Capital Stock" means, with respect to any Person, Capital Stock of such Person other than Disqualified Stock.

     "Related Business" means the businesses conducted (or proposed to be conducted) by the Company and its Restricted Subsidiaries as of the Issue Date and any and all businesses that in the good faith judgment of the Board of Directors of the Company are materially related businesses.

     "Rent Coverage Ratio" means, for any period, the ratio of (a) the sum of
(i) Consolidated EBITDA of the Company for such period and (ii) Consolidated Rent Expense of the Company for such period, to (b) the sum of (i) Consolidated Interest Expense of the Company for such period and (ii) Consolidated Rent Expense of the Company for such period. In calculating the Rent Coverage Ratio for any period, pro forma effect shall be given to the incurrence, assumption, guarantee, repayment, repurchase, redemption or retirement of any Indebtedness and the entry into or termination of any lease, in each case by the Company or any of its Subsidiaries subsequent to the commencement of the period for which the Rent Coverage Ratio is being calculated, as if the same had occurred at the beginning of the applicable period. For purposes of making the computation referred to above, acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including all mergers and consolidations, subsequent to the commencement of such period shall be calculated on a pro forma basis, assuming that all such acquisitions, mergers and consolidations had occurred on the first day of such period. Without limiting the foregoing, the financial information of the Company with respect to any portion of such period that falls before the Issue Date shall be adjusted to give pro forma effect to the issuance of the Notes and the application of the proceeds therefrom as if they had occurred at the beginning of such period.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" means a Subsidiary other than an Unrestricted Subsidiary.

     "Sale-Leaseback Transaction" means any arrangement providing for the transfer by the Company or any Subsidiary of any property to any Person, which property has been or is to be leased back by the Company or any Subsidiary from such Person or any subsequent transferee of such property.

     "Shared Collateral" means (a) any assets now existing or hereafter acquired in the ordinary course of business (whether real or personal) that are owned by a Designated Guarantor and are reasonably related to the operation of The Sports Club/Las Vegas, The Sports Club/Irvine, or the Agoura Hills or the Canoga Park Spectrum Clubs, and (b) all of the Capital Stock of, or any other interest in, any Designated Guarantor; in each case only if such property, Capital Stock or other interest (i) is Collateral and (ii) also secures the Obligations of the Company and the Designated Guarantor under the Credit Facility.

     "subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity (including a limited liability company) of which more than 50% of the total voting power of shares of Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (ii) any partnership in which such Person or any of its subsidiaries is a general partner.

     "Subsidiary" means any subsidiary of the Company.

     "Subsidiary Guaranty" means an unconditional guaranty by a Subsidiary Guarantor of the Obligations of the Company under the Notes and the Indenture, as set forth in the Indenture, as amended from time to time in accordance with the terms thereof.

     "Subsidiary Guarantor" means any Wholly Owned Subsidiary that has executed and delivered in accordance with the Indenture a Subsidiary Guaranty, and such Person's successors and assigns.

     "Thousand Oaks Transaction" means the sale-leaseback by the Spectrum Club Company, Inc. of its property in Thousand Oaks, California pursuant to the transaction contemplated by the letter of intent, dated January 4, 1999, with Equity Advisory Group.

     "Unrestricted Subsidiary" means any Subsidiary that, at or prior to the time of determination, shall have been designated by the Board of Directors of the Company as an Unrestricted Subsidiary; provided, that such Subsidiary does not hold any Indebtedness or Capital Stock of, or any Lien on any assets of, the Company or any Restricted Subsidiary. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the Interest Coverage Ratio test set forth in the covenant described under the caption
"-- Certain Covenants -- Limitation on Incurrence of Indebtedness" calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation. The Company shall be deemed to make an Investment in each Subsidiary designated as an Unrestricted Subsidiary immediately following such designation in an amount equal to the Investment in such Subsidiary and its subsidiaries immediately prior to such designation; provided, that if such Subsidiary is subsequently redesignated as a Restricted Subsidiary, the amount of such Investment shall be deemed to be reduced (but not below zero) by the fair market value of the net consolidated assets of such Subsidiary on the date of such redesignation. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions and is permitted by the covenant described above under the caption "-- Certain Covenants -- Limitation on Incurrence of Indebtedness."

     "Voting Stock" means, with respect to any Person, (i) one or more classes of the Capital Stock of such Person having general voting power to elect at least a majority of the Board of Directors, managers or trustees of such Person (regardless of whether at the time Capital Stock of any other class or classes have or might have voting power by reason of the happening of any contingency) and (ii) any Capital Stock of such Person convertible or exchangeable without restriction at the option of the holder thereof into Capital Stock of such Person described in clause (i) above.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years (rounded to the nearest one-twelfth) obtained by dividing (i) the then outstanding principal amount of such Indebtedness into
(ii) the total of the product obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

     "Wholly Owned Subsidiary" of any Person means a subsidiary of such Person all the Capital Stock of which is owned directly or indirectly by such Person; provided, that with respect to the Company, the term Wholly Owned Subsidiary (a) shall exclude Unrestricted Subsidiaries and (b) shall include LASC so long as
(i) LASC is both a Restricted Subsidiary and Subsidiary Guarantor and (ii) no amendment, modification or supplement to any agreement or arrangement governing or relating to such partnership is effected after the Issue Date that directly or indirectly in any manner (x) increases the economic benefit to D. Michael Talla under such agreements and arrangement as in effect on the Issue Date or
(y) decreases the economic benefit to the Company or any of its Subsidiaries under such agreements and arrangements as in effect on the Issue Date.

BOOK-ENTRY, DELIVERY AND FORM

     The New Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Notes for Certificated Notes."

     Transfer of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

     The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

DEPOSITORY PROCEDURES

     DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     DTC has also advised the Company that pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants with portions of the principal amount of Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to Participants) or by Participants and Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

     Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations that are Participants in such system. All interests in a Global Note, may be subject to the procedures and requirements of DTC.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest. For certain other restrictions on the transferability of the Notes, see "--Exchange of Book-Entry Notes for Certificated Notes."

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Payments in respect of the principal, premium, Liquidated Damages, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised the Company that its current practices, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of DTC. Payments by Participants and Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes.

     Interests in the Global Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange Global Notes for Notes in certificated form, and to distribute such Notes to its Participants.

     The information in this section concerning DTC and its book-entry system has been obtained from sources believed to be reliable, but the Company takes no responsibility for the accuracy thereof.

     Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Initial Purchasers nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

     A Global Note is exchangeable for definitive Notes in registered certificated form if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Note and the Company thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form or (iii) there shall have occurred and be continuing to occur a Default or an Event of Default with respect to the Notes. In addition, beneficial interests in a Global Note may be exchanged for certificated Notes upon request but only upon at least 20 days' prior written notice given to the Trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the restrictive legend referred to in "Notice to Investors" unless the Company determines otherwise in compliance with applicable law.

CERTIFICATED NOTES

     Subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Notes under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the DTC identify as being the beneficial owner of the related Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of Notes and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

SAME DAY SETTLEMENT AND PAYMENT

     The Indenture requires that payments in respect of the Notes represented by a Global Note (including principal, premium, if any, interest and Liquidated Damages, if any, thereon) be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder.

With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, thereon by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

YEAR 2000

     The following information has been provided by DTC:

     DTC's management is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as they relate to the timely payment of distributions, including principal and income payments, to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the financial community that it is contacting, and will continue to contact, third party vendors from whom DTC acquires services to (1) impress upon them the importance of such services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 testing and remediation of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

     The following is a summary of certain United States Federal income tax consequences associated with the exchange of Old Notes for New Notes and the disposition of the New Notes. This summary is based upon existing United States Federal income tax law, which is subject to change, possibly retroactively. This summary does not discuss all aspects of United States Federal income taxation which may be important to particular holders in light of their individual investment circumstances, such as Notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or, except to the extent described below, Non-U.S. Holders (as defined below)) or to persons that hold the Old Notes or will hold the New Notes as a part of a straddle, hedge, or synthetic security transaction for United States Federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary addresses tax consequences only to current holders of Notes and assumes that such holders hold their Old Notes and will hold their New Notes as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). Holders are urged to consult their tax advisors regarding the United States Federal, state, local and foreign income and other tax considerations associated with the exchange of Old Notes for New Notes and the disposition of the New Notes.

     For purposes of this summary, a "U.S. Holder" is a beneficial owner of a Note that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state or political subdivision thereof, (iii) an estate that is subject to United States Federal income taxation without regard to the source of its income, or (iv) a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. A "Non-U.S. Holder" is a beneficial owner of an Old Note or New Note who is not a U.S. Holder.

U.S. HOLDERS AND NON-U.S. HOLDERS

     There will be no United States Federal income tax consequences to a U.S. Holder or Non-U.S. Holder who exchanges an Old Note for a New Note pursuant to the Exchange Offer and such holder will have the same adjusted basis and holding period in the New Note as it had in the Old Note immediately before the exchange.

U.S. HOLDERS

     Disposition of New Notes. In general, subject to the market discount rules discussed below, a U.S. Holder of a New Note will recognize capital gain or loss upon the sale, redemption, or other disposition of the New Note in an amount equal to the difference between the amount realized (except to the extent attributable to accrued but unpaid interest) in such disposition and the holder's adjusted tax basis in the New Note. Under recently adopted amendments to the Code, net capital gain (i.e., generally capital gain in excess of capital loss) recognized by an individual holder upon a disposition of a New Note that has been held for more than 12 months will generally be subject to a maximum tax rate of 20% or, in the case of a New Note that has been held for 12 months or less, will be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate holder will be subject to tax at the ordinary income tax rates applicable to corporations.

     Market Discount. Holders, other than original purchasers of the Old Notes in the original offering, should be aware that the sale of the New Notes may be affected by the market discount provisions of the Code. These rules generally provide that if a holder of a Note purchased such note, subsequent to the original offering, at a market discount in excess of a statutorily defined DE MINIMIS amount, and thereafter recognizes gain upon a disposition (including a partial redemption) of the New Note received in exchange for such Old Note, the lesser of such gain or the portion of the market discount that accrued while the Old Note and New Note were held by such holder will be treated as ordinary interest income at the time of disposition. The rules also provide that a holder who acquires a Note at a market discount may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry such note until the holder disposes of such note in a taxable transaction. If a holder of such a note elects to include market discount in income currently, both of the foregoing rules would not apply.

NON-U.S. HOLDERS

     Payments of Interest. Interest paid by the Company to Non-U.S. Holders will not be subject to United States federal income or withholding tax provided that
(i) such holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote,
(ii) such holder is not a controlled foreign corporation that is related to the Company through stock ownership, a foreign tax-exempt organization or foreign private foundation for United States federal income tax purposes, and (iii) the requirements of section 871(h) or 881(c) of the Code are satisfied as described below under the heading "Owner Statement Requirement." Notwithstanding the above, a Non-U.S. Holder that is engaged in the conduct of a United States trade or business will be subject to (i) United States federal income tax on interest that is effectively connected with the conduct of such trade or business and (ii) if the Non-U.S. Holder is a corporation, a United States branch profits tax equal to 30% of its "effectively connected earnings and profits" as adjusted for the taxable year, unless the holder qualifies for an exemption from such tax or a lower tax rate under an applicable treaty.

     Gain on Disposition. A Non-U.S. Holder will generally not be subject to United States federal income tax on gain recognized on a sale, redemption, or other disposition of a Note unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, such holder is present in the United States for 183 or more days during the taxable year and certain other requirements are met. Any such gain that is effectively connected with the conduct of a United States trade or business by a Non-U.S. Holder will be subject to United States federal income tax on a net income basis in the same manner as if such holder were a United States person and, if such Non-U.S. Holder is a corporation, such gain may also be subject to the 30% United States branch profits tax described above.

     Federal Estate Taxes. A Note held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death, provided that
(i) the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and (ii) the interest accrued on the Note was not effectively connected with a United States trade or business.

     Owner Statement Requirement. Sections 871(h) and 881(c) of the Code require that either the beneficial owner of a Note or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that holds a Note on behalf of such owner file a statement with the Company or its agent to the effect that the beneficial owner is not a United States person in order to avoid withholding of United States federal income tax. Under current regulations, this requirement will be satisfied if the Company or its agent receives (i) a statement (an "Owner's Statement") from the beneficial owner of a Note in which such owner certifies, under penalties of perjury, that such owner is not a United States person and provides such owner's name and address or (ii) a statement from the Financial Institution holding the Note on behalf of the beneficial owner in which the Financial Institution certifies, under penalties of perjury, that it has received the Owner's Statement together with a copy of the Owner's Statement. The beneficial owner must inform the Company or its agent (or, in the case of a statement described in clause (ii) of the immediately preceding sentence, the Financial Institution) within 30 days of any change in information on the Owner's Statement.

     Backup Withholding and Information Reporting. Current United States federal income tax law provides that in the case of payments of interest to Non-U.S. Holders, the 31% backup withholding tax will not apply to payments made outside the United States by the Company or a paying agent on a Note if an Owner's Statement is received or an exemption has otherwise been established; provided in each case that the Company or the paying agent, as the case may be, does not have actual knowledge that the payee is a United States person.

     Under current Treasury Regulations, payments of the proceeds of the sale of a Note to or through a foreign office of a "broker" will not be subject to backup withholding but will be subject to information reporting if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, or a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period, unless the broker has in its records documentary evidence that the holder is not a United States person and certain other conditions are met or the holder otherwise establishes an exemption. Payment of the proceeds of a sale to or through the United States office of a broker is subject to backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

     Recently, the Treasury Department has promulgated final regulations (the "Final Regulations") regarding the withholding and information reporting rules discussed above. In general, the Final Regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under the Final Regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. The Final Regulations are generally effective for payments made after December 31, 1999, subject to certain transition rules.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes acquired as a result of market-making activities or other trading activities. We have agreed that we will make this Prospectus available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds from any sale of New Notes. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concession from any such broker-dealer and/or the purchasers of any New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker-dealer that participates in a distribution of New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     We have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and to the best of our information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

     After the date upon which the Registration Statement of which this Prospectus is a part is declared effective by the Commission, we will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses in connection with the Exchange Offer and reimburse the Initial Purchasers for the reasonable fees and expenses of counsel for the holders of the Notes. Each holder will pay all expenses of its counsel other than as described in the preceding sentence, transfer taxes, if any, and any commissions or concessions of any brokers or dealers. We have agreed in the Registration Rights Agreement to indemnify the holders of the Notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for us by Kinsella, Boesch, Fujikawa & Towle, LLP, Los Angeles, California and by Rogers & Wells LLP, New York, New York.

                              INDEPENDENT AUDITORS

     The Company's consolidated financial statements as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the SEC under the Exchange Act. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at the following regional offices of the SEC: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material can be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street N.W., Washington, D.C. 20549. The SEC maintains an internet web site that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that site is "www.sec.gov."

                         THE SPORTS CLUB COMPANY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................  F-3
Consolidated Statements of Income for the Three-Year Period
  ended December 31, 1998...................................  F-4
Consolidated Statements of Stockholders' Equity for the
  Three-Year Period ended December 31, 1998.................  F-5
Consolidated Statements of Cash Flows for the Three-Year
  Period ended December 31, 1998............................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
The Sports Club Company, Inc.:

     We have audited the accompanying consolidated financial statements of The Sports Club Company, Inc. and subsidiaries (the Company) as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Sports Club Company, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                      KPMG LLP

Los Angeles, California
February 19, 1999,
except for Note 13 which
is as of April 15, 1999

                         THE SPORTS CLUB COMPANY, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                1997        1998
                                                              --------    --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  1,581    $  2,233
  Accounts receivable, net of allowance for doubtful
     accounts of $385 and $215 in 1997 and 1998,
     respectively...........................................     2,072       2,480
  Inventories...............................................       813       1,527
  Other current assets......................................       354         569
  Due from affiliates.......................................       106         234
                                                              --------    --------
          Total current assets..............................     4,926       7,043
Property and equipment, net.................................   106,791     135,269
Equity interest in unconsolidated subsidiary................       862       1,295
Costs in excess of net assets acquired, less accumulated
  amortization of $822 and $1,294 at December 31, 1997 and
  1998, respectively........................................    15,917      15,443
Organizational costs and other assets, net..................     3,065       4,707
                                                              --------    --------
                                                              $131,561    $163,757
                                                              ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of notes payable and capitalized
     lease obligations......................................  $  2,975    $  7,746
  Notes payable to bank.....................................     5,000          --
  Accounts payable..........................................       948       2,273
  Accrued liabilities.......................................     7,985       6,227
  Deferred membership revenues..............................     9,936       9,953
                                                              --------    --------
          Total current liabilities.........................    26,844      26,199
Notes payable and capitalized lease obligations, less
  current installments......................................    42,823      18,755
Notes payable to bank.......................................        --      10,940
Deferred lease obligations..................................     2,817       2,724
Minority interest...........................................       600         600
                                                              --------    --------
          Total liabilities.................................    73,084      59,218
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized; no shares issued or outstanding............        --          --
  Common stock, $.01 par value, 40,000,000 shares
     authorized; 14,382,621 and 20,896,623 shares issued and
     outstanding at December 31, 1997 and 1998,
     respectively...........................................       144         209
  Additional paid-in capital................................    53,613     102,361
  Retained earnings.........................................     5,674       9,656
  Treasury stock, at cost, 163,976 and 1,258,691 shares at
     December 31, 1997 and 1998, respectively...............      (954)     (7,687)
                                                              --------    --------
          Total stockholders' equity........................    58,477     104,539
                                                              --------    --------
                                                              $131,561    $163,757
                                                              ========    ========

See accompanying notes to consolidated financial statements.

                         THE SPORTS CLUB COMPANY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               1996       1997       1998
                                                              -------    -------    -------
Revenues....................................................  $36,918    $61,154    $81,923
Operating expenses:
  Direct....................................................   22,989     43,517     56,746
  Selling, general and administrative.......................    6,052      6,607      8,556
  Depreciation and amortization.............................    2,490      3,919      5,282
                                                              -------    -------    -------
          Total operating expenses..........................   31,531     54,043     70,584
                                                              -------    -------    -------
            Income from operations..........................    5,387      7,111     11,339
Other income (expense):
  Interest..................................................   (2,682)    (3,206)    (1,629)
  Minority interests........................................     (150)       (22)      (150)
  Equity interest in net income of unconsolidated
     subsidiaries...........................................      631        696        880
  Non-recurring items.......................................     (300)    (2,025)      (314)
                                                              -------    -------    -------
            Income before income taxes and extraordinary
               charge.......................................    2,886      2,554     10,126
Provision for income taxes..................................    1,183      1,014      3,971
                                                              -------    -------    -------
            Net income before extraordinary charge..........    1,703      1,540      6,155
Extraordinary charge from early extinguishment of debt, net
  of income tax effect of $1,331............................       --         --      2,173
                                                              -------    -------    -------
            Net income......................................  $ 1,703    $ 1,540    $ 3,982
                                                              =======    =======    =======
Net income per share before extraordinary charge:
  Basic.....................................................  $  0.15    $  0.12    $  0.33
                                                              =======    =======    =======
  Diluted...................................................  $  0.15    $  0.12    $  0.33
                                                              =======    =======    =======
Per share effect of extraordinary charge:
  Basic.....................................................  $    --    $    --    $ (0.12)
                                                              =======    =======    =======
  Diluted...................................................  $    --    $    --    $ (0.12)
                                                              =======    =======    =======
Net income per share:
  Basic.....................................................  $  0.15    $  0.12    $  0.21
                                                              =======    =======    =======
  Diluted...................................................  $  0.15    $  0.12    $  0.21
                                                              =======    =======    =======
Weighted average number of common shares outstanding:
  Basic.....................................................   11,355     12,524     18,603
                                                              =======    =======    =======
  Diluted...................................................   11,360     12,683     18,829
                                                              =======    =======    =======

See accompanying notes to consolidated financial statements.

                         THE SPORTS CLUB COMPANY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                               COMMON STOCK     ADDITIONAL               TREASURY STOCK
                                              ---------------    PAID-IN     RETAINED   ----------------
                                              SHARES   AMOUNT    CAPITAL     EARNINGS   SHARES   AMOUNT
                                              ------   ------   ----------   --------   ------   -------
Balance January 1, 1996.....................  11,355    $114     $ 36,927     $2,450       --         --
  Net income................................      --      --           --      1,703       --         --
  Issuance of common stock to outside
     directors..............................       3      --            8         --       --         --
                                              ------    ----     --------     ------    -----    -------
Balance, December 31, 1996..................  11,358     114       36,935      4,153       --         --
  Net income................................      --      --           --      1,540       --         --
  Sale of common stock......................   2,730      27       14,973         --       --         --
  Issuance of common stock in connection
     with acquisition of The Sports Club/Las
     Vegas..................................     291       3        1,672         --       --         --
  Treasury stock repurchased................      --      --           --         --      185    $(1,034)
  Reissuance of treasury stock for employee
     stock plans............................      --      --           --        (19)     (21)        80
  Issuance of common stock to outside
     directors..............................       4      --           33         --       --         --
                                              ------    ----     --------     ------    -----    -------
Balance, December 31, 1997..................  14,383    $144     $ 53,613     $5,674      164    $  (954)
  Net income................................      --      --           --      3,982       --         --
  Sale of common stock net of issuance cost
     of $695................................   6,500      65       48,639         --       --         --
  Treasury stock repurchased................      --      --           --         --    1,107     (6,800)
  Reissuance of treasury stock for employee
     stock plans............................      --      --           45         --      (12)        67
  Exercise of employee stock options........      10      --           26         --       --         --
  Issuance of common stock to outside
     directors..............................       4      --           38         --       --         --
                                              ------    ----     --------     ------    -----    -------
Balance, December 31, 1998..................  20,897    $209     $102,361     $9,656    1,259    $(7,687)
                                              ======    ====     ========     ======    =====    =======

See accompanying notes to consolidated financial statements.

                         THE SPORTS CLUB COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                1996       1997       1998
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income................................................  $  1,703   $  1,540   $  3,982
  Adjustments to reconcile net income to cash provided by
    operating activities:
    Loss on early extinguishment of debt, net of tax........        --         --      2,173
    Depreciation and amortization...........................     2,490      3,919      5,282
    Accrued management fees.................................       (97)        --         --
    Equity interest in net income of unconsolidated
      subsidiaries..........................................      (631)      (696)      (880)
    Distributions from unconsolidated subsidiaries..........       623        469        447
    Stock issued as directors' fees.........................         8         33         38
    Loss on sale of Sports Connections......................       300         --         --
    Minority interest in Reebok Sports Club/NY..............        --       (128)        --
    (Increase) decrease in:
      Accounts receivable, net..............................       149     (1,176)      (408)
      Inventories...........................................       105       (395)      (714)
      Other current assets..................................       (12)    (2,187)      (830)
    Increase (decrease) in:
      Accounts payable......................................      (816)      (493)     1,325
      Accrued liabilities...................................       225      2,519       (315)
      Deferred membership revenues..........................      (633)     1,635         17
      Deferred lease obligations............................       211       (492)       (93)
                                                              --------   --------   --------
      Net cash provided by operating activities.............     3,625      4,548     10,024
                                                              --------   --------   --------
Cash flows from investing activities:
  Capital expenditures......................................    (2,788)    (4,899)   (28,623)
  Business acquisitions, net of cash acquired...............    (2,118)   (10,778)        --
  Proceeds from sale of Sports Connections..................     3,569         --         --
  Sale of other non-operating assets........................        95         --         --
  Treasury stock acquired...................................        --     (1,034)    (6,800)
                                                              --------   --------   --------
      Net cash used for investing activities................    (1,242)   (16,711)   (35,423)
                                                              --------   --------   --------
Cash flows from financing activities:
  (Increase) decrease in due from affiliates................       540        937       (128)
  Exercise of employee stock options........................        --         --         26
  Proceeds from sale of common stock........................        --     10,000     48,704
  Proceeds from notes payable and capitalized lease
    obligations.............................................    23,371      2,324     10,940
  Repayments of notes payable and capitalized lease
    obligations.............................................   (23,693)    (3,663)   (33,491)
                                                              --------   --------   --------
      Net cash provided by financing activities.............       218      9,598     26,051
                                                              --------   --------   --------
      Net increase (decrease) in cash and cash
         equivalents........................................     2,601     (2,565)       652
Cash and cash equivalents at beginning of year..............     1,545      4,146      1,581
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $  4,146   $  1,581   $  2,233
                                                              ========   ========   ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $  3,068   $  3,599   $  2,636
                                                              ========   ========   ========
  Cash paid during the year for income taxes................  $    590   $    306   $  1,881
                                                              ========   ========   ========
  Capital expenditures financed.............................  $    153   $  7,223   $  5,690
                                                              ========   ========   ========
  Stock issued in exchange for interest in Reebok-Sports
    Club/NY.................................................  $     --   $  5,000   $     --
                                                              ========   ========   ========
  Stock issued as partial consideration for The Sports
    Club/Las Vegas..........................................  $     --   $  1,675   $     --
                                                              ========   ========   ========
  Acquisition of land and building under capital lease......  $     --   $ 10,000   $     --
                                                              ========   ========   ========

See accompanying notes to consolidated financial statements.

                         THE SPORTS CLUB COMPANY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1997 AND 1998

1. ORGANIZATION

     The Sports Club Company, Inc. (the "Company") operates sports and fitness Clubs ("Clubs"), under the "Sports Club" and "Spectrum Club" names. Sports Clubs have been developed as "urban country clubs" offering a full range of services including numerous fitness and recreation options, diverse facilities and other amenities. Spectrum Clubs are designed as smaller-scale Sports Clubs with an extensive range of services. Both Sports Clubs and Spectrum Clubs are marketed to affluent, health conscience individuals who desire a premier Club.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

     The Company receives a one-time non-refundable initiation fee and monthly membership dues from its members. Substantially all of the Company's members join on a month-to-month basis and can therefore cancel their membership at any time. Initiation fees and related direct expenses, primarily sales commissions, are deferred and recognized, on a straight-line basis, over an estimated membership period of between two and one half and three years. Dues that are received in advance are recognized on a pro-rata basis over the periods in which services are to be provided.

Cash and Cash Equivalents

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

     Inventories are stated at the lower of cost or market using the average cost method.

Depreciation and Amortization

     Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, ranging from five to seven years for equipment and 30 to 40 years for buildings. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvements. Loan costs are amortized over the terms of the related loans and organizational costs are amortized over five years. Costs in excess of net assets of acquired businesses are being amortized on a straight-line basis over forty years.

Start-up Costs

     The Company will adopt Statement of Position 98-5, "Accounting for Start-Up Costs" ("SOP 98-5") effective January 1, 1999. SOP 98-5 provides that all costs related to the development of new fitness clubs, except for real estate related costs, be expensed as incurred. This is a change from the Company's previous

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

accounting policy, whereby many of these costs were capitalized and charged to expense upon the Club opening. As a result, the Company will record a one-time charge equal to the unamortized balance of all capitalized development and start-up costs as of January 1, 1999. This charge will be recorded as a cumulative effect of a change in accounting principle, net of the related income tax effect. The amount of this charge is currently expected to be approximately $1.0 million.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company reviews its long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company has not experienced an impairment of value of any of its long-lived or identifiable intangible assets as of December 31, 1998.

Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share

     The Company presents Basic and Diluted earnings per share. Basic earnings reflects only the actual weighted average shares of common stock outstanding during the period. Diluted earnings per share includes the effects of all dilutive options, warrants and other securities and utilizes the treasury stock method.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These affect the reporting of assets and liabilities, the disclosure of any contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Fair Value of Financial Instruments

     The carrying amounts of financial instruments approximate fair value as of December 31, 1998. The carrying amounts related to cash and cash equivalents, accounts receivable, other current assets and accounts payable approximate fair value due to the relatively short maturity of such instruments. The fair value of long-term debt is estimated by discounting the future cash flows of each instrument at rates

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

currently available to the Company for similar debt instruments of comparable maturities by the Company's bankers.

Segment Reporting

     The Company has adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") effective January 1, 1998. SFAS 131 establishes standards for public enterprises to report information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures concerning products and services, geographic areas and major customers. Management has determined that the Company has one principal operating segment, the operation of sports and fitness clubs. The adoption of SFAS 131 has had no impact on the Company's financial position or results of operations.

Computer Software Costs

     The Company will adopt Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") effective January 1, 1999. SOP 98-1 provides guidance as to appropriate treatment of internal use software costs that is acquired or internally developed. The adoption of SOP 98-1 may impact the Company's accounting for its membership software system currently being implemented. The Company has not yet determined whether the application of SOP 98-1 will have a material impact upon the Company's financial position or results of operations.

3. ACQUISITIONS

Sports Clubs

     On December 30, 1996, the Company acquired an additional 10.1% interest in the Reebok-Sports Club/NY partnership for $2.5 million which increased the Company's ownership in the partnership to 50.1%. This acquisition was accounted for as a purchase and accordingly, the operations of the Club are included in the Company's consolidated statements of income from the date of acquisition. Prior to this acquisition, the Company's interest was recorded under the equity method of accounting. Goodwill of approximately $3.8 million resulted from this transaction.

     On June 23, 1997, the Company completed the sale of 2,105,263 shares of its Common Stock to Millennium Entertainment Partners L.P., (including affiliated entities, hereafter referred to as "Millennium"). In exchange for the newly issued shares, the Company received $5.0 million cash, Millennium's 9.9% Partnership interest in The Reebok-Sports Club/NY Partnership, a $2.5 million note due from the Partnership and Millennium's rights to certain accrued management fees due from the Partnership. This transaction increased the Company's ownership in the Partnership to 60%. The Company also signed definitive leases with Millennium to jointly develop Sports Clubs in Washington D.C. and San Francisco, California on properties currently under development by Millennium. The Company has also signed a letter of intent to develop a Sports Club in Boston, Massachusetts on property currently under development by Millennium.

     On August 1, 1997, the Company acquired a Club in Henderson, Nevada which is now operated as The Sports Club/Las Vegas. The purchase price of approximately $6.7 million consisted of $5.0 million in cash and 290,358 shares of the Company's Common Stock, valued at approximately $1.7 million. The acquisition was accounted for as a purchase. Accordingly, the operations of The Sports Club/Las Vegas are included in the Company's statement of income from the date of acquisition.

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

Spectrum Clubs

     On December 31, 1997, the Company acquired four Clubs from Racquetball World, which are now operated as Spectrum Clubs, for a total purchase price (including the portion paid by Millennium described below) of approximately $19.4 million. Millennium acquired properties underlying two of the Clubs for $10.0 million and is leasing these two properties to the Company under a financing lease agreement which is reflected as capitalized lease obligations in the Company's consolidated balance sheet. At any time during the first three years of the lease the Company may purchase the leased property from Millennium for a purchase price determined pursuant to the lease, currently estimated to be approximately $10.2 million. Millennium has the right to require the Company to acquire its interest in the property upon the occurrence of certain events defined in the lease.

     A cash payment of approximately $6.0 million was made to the sellers and their creditors and the Company assumed approximately $2.0 million of liabilities. In addition, up to 159,081 shares of the Company's Common Stock valued at approximately $1.4 million will be issued to certain of the selling entities, subject to reduction if certain liabilities of the Clubs exceed agreed-upon amounts. In a private placement completed in December 1997, the Company sold 625,000 shares of its Common Stock to Millennium for $5.0 million to raise funds to complete this acquisition. The acquisition was accounted for as a purchase. Accordingly, the operations of these four Clubs are included in the Company's statement of operations from the date of acquisition.

SportsMed

     On July 1, 1997, the Company acquired the assets of SportsTherapy Systems, Inc. ("STS"), a physical therapy and rehab clinic located in Calabasas, California for approximately $485,000 in cash plus the assumption of various liabilities in the amount of $187,000. STS has been merged into the Company's SportsMed subsidiary. In addition, the Company entered into an employment agreement with the seller of STS pursuant to which the seller is managing the operations of SportsMed. The acquisition was accounted for as a purchase. Accordingly, the operations of STS are included in the Company's statement of income from the date of acquisition.

     The following pro forma financial data present the Company's unaudited pro forma statement of income for the year ended December 31, 1997, giving effect to the Reebok-Sports Club/NY, The Sports Club/Las Vegas and the four Spectrum Club acquisitions as if these transactions had occurred on January 1, 1997. None of the acquisitions was considered to be significant individually or in the aggregate under the applicable rules of the Securities and Exchange Commission. The STS operation is not material to the consolidated statement of income, and accordingly, its impact has been excluded from the following pro forma presentation. The unaudited pro forma condensed statement of income does not purport to represent what the Company's actual results of operations would have been had such transactions in fact

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

occurred on such date. The unaudited pro forma condensed statement of income also does not purport to project the results of operations of the Company for any future period.

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1997
                                                              -----------------
                                                                 (UNAUDITED)
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                    DATA)
Revenues....................................................       $72,707
Operating expenses..........................................        65,944
                                                                   -------
Income from operations......................................         6,763
Other expenses..............................................         6,159
                                                                   -------
Income before provision for income taxes....................           604
Provision for income taxes..................................           273
                                                                   -------
Net income..................................................       $   331
                                                                   =======
Net income per share:
  Basic.....................................................       $   .02
                                                                   =======
  Diluted...................................................       $   .02
                                                                   =======
Weighted average number of common shares outstanding:
  Basic.....................................................        14,456
                                                                   =======
  Diluted...................................................        14,615
                                                                   =======

4. PROPERTY AND EQUIPMENT

     Property and equipment is carried at cost, less accumulated depreciation, which is summarized as follows:

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1997        1998
                                                              --------    --------
                                                                 (IN THOUSANDS)
Land........................................................  $ 18,234    $ 21,484
Building and improvements...................................    82,405     107,000
Furniture, fixtures and equipment...........................    14,095      19,305
                                                              --------    --------
                                                               114,734     147,789
Less accumulated depreciation and amortization..............     7,943      12,520
                                                              --------    --------
Net property and equipment..................................  $106,791    $135,269
                                                              ========    ========

     Equipment under capital leases was $7,456,000 and $10,479,000 and related accumulated amortization was $1,854,000 and 3,271,000 at December 31, 1997 and 1998, respectively.

     Included in buildings and improvements at December 31, 1997 and 1998, is $10,000,000 of buildings acquired under a capital lease in connection with the acquisition of four Spectrum Clubs (See Note 3). No amortization was recorded for the year ending December 31, 1997 due to the close proximity of the acquisition to the end of the year. Accumulated amortization at December 31, 1998 was $255,000.

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

5. NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS

     Notes payable and capitalized lease obligations are summarized as follows:

                                                                AT DECEMBER 31,
                                                              --------------------
                                                               1997         1998
                                                              -------      -------
                                                                 (IN THOUSANDS)
The Sports Club/LA note(a)..................................  $22,378      $    --
The Sports Club/Irvine note(b)..............................    4,875        4,375
Spectrum Club - Agoura Hills note(c)........................    2,533        2,506
Spectrum Clubs Fullerton and Santa Ana lease(d).............   10,000        9,745
Equipment financing loans(e)................................    5,602        7,208
Other notes payable.........................................      410        2,667
                                                              -------      -------
                                                               45,798       26,501
Less current installments...................................    2,975        7,746
                                                              -------      -------
                                                              $42,823      $18,755
                                                              =======      =======

-------------------------
(a) The Sports Club/LA note was at a 10.63% rate of interest and required a monthly payment of approximately $262,000 with a balloon payment of approximately $17.5 million on April 1, 2003. In April 1998 the Company pre-paid this note and incurred a prepayment penalty of $3.5 million. The prepayment penalty has been recorded as an extraordinary charge on the accompanying statement of income, recorded net of its income tax effect of $1.3 million.

(b) The Sports Club/Irvine note was issued to previous owners of this Club. The note is secured by land, equipment, building improvements and the building of The Sports Club/Irvine, bears interest at the rate of 6%, and requires quarterly principal payments of $125,000 and a balloon payment of $4.0 million on November 1, 1999.

(c) The Spectrum Club - Agoura Hills note was issued by a savings and loan association to complete the Company's acquisition of the Spectrum
    Club - Agoura Hills. The note is secured by land, equipment, building improvements and the building of the Spectrum Club - Agoura Hills. The note bears interest at the rate of 8.5%. Monthly principal and interest payments of $20,107 are required through the note's maturity in April 2024.

(d) In December 1997, the Company acquired four Spectrum Clubs. Millennium acquired properties underlying two of the Clubs for $10.0 million and is leasing these two properties to the Company under a financing lease agreement which is reflected as a capital lease obligation in the Company's consolidated balance sheet.

(e) The equipment financing loans are secured by the furniture, fixtures and equipment. The amounts are generally repayable in monthly payments over five years with effective interest rates between 8% to 10%.

     Future minimum annual principal payments at December 31, 1998, are as follows (in thousands):

1999........................................................  $ 7,746
2000........................................................    3,906
2001........................................................    1,819
2002........................................................    1,342
2003........................................................      849
Thereafter..................................................   10,839
                                                              -------
                                                              $26,501
                                                              =======

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

6. BANK CREDIT FACILITY

     At December 31, 1998, the Company had a $30.0 million bank credit facility. At that date, $10.9 million was outstanding and an additional $4.0 million was utilized in the form of a letter of credit. The loans are unsecured, however, the Company is prohibited from pledging any of its assets except for normal furniture, fixture and equipment financing. The agreement also requires the Company to maintain certain Tangible Net Worth, Debt Coverage Ratios and Senior Liabilities to Tangible Net Worth Ratio requirements. The Company was in compliance with its covenants as of December 31, 1998. (See Note 13).

7. COMMITMENTS AND CONTINGENCIES

Lease Commitments

     The Company leases certain facilities pursuant to various operating lease agreements. The Club facility leases are generally long-term and noncancelable triple-net leases (requiring the Company to pay all real estate taxes, insurance and maintenance expenses), and have an average remaining term of 35 years, including renewal options, with the earliest expiration date of March 30, 2000. Future minimum noncancelable operating lease payments as of December 31, 1998 are as follows (in thousands):

Year ending December 31:
1999........................................................  $ 10,968
2000........................................................    16,870
2001........................................................    22,551
2002........................................................    22,780
2003........................................................    23,345
Thereafter..................................................   313,538
                                                              --------
          Total minimum lease payments......................  $410,052
                                                              ========

     Rent expense for facilities and equipment aggregated, $1,960,000, $7,438,000 and $8,174,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

Litigation

     The Company is involved in various claims and lawsuits incidental to its business, including claims arising from accidents and disputes with landlords. However, in the opinion of management, the Company is adequately insured against such claims and lawsuits involving personal injuries, and any ultimate liability arising out of any such proceedings will not have a material adverse effect on the financial condition, cash flow or operations of the Company.

Employment Agreements

     The Company currently has employment agreements with three key executive officers which expire in December 31, 2000. The agreements provide the executives with a base compensation and, in the event of certain conditions, a severance payment not to exceed three times each executive's annual compensation.

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

8. INCOME PER SHARE

     The following is a reconciliation of the basic and diluted income per share computations for the years 1996, 1997 and 1998:

                                                            YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                      1996           1997           1998
                                                    ---------      ---------      ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income used for basic and diluted income per
  share...........................................   $ 1,703        $ 1,540        $ 3,982
                                                     =======        =======        =======
Shares of Common Stock and Common Stock
  equivalents:
  Weighted average shares used in basic
     computation..................................    11,355         12,524         18,603
  Weighted stock options..........................         5            159            226
                                                     -------        -------        -------
  Impact from dilutive shares.....................    11,360         12,683         18,829
                                                     =======        =======        =======
Income per share:
  Basic...........................................   $  0.15        $  0.12        $  0.21
                                                     =======        =======        =======
  Diluted.........................................   $  0.15        $  0.12        $  0.21
                                                     =======        =======        =======

9. INCOME TAXES

     The provision for income taxes consists of the following:

                                                          YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                       1996        1997        1998
                                                      ------      ------      -------
                                                              (IN THOUSANDS)
Current:
  Federal...........................................  $  985      $  842      $ 2,893
  State.............................................     280         255          839
                                                      ------      ------      -------
                                                       1,265       1,097        3,732
                                                      ------      ------      -------
Deferred:
  Federal...........................................     (78)        (78)         156
  State.............................................      (4)         (5)          83
                                                      ------      ------      -------
                                                         (82)        (83)         239
                                                      ------      ------      -------
Income tax provision................................  $1,183      $1,014      $ 3,971
                                                      ======      ======      =======
Tax benefit from extraordinary charge:
  Federal...............................................................      $(1,021)
  State.................................................................         (310)
                                                                              -------
Total tax benefit from extraordinary charge.............................      $(1,331)
                                                                              =======

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

     Income tax expense from net income before income taxes and extraordinary charge differs from the statutory rate as applied to net income before income taxes and extraordinary charge as follows:

                                                           YEAR ENDED DECEMBER 31
                                                       ------------------------------
                                                        1996        1997        1998
                                                       ------      ------      ------
                                                               (IN THOUSANDS)

Computed "expected" tax expense......................  $  981      $  868      $3,443
Increase (decrease) in tax resulting from:
  State taxes -- net of federal benefit..............     182         165         609
  Meals and entertainment............................       7           8           8
  Goodwill amortization..............................      65          80          80
  Other..............................................     (52)       (107)       (169)
                                                       ------      ------      ------
Income tax provision.................................  $1,183      $1,014      $3,971
                                                       ======      ======      ======

     The effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented as follows:

                                                                 AT DECEMBER 31
                                                              --------------------
                                                               1997         1998
                                                              -------      -------
                                                                 (IN THOUSANDS)
Deferred tax assets:
  Deferred initiation fees..................................  $   688      $   811
  Accrued vacation..........................................      142          182
  Bad debt..................................................      154           86
  State taxes...............................................       44          180
                                                              -------      -------
          Gross deferred tax assets.........................    1,028        1,259
                                                              -------      -------
Deferred tax liabilities:
  Depreciation and amortization.............................   (3,419)      (3,889)
  Other.....................................................     (542)        (542)
                                                              -------      -------
          Gross deferred tax liabilities....................   (3,961)      (4,431)
                                                              -------      -------
Net deferred tax liability..................................  $(2,933)     $(3,172)
                                                              =======      =======

10. STOCK PLANS

     The Company has elected to measure the impact of its stock options under the provisions of APB No. 25, using the intrinsic value method. Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and income per share, as if the fair value based method of accounting defined in SFAS 123 had been applied.

     The Company has an employee stock option plan which is described below. The Company applied APB No. 25 in accounting for its plan. Accordingly, no compensation cost has been recognized. Had

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

compensation cost for the Company's plan been determined consistent with SFAS 123, the Company's net income and income per share would have been reduced to the proforma amounts indicated below:

                                                               YEAR ENDED DECEMBER 31
                                                       ---------------------------------------
                                                         1996           1997           1998
                                                       ---------      ---------      ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income:
  As reported........................................   $1,703         $1,540         $3,982
  Pro forma..........................................   $1,533         $1,368         $3,504
Basic income per share:
  As reported........................................   $  .15         $  .12         $  .21
  Pro forma..........................................   $  .14         $  .11         $  .19

     The fair value of all option grants for the Company's plan are estimated on the date of grant using the Black-Scholes option-pricing model with the weighted-average assumptions used for all fixed option grants in 1996, 1997 and 1998 respectively: dividend yield of 0%, 0% and 0%; expected volatility of 51.3%, 62.1%, and 71.4% risk-free interest rates of 7.0%, 6.5% and 6.0% and expected economic lives of 7.0 years, 6.0 years and 5.9 years.

     1,800,000 shares of Common Stock are reserved under the Company's Amended and Restated 1994 Stock Incentive Plan (the "Plan"), which authorizes the issuance of various stock incentives to directors, officers, employees and consultants including options, stock appreciation rights and purchase rights.

     Options allow for the purchase of Common Stock at prices determined by the Company's Compensation Committee. Incentive stock options must be granted at a price at least equal to the fair market value of a share of Common Stock on the date the option is granted. Non-statutory options must have an exercise price equal to at least 85% of the fair market value of the Company's Common Stock at the date of grant. Options granted under the Plan may, at the election of the Compensation Committee, become exercisable in installments. Except for the options granted to the Chief Executive Officer which expire on the fifth anniversary of the grant date, all options will expire on the tenth anniversary of the grant date.

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

     A summary of the status of the Company's stock option plans as of December 31, 1996, 1997 and 1998 and changes during the years then ended are presented below:

                                                                         WEIGHTED
                                                                         AVERAGE
                                                                         EXERCISE
                                                              SHARES      PRICE
                                                              -------    --------
Outstanding at January 1, 1996..............................  297,000     $5.06
Granted.....................................................  220,500      2.66
Canceled....................................................   25,000      3.18
                                                              -------
Outstanding at December 31, 1996............................  492,500      3.17
                                                              =======
Options exercisable at December 31, 1996....................  185,505      3.28
                                                              =======
Weighted-average per share fair value of options granted
  during year ended December 31, 1996.......................               1.75
Outstanding at January 1, 1997..............................  492,500      3.17
Granted.....................................................  155,000      5.51
Canceled....................................................    5,000      3.10
                                                              -------
Outstanding at December 31, 1997............................  642,500      3.77
                                                              =======
Options exercisable at December 31, 1997....................  334,512      3.23
                                                              =======
Weighted-average per share fair value of options granted
  during year ended December 31, 1997.......................               3.53
Outstanding at January 1, 1998..............................  642,500      3.77
Granted.....................................................  342,000      7.99
Canceled....................................................    2,000      2.56
Exercised...................................................   10,002      2.61
                                                              -------
Outstanding at December 31, 1998............................  972,498      5.25
                                                              =======
Options exercisable at December 31, 1998....................  462,696      3.52
                                                              =======
Weighted-average per share fair value of options granted
  during year ended December 31, 1998.......................               5.43

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

     The following table summarizes information about stock options outstanding at December 31, 1998:

                          WEIGHTED
                          AVERAGE
                         REMAINING
EXERCISE    NUMBER      CONTRACTUAL      OPTIONS
 PRICES   OUTSTANDING   LIFE (YEARS)   EXERCISABLE
--------  -----------   ------------   -----------
$8.3750...    27,000        8.84           9,008
5.3750..     68,000         8.50          22,672
4.3750..     60,000         8.22          20,000
2.7500..     55,666         7.83          36,349
2.5625..     58,832         7.40          37,000
2.6875..     70,000         7.17          46,667
3.0000..    225,000         6.58         225,000
5.2500..     66,000         6.25          66,000
8.2500..     30,000         4.32              --
8.0000..    302,000         9.28              --
7.0000..     10,000         9.54              --
            -------                      -------
            972,498                      462,696
            =======                      =======

     Stock appreciation rights ("SAR's") may be granted in combination with options or on a stand-alone basis. SAR's permit the holder to receive shares of stock, cash or a combination of shares and cash based upon by the difference between the option price and the fair market value of the Common Stock on the date of exercise. Upon exercise of a SAR granted in combination with an option, the related option is canceled. At December 31, 1998, no SAR's had been granted.

     Rights to purchase shares of Common Stock to be offered for direct sale under the Plan must be at a purchase price equal to not less than 85% of the fair market value of the shares on the day preceding the date of grant. Purchase rights are generally exercisable for a period of thirty days following the date of grant. At December 31, 1998, no purchase rights had been granted.

     In July 1994, the Company instituted its 1994 Stock Compensation Plan for the purpose of compensating outside directors by issuing them shares of the Company's Common Stock as part of their directors' fees. A total of 50,000 shares are reserved for issuance pursuant to this plan. A total of 16,000 shares have been issued to outside directors under the plan.

11. RELATED PARTY TRANSACTIONS

     Due from affiliates consist of advances made to unconsolidated affiliates in the normal course of business. Such advances are payable on demand.

     The Company manages the operation of its unconsolidated subsidiary, the Spectrum Club - Manhattan Beach, of which it owns a 46.1% interest. The Company receives a fee of $33,322 per month plus 4.5% of the Club's gross revenues for managing this Club. The Company also manages the operations of the Reebok Sports Club/NY and receives a fee of approximately 5.87% of the gross monthly collections, as defined. Management fees relating to Reebok Sports Club/NY of $779,000 for the year ended December 31, 1996 were earned and included in the Company's income statement. Management fees of $1.1 million and $1.3 million relating to Reebok Sports Club/NY were earned for the year ended

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

December 31, 1997 and 1998. These amounts are eliminated from income and expense in the presentation of the Company's 1997 and 1998 consolidated statement of income.

     The Reebok Sports Club/NY pays rent to Millennium in the amount of $2.0 million per year, and the partnership agreement provides for a first priority annual distribution of $3.0 million to Millennium. All such, payments are reflected as rent expense in the consolidated statement of income. The Company has entered into leases with Millennium to develop Sports Clubs in San Francisco and Washington D.C., and is currently negotiating with Millennium with respect to the development of a Sports Club in Boston.

12. CONCENTRATION OF CREDIT RISK

     The Company markets its products principally to customers in Southern California, New York City and Las Vegas. Management performs regular evaluations concerning the ability of its customers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations. The Company's credit losses for the periods presented are insignificant and have not exceeded management's estimates.

13. SUBSEQUENT EVENTS

     On April 1, 1999, the Company issued in a private placement 11 3/8% Senior Secured Notes (the "Senior Secured Notes") with interest due semi-annually beginning September 15, 1999. The Company is using the proceeds to repay existing indebtedness, develop new clubs and for general corporate purposes.

     The Senior Secured Notes are secured by substantially all of the Company's assets, other than certain excluded assets. The indenture dated as of April 1, 1999 (the "Indenture") includes certain covenants which limit the ability of the Company and its restricted subsidiaries, subject to certain exceptions, to: (i) incur additional indebtedness; (ii) pay dividends or other distributions, repurchase capital stock or other equity interest or subordinated indebtedness;
(iii) enter into certain transactions with affiliates; (iv) create certain liens or sell certain assets; and (v) enter into certain mergers and consolidations.

     Under the terms of the Indenture, after March 15, 2003, the Company may, at its option, redeem all or some of the Senior Secured Notes at a premium that will decrease over time from 105.688% to 100% of their face amount, plus interest. Prior to March 15, 2002, if the Company publicly offers certain equity securities the Company may, at its option, apply certain of the net proceeds from those transactions to the redemption of up to 35% of the principal amount of the Senior Secured Notes at 111.375% of their face amount, plus interest. If the Company goes through a change in control, it must give holders of the Senior Secured Notes the opportunity to sell their Senior Secured Notes to the Company at 101% of their face amount, plus interest.

     Concurrent with the offering of the Senior Secured Notes, the Company restated and amended its bank credit facility. The credit facility now provides for revolving loans and letters of credit aggregating $20.0 million. Borrowings under the credit facility are secured by a first priority lien on substantially all of the real and personal property assets of certain Sports Clubs and Spectrum Clubs. Borrowings under the credit facility bear interest at a variable rate not expected to exceed LIBOR plus 2 1/2% or the agent's prime rate. The facility matures on May 31, 2001.

     In 1999, the Company approved the use of $8.4 million to repurchase shares of Common Stock. At April 15, 1999, 940,400 shares have been repurchased for $3.9 million.

================================================================================

  WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON, OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING TO YOU OTHER THAN THE INFORMATION CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION OR
REPRESENTATIONS.

  THIS PROSPECTUS DOES NOT OFFER TO SELL OR ASK FOR OFFERS TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL, WHERE THE PERSON MAKING THE OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON WHO CANNOT LEGALLY BE OFFERED THE SECURITIES.

  THE INFORMATION IN THIS PROSPECTUS IS CURRENT ONLY AS OF THE DATE ON ITS COVER, AND MAY CHANGE AFTER THAT DATE. FOR ANY TIME AFTER THE COVER DATE OF THIS PROSPECTUS, WE DO NOT REPRESENT THAT OUR AFFAIRS ARE THE SAME AS DESCRIBED OR THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT - NOR DO WE IMPLY THOSE THINGS BY DELIVERING THIS PROSPECTUS OR SELLING SECURITIES TO YOU.

                           -------------------------

                               TABLE OF CONTENTS

                                                        PAGE
                                                        ----
Prospectus Summary....................................     1
Risk Factors..........................................     9
The Exchange Offer....................................    17
Use of Proceeds.......................................    25
Capitalization........................................    26
Selected Consolidated Financial Information...........    27
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.................    28
Business..............................................    34
Management............................................    43
Certain Relationships and Related Transactions........    52
Description of the Credit Facility....................    54
Description of Intercreditor Agreement................    55
Description of Notes..................................    56
Certain United States Federal Tax Consequences........    85
Plan of Distribution..................................    88
Legal Matters.........................................    89
Independent Auditors..................................    89
Available Information.................................    89
Index to Financial Statements.........................   F-1


                                 EXCHANGE OFFER

                               [SPORTS CLUB LOGO]
                                11 3/8% SERIES B
                              SENIOR SECURED NOTES
                                    DUE 2006

                   ------------------------------------------
                                    PROSPECTUS
                   ------------------------------------------
                                           , 1999

================================================================================

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The registrant's Certificate of Incorporation includes provisions which limit the liability of its directors. As permitted by applicable provisions of the Delaware General Corporation Law (the "Delaware Law"), directors will not be liable to the registrant for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to the registrant or its shareholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of the registrant or its shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to the registrant or its shareholders, or that show a reckless disregard for duty to the registrant or its shareholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the registrant or its shareholders, or (iii) based on transactions between the registrant and its directors or another corporation with interrelated directors or on improper distributions, loans or guarantees under applicable sections of Delaware Law. This limitation of directors' liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission.

     The registrant's Bylaws authorize the registrant to indemnify its directors and officers to the full extent permitted by Delaware Law, including circumstances in which indemnification is otherwise discretionary under Delaware Law, and the registrant has entered into indemnification agreements with its directors providing such indemnity. The indemnification agreements will constitute binding agreements between the registrant and each of the other parties thereto, and thus prevent the registrant from modifying its indemnification policy in a way that is adverse to any person who is a party to an indemnification agreement.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     No financial schedules have been included in this registration statement because they are not applicable, not required or because required information is included in the consolidated financial statements or notes thereto.

     The following exhibits are filed as part of this registration statement.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   3.1    Restated Certificate of Incorporation of the Registrant.(1)
   3.2    Bylaws of the Registrant.(1)
   3.3    Amendment to Bylaws dated February 1, 1995.(2)
   4.1    Specimen common Stock Certificate.(1)
   4.2    Rights Agreement by and between the Registrant and American
          Stock Transfer & Trust dated as of October 6, 1998.(8)
   4.3    First Amendment to Rights Agreement by and between the
          Registrant and American Stock Transfer & Trust entered into as of February 18, 1999.(9)
   4.4    Indenture by and among the Registrant, U.S. Bank Trust
          National Association and the Subsidiary Guarantors referred to therein, dated as of April 1, 1999.(11)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   4.5    Registration Rights Agreement by and among the Registrant,
          Jefferies & Company, Inc. and CIBC Oppenheimer Corp., dated as of April 1, 1999.(11)
   5.1    Opinion of Kinsella, Boesch, Fujikawa & Towle, LLP.
   5.2    Opinion of Rogers & Wells, LLP.
   9.1    Voting Agreement among D. Michael Talla, Nanette Pattee
          Francini, Mark S. Spino, Peter Feinstein, Philip J. Swain
          and FP II.(1)
  10.1    1994 Stock Incentive Plan.(1)#
  10.2    Form of Stock Option Agreement.(1)#
  10.3    Form of Stock Purchase Agreement.(1)#
  10.4    1994 Stock Compensation Plan.(1)#
  10.5    Form of Indemnification Agreement between the Registrant and its directors and certain officers.(1)
  10.6    Indemnification Agreement between the Registrant and D.
          Michael Talla.(1)
  10.7    Indemnification Agreement between Registrant and Rex A.
          Licklider.(1)
  10.8    Employment Agreement between Registrant and D. Michael
          Talla.(1)#
  10.9    Employment Agreement between the Registrant and Nanette
          Pattee Francini.(1)#
 10.10    Promissory Note executed by Agoura Hills/Spectrum Club dated
          March 29, 1994 in favor of Hawthorne Savings and Loan
          Association.(1)
 10.11    Lease of premises for Reebok Sports Club/NY located at 160
          Columbus Avenue, New York 10023 dated June 3, 1992.(1)
 10.12    Joint Venture Agreement for Sports Connection -- ES/MB
          between El Segundo-TDC, Ltd. and Continental El Segundo
          Corporation effective as of January 3, 1986.(1)
 10.13    First Amendment to Joint Venture Agreement for Sports
          Connection -- ES/MB dated January 3, 1986.(1)
 10.14    Restated Agreement of Limited Partnership of El Segundo-TDC,
          Ltd., as amended.(1)
 10.15    Management Agreement effective as of June 3, 1992, between
          R-SC/NY, Ltd. And Pontius Realty, Inc.(1)
 10.16    License Agreement between Reebok Fitness Centers, Inc. and
          R-SC/NY, Ltd. Dated June 3, 1992.(1)
 10.17    Letter Agreement regarding R-SC/NY dated June 3, 1992.(1)
 10.18    Club Management Contract for the Spectrum Club/Manhattan
          Beach dated January 3, 1986, as amended January 3, 1986 and
          September 17, 1987 and as assigned June 30, 1992.(1)
 10.19    Memorandum of Agreement between Reebok Fitness Centers, Inc.
          and the Company dated as of June 3, 1992.(1)
 10.20    Seventh Amendment and Restated Agreement of Limited
          Partnership of L.A./Irvine Sports Club, Ltd., a California
          Limited Partnership, dated as of October 12, 1994.(1)
 10.21    First Amendment to Seventh Amended and Restated Agreement of
          Limited Partnership of L.A./ Irvine Sports Club, Ltd., a
          California Limited Partnership, dated as of October 12,
          1994.(1)
 10.22    Form of Option Agreement by and between D. Michael Talla, an individual, TTO Partners, a California Limited Partnership, and Sports Club, Ltd., a California Corporation, relating to
          L.A./ Irvine Sports Cub, Ltd., a California Limited
          Partnership.(1)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.23    Amended and Restated Agreement of Limited Partnership of TTO
          Partners, a California Limited Partnership, dated June 30,
          1992, as amended January 1, 1993, January 4, 1993 and
          February 12, 1994 and as assigned January 1, 1993.(1)
 10.24    First Amended and Restated Agreement of Limited Partnership
          of Reebok-Sports Club/NY, Ltd. Dated as of October 12,
          1994.(1)
 10.25    Letter Agreement by and between Reebok Fitness Centers, Inc.
          and the Company dated October 12, 1994.(1)
 10.26    Amendment to First Amended and Restated Agreement of Limited
          Partnership of Reebok-Sports Club/NY, Ltd. Dated as of
          October 12, 1994.(1)
 10.27    Letter Agreement by and between Reebok Fitness Centers, Inc.
          and the Company, which became effective on October 29,
          1994.(1)
 10.28    License Agreement by and between Reebok Fitness Centers,
          Inc. and the Company, which became effective on October 20,
          1994.(1)
 10.29    Promissory Note executed by L.A./Irvine Sports Clubs, Ltd.
          In favor of MKDG/Rhodes SC Partnership, dated October 20,
          1994.(2)
 10.30    First Amendment to Employment Agreement between Registrant and John M. Gibbons, dated July 14, 1995.(3)#
 10.31    Amended and Restated Employment Agreement between Registrant and John M. Gibbons, dated July 14, 1995.(3)#
 10.32    401-K Profit Sharing Plan and related Group Annuity Contract
          No. GA-P K522 and Group Separate Account Annuity contract
          No. GA-P K523, both with Nationwide Life Insurance Company with an effective date of February 1, 1996.(4)
 10.33    First Amendment to Restated Employment Agreement between
          Registrant and John M. Gibbons dated as of April 24,
          1996.(4)#
 10.34    Management by and between Registrant and C.I.T.E. Design
          Corp. dated as of May 2, 1996.(4)
 10.35    Letter Agreement by and between Registrant and WPI.Koll Asia
          Pacific Advisors dated as of October 9, 1996.(4)
 10.36    Termination Agreement by and among Bally Total Fitness
          Holding Corporation, Bally Total Fitness Corporation,
          Bally's S.C. Management, Inc., The Sports Connection Holding
          Company and Registrant dated October 31, 1996.(4)
 10.37    Agreement by and among Reebok-Sports Club/NY Ltd., Talla New
          York, Inc., RFC, Inc., LMP Health Club Co., Millennium
          Entertainment Partners, L.P. and Registrant dated as of
          December 30, 1996.(4)
 10.38    Letter Agreement between Millennium Entertainment Partners,
          L.P. and the Registrant dated as of March 13, 1997.(4)
 10.39    Loan Agreement entered into by and among the Registrant, The
          Spectrum Club Company, Inc., Pontius Realty, Inc., Sports
          Club, Inc. of California, Irvine Sports Club, Inc.,
          HealthFitness Organization of America, Inc., L.A./Irvine
          Sports Cub, Ltd., Talla New York, Inc., SCC Sports Club,
          Inc. and Sumitomo Bank of California dated as of March 20,
          1997.(4)
 10.40    First Amendment to Option Agreement between D. Michael Talla and TTO Partners dated May 27, 1997.(5)
 10.41    Consulting Agreement between the Registrant and Rex A.
          Licklider dated August 1, 1997.(5)#
 10.42    First Amendment to Loan Agreement by and among the
          Registrant and various of its subsidiaries and Sumitomo Bank of California dated August 1, 1997.(5)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.43    Second Amendment to Loan Agreement by and among the
          Registrant and various of its subsidiaries and Sumitomo Bank of California dated August 14, 1997.(5)
 10.44    Settlement Agreement, Agreement for Dismissal and General
          Release and Waiver by and between Century Entertainment,
          L.P., the Registrant and Century City Spectrum Club, Inc.
          dated May 16, 1997.(5)
 10.45    Modification to the March 13, 1997 letter between Millennium
          Entertainment Partners, L.P. and the Registrant dated June
          10, 1997.(5)
 10.46    Asset Purchase Agreement between Green Valley Athletic Club
          Limited Partnership and the Registrant dated as of May 1,
          1997.(5)
 10.47    Agreement of Purchase and Sale of Real Property between
          Green Valley Investment Company, Inc., and the Registrant
          dated as of May 1, 1997.(5)
 10.48    Agreement for Purchase and Sale of Assets by and among HFA
          Services, Inc., SportsTherapy, Inc. and Larry Schwartz made as of July 1, 1997.(5)
 10.49    Letter Agreement between Millennium Entertainment Partners,
          L.P. and the Registrant dated December 29, 1997.(6)
 10.50    Agreement of Purchase and Sale by and among The Spectrum
          Club Company, Inc., SCC I LLC and RBW/Fullerton dated as of
          December 31, 1997.(6)
 10.51    Agreement of Purchase and Sale between The Spectrum Club
          Company, Inc. and Norcan dated as of December 31, 1997.(6)
 10.52    Agreement of Purchase and Sale by and among The Spectrum
          Club Company, Inc., SCC I LLC, RBW/Santa Ana and RBWSA, LLC
          dated as of December 31, 1997.(6)
 10.53    Agreement of Purchase and Sale between The Spectrum Club
          Company, Inc. and Racquetball World dated as of December 31,
          1997.(6)
 10.54    Agreement of Lease between SCC I LLC and the Registrant
          dated as of December 31, 1997.(6)
 10.55    Amended and Restated Loan Agreement by and among the
          Registrant and various of its subsidiaries and Sumitomo Bank of California dated as of February 2, 1998.(5)
 10.56    Amendment of Lease between Lincoln Metrocenter Partners,
          L.P. and Reebok-Sports Club/NY Ltd. As of January 31,
          1998.(5)
 10.57    Letter Agreement between AT&T Commercial Finance Corporation and L.A./Irvine Sports Clubs, Ltd. Dated January 8, 1998.(5)
 10.58    Athletic Club Lease between Millennium Partners LLC and S.F.
          Sports Club, Inc. dated as of June 22, 1997.(5)
 10.59    Athletic Club Lease between Millennium Partners LLC and
          Washington D.C. Sports Club, Inc. dated as of June 22,
          1997.(5)
 10.61    First Amendment to Amended and Restated Loan Agreement by
          and among the Registrant and various of its subsidiaries,
          Sumitomo Bank of California and Comerica Bank -- California
          dated as of February 23, 1998.(5)
 10.62    Underwriting Agreement by and among the Registrant and
          Schroder & Co. Inc., Prudential Securities Incorporated and
          Sutro & Co. Incorporated dated April 1, 1998.(7)
 10.63    Form of Membership Agreements for The Sports Clubs and
          Spectrum Clubs.(10)
 10.64    Lease Agreement between RCPI Trust and the Registrant as of
          February 27, 1998.(10)
 10.65    Amended and Restated Net Operating Lease among Hirschfeld
          Realty Club Corporation and 328 E. 61 Corp., and Vertical
          Fitness and Racquet Club, Ltd., dated March 26, 1985.(10)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.66    Lease Modification Agreement by and among Hirschfeld Realty
          Corporation and 328 E. 61 Corp., and Vertical Fitness and
          Racquet Club, Ltd., dated July 1, 1990.(10)
 10.67    Assignment and Assumption of Lease by and between Vertical
          Fitness and Racquet Club, Ltd., and Bally Entertainment
          Corporation dated January 8, 1996.(10)
 10.68    Assignment of Lease executed by Hilton Hotels Corporation, as successor to tenant, and agreed to and accepted by the
          Registrant, dated April 15, 1998.(10)
 10.69    Second Amendment to Amended and Restated Net Operating Lease
          by and among Hirschfeld Realty Club Corporation and 328 E.
          61 Corp., and the Registrant dated April 15, 1998.(10)
 10.70    Letter Agreement among the Registrant and Rex A. Licklider and D. Michael Talla dated March 31, 1998.(10)
 10.71    Asset Purchase Agreement between Hilton Hotels Corporation and RM Sports Club, Inc. dated as of April 1, 1998.(10)
 10.72    Assignment and Assumption of Asset Purchase Agreement
          between RM Sports Club, Inc. and the Registrant entered into as of April 1, 1998.(10)
 10.73    Note Payable issued by the Registrant to Hilton Hotels
          Corporation dated April 15, 1998.(10)
 10.74    Instructions for Purchase of Real Estate in Houston, Texas
          dated March 5, 1998.(10)
 10.75    Amended and Restated 1994 Stock Incentive Plan as of June 2,
          1998.(10)#
 10.76    Second Amendment to Amended and Restated Loan Agreement
          among the Registrant and certain of its subsidiaries,
          Sumitomo Bank of California and Comerica Bank -- California
          dated as of March 16, 1998.(10)
 10.77    Second Amended and Restated Loan Agreement among the
          Registrant and certain of its subsidiaries, Sumitomo Bank of
          California and Comerica Bank -- California dated as of June
          9, 1998.(10)
 10.78    Third Amendment to Amended and Restated Loan Agreement among the Registrant and certain of its subsidiaries, California
          Bank & Trust and Comerica Bank -- California dated as of
          January 11, 1999.(10)
 10.79    Third Amended and Restated Loan Agreement between the
          Registrant and certain of its subsidiaries and Comerica
          Bank -- California dated as of February 1, 1999.(10)
 10.80    First Amendment to Third Amended and Restated Loan Agreement
          between the Registrant and certain of its subsidiaries and
          Comerica Bank -- California dated as of February 1,
          1999.(10)
 10.81    Employment Agreement between the Registrant and John Gibbons dated October 16, 1998.(10)#
 10.82    Settlement Agreement and Mutual Release among the
          Registrant, RM Sports Club, Inc. and Bally Total Fitness
          Holding Corporation made as of December 31, 1998.(10)
 10.83    Letter Agreement between the Registrant and Millennium
          Partners LLC dated as of October 27, 1998.(10)
 10.84    Participation Agreement between the Registrant and
          Millennium Partners LLC, dated as of October 27, 1998.(10)
 10.85    First Amendment to Lease between RCPI Trust and the
          Registrant dated October 30, 1998.(10)
 10.86    Second Amendment to Lease between RCPI Trust and the
          Registrant dated March 4, 1999.(10)
 10.87    Lease between CB-1 Entertainment Partners LP and S.F. Sports
          Club, Inc. dated June 1, 1997.(10)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.88    Lease between 2200 M Street LLC and Washington D.C. Sports
          Club, Inc. dated March 1999.(10)
 10.89    Purchase Agreement by and among the Registrant, Jefferies &
          Company, Inc. and CIBC Oppenheimer Corp., dated March 29,
          1999.(11)
 10.90    Fourth Amended and Restated Loan Agreement by and among the
          Registrant, certain of its subsidiaries and Comerica
          Bank -- California, dated April 1, 1999.(11)
 10.91    Intercreditor Agreement by and among the Registrant, certain of its subsidiaries, Comerica Bank -- California and U.S.
          Bank Trust National Association, dated April 1, 1999.(11)
 10.92    Disbursement Agreement between U.S. Bank Trust National
          Association and the Registrant and certain of its
          subsidiaries dated as of April 1, 1999.(11)
  12.1    Statement Regarding Computation of Ratio of Earnings to
          Fixed Charges.
  21.1    Subsidiaries of the Registrant.
  23.1    Consent of KPMG LLP.(10)
  25.1    Form T-1 Statement of Eligibility of Trustee.
  99.1    Form of Letter of Transmittal and Notice of Guaranteed
          Delivery of Notes.
  99.2    Form of Letter to Brokers and Dealers.
  99.3    Form of Letter to Clients.

---------------
  # Compensation agreement of plan.

 (1) Incorporated by reference to the Registrant's Registration Statement of Form S-1, declared effective on October 13, 1994 (SEC file No. 33-79552).

 (2) Incorporated by reference to the Registrant's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 1995 (SEC file No. 1-13290).

 (3) Incorporated by reference to the Registrant's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 29, 1996 (SEC file No. 1-13290).

 (4) Incorporated by reference to the Registrant's Annual Report on Form 10-K/A, filed with the Securities and Exchange Commission on October 14, 1997 (SEC file No. 1-13290).

 (5) Incorporated by reference to the Registrant's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 1998 (SEC file No. 1-13290).

 (6) Incorporated by reference to the Registrant's Form 8-K, filed with the Securities and Exchange Commission on January 15, 1998 (SEC file No. 1-13290).

 (7) Incorporated by reference to the Registrant's Registration Statement on Form S-2, declared effective on April 1, 1998 (SEC file No. 333-46973).

 (8) Incorporated by reference to the Registrant's Form 8-K, filed with the Securities and Exchange Commission on October 6, 1998 (SEC file No. 1-13290).

 (9) Incorporated by reference to the Registrant's Form 8-K, filed with the Securities and Exchange Commission on March 15, 1999 (SEC file No. 1-13290).

(10) Incorporated by reference to the Registrant's Form 10-K, filed with the Securities and Exchange Commission on March 26, 1999 (SEC file No. 1-13290).

(11) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on April 14, 1999 (SEC file No. 1-1329.

ITEM 22. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Los Angeles, State of California, on April 16, 1999.

                                          THE SPORTS CLUB COMPANY, INC.

                                                 /s/ D. MICHAEL TALLA
                                          --------------------------------------
                                                     D. Michael Talla
                                                  Chairman of the Board
                                                 Chief Executive Officer
                                             (Duly Authorized Representative)

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURES                                    TITLE                      DATE
                     ----------                                    -----                      ----

                /s/ D. MICHAEL TALLA                       Chairman of the Board         April 16, 1999
-----------------------------------------------------         Chief Executive
                  D. Michael Talla                     (Principal Executive Officer)

                 /s/ JOHN M. GIBBONS                     President, Chief Operating      April 16, 1999
-----------------------------------------------------      Officer and a Director
                   John M. Gibbons

             /s/ NANETTE PATTEE FRANCINI                  Executive Vice President       April 16, 1999
-----------------------------------------------------          and a Director
               Nanette Pattee Francini

               /s/ TIMOTHY M. O'BRIEN                     Chief Financial Officer        April 16, 1999
-----------------------------------------------------     (Principal Financial and
                 Timothy M. O'Brien                         Accounting Officer)

                /s/ REX A. LICKLIDER                     Vice Chairman of the Board      April 16, 1999
-----------------------------------------------------
                  Rex A. Licklider

                /s/ ANDREW L. TURNER                              Director               April 16, 1999
-----------------------------------------------------
                  Andrew L. Turner

                  /s/ DENNISON VERU                               Director               April 16, 1999
-----------------------------------------------------
                    Dennison Veru

                /s/ BRIAN J. COLLINS                              Director               April 16, 1999
-----------------------------------------------------
                  Brian J. Collins

                               POWER OF ATTORNEY

     The undersigned director and/or officer of THE SPORTS CLUB COMPANY does hereby constitute and appoint D. Michael Talla, John M. Gibbons and Timothy M. O'Brien, and each of them, with full power of substitution and resubstitution, as his true and lawful attorney(s) to do any and all things, and to execute any and all instruments, which said attorney(s) and agent(s) may deem necessary or advisable to enable us to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration under the Securities Act of 1933, as amended, of the Company's 11 3/8 Series B Senior Secured Notes including specifically, but without limiting the generality of the foregoing, the power and authority to sign the name of the undersigned in the capacities indicated below to the registration statement on Form S-4 to be filed for such registration, and any and all amendments (including post-effective amendments) thereto whenever filed.

                     SIGNATURES                                     TITLE                     DATE
                     ----------                                     -----                     ----
                /s/ D. MICHAEL TALLA                        Chairman of the Board        April 16, 1999
-----------------------------------------------------          Chief Executive
                  D. Michael Talla                      (Principal Executive Officer)

                 /s/ JOHN M. GIBBONS                      President, Chief Operating     April 16, 1999
-----------------------------------------------------       Officer and a Director
                   John M. Gibbons

             /s/ NANETTE PATTEE FRANCINI                   Executive Vice President      April 16, 1999
-----------------------------------------------------           and a Director
               Nanette Pattee Francini

               /s/ TIMOTHY M. O'BRIEN                      Chief Financial Officer       April 16, 1999
-----------------------------------------------------      (Principal Financial and
                 Timothy M. O'Brien                          Accounting Officer)

                /s/ REX A. LICKLIDER                      Vice Chairman of the Board     April 16, 1999
-----------------------------------------------------
                  Rex A. Licklider

                /s/ ANDREW L. TURNER                               Director              April 16, 1999
-----------------------------------------------------
                  Andrew L. Turner

                  /s/ DENNISON VERU                                Director              April 16, 1999
-----------------------------------------------------
                    Dennison Veru

                /s/ BRIAN J. COLLINS                               Director              April 16, 1999
-----------------------------------------------------
                  Brian J. Collins

                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION
-------                           -----------
  5.1     Opinion of Kinsella, Boesch, Fujikawa & Towle, LLP
  5.2     Opinion of Rogers & Wells, LLP
 12.1     Statement Regarding Computation of Ratio of Earnings to
          Fixed Charges.
 21.1     Subsidiaries
 23.1     Consent of KPMG LLP
 25.1     Form T-1 Statement of Eligibility of Trustee.
 99.1     Form of Letter of Transmittal and Notice of Guaranteed
          Delivery of Notes.
 99.2     Form of Letter to Brokers and Dealers
 99.3     Form of Letters to Clients